UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement

☐ Form C-U: Progress Update

☐ Form C/A: Amendment to Offering Statement

    ☐ Check box if Amendment is material and investors must reconfirm within five business days.

☐ Form C-AR: Annual Report

☐ Form C-AR/A: Amendment to Annual Report

☐ Form C-TR: Termination of Reporting

Name of Issuer:

Web3 Enabler Inc.

Legal status of Issuer:

    Form:

    Corporation

    Jurisdiction of Incorporation/Organization:

    Delaware

    Date of Organization:

    October 5, 2023

Physical Address of Issuer:

3980 North 42nd Terrace
Hollywood FL 33021

Note: the Company's application for registration in the state of Florida as a foreign corporation is pending re-submission as of October 21, 2024, and the company's wholly owned subsidiary was registered in the state of Florida in 2023 and 2024.

Website of Issuer:

https://www.web3enabler.com

Is there a co-issuer? ___ yes _X_ no.

Name of Intermediary through which the Offering will be Conducted:

OpenDeal Portal LLC dba Republic

CIK Number of Intermediary:

0001751525

SEC File Number of Intermediary:

007-00167

CRD Number of Intermediary:

283874

Amount of compensation to be paid to the Intermediary, whether as a percentage of the Offering amount or as a dollar amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering:

At the conclusion of the Offering, the Issuer will pay the Intermediary the greater of (A) a fee of six percent (6%) of the dollar amount raised in the Offering over an above the initial $100,000, or (B) a cash fee of fifteen thousand dollars ($15,000.00).

Any other direct or indirect interest in the Issuer held by the Intermediary, or any arrangement for the Intermediary to acquire such an interest:

The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the securities sold in the Offering. The Intermediary will also receive a $7,500 onboarding fee.

Type of Security Offered:

SAFE (Simple Agreement for Future Equity)

Target Number of Securities to be Offered:

75,000

Price (or Method for Determining Price):

$1.00

Target Offering Amount:

$75,000

Oversubscriptions Accepted:

☑ Yes

☐ No

Oversubscriptions will be Allocated:

☐ Pro-rata basis

☑ First-come, first-served basis

☐ Other: At the Intermediary's discretion

Maximum Offering Amount (if different from Target Offering Amount):

$1,235,000

Deadline to reach the Target Offering Amount:

Monday March 11, 2025

If the sum of the investment commitments does not equal or exceed the Target Offering Amount at the Deadline to reach the Target Offering Amount, no Securities will be sold in the Offering, investment commitments will be canceled and committed funds will be returned.

Current Number of Employees:

Five (5)

	Most recent fiscal year-end[1] (2023)	Prior fiscal year-end[1] (2022)
Total Assets	$57,489	N/A
Cash & Cash Equivalents	$54,564	N/A
Accounts Receivable	$0	N/A
Accounts Payable	$7,384	N/A
Long Term Liabilities	$73,125	N/A
Revenues/Sales	$0	N/A
Cost of Goods Sold	$0	N/A
Taxes Paid	$0	N/A
Net Income/(Loss)	($24,020)	N/A

---

[1] The business was incorporated in 2023

The jurisdictions in which the Issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

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Form C Offering Memorandum

(Offered on the Republic crowdfunding platform. Launch Date: November 11, 2024)

Web3 Enabler Inc.



A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THIS OFFERING AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THIS OFFERING IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*".

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. PROSPECTIVE INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME. THE SECURITIES MAY HAVE FURTHER TRANSFER RESTRICTIONS NOT PROVIDED FOR BY FEDERAL, STATE OR FOREIGN LAW.

NO ONE SHOULD CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE ISSUER, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

INVESTORS OUTSIDE OF THE UNITED STATES, TAKE NOTICE IT IS EACH INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVE THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

THE ESCROW AGENT SERVICING THE OFFERING HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

NOTICE TO RESIDENTS OF HAWAII AND VERMONT

BITGO TRUST COMPANY, INC., CANNOT SERVICE CUSTODIAL ACCOUNTS FOR INVESTORS LOCATED IN HAWAII OR VERMONT. AS A RESULT, THE REPUBLIC PLATFORM PRODUCT IS CONFIGURED TO PREVENT INVESTORS FROM HAWAII AND VERMONT FROM PARTICIPATING IN THIS CUSTODIAL OFFERING.

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TABLE OF CONTENTS

ABOUT THIS FORM C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than OpenDeal Portal LLC dba Republic (the **"Intermediary"**) has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities (as defined below) in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Issuer will afford prospective Investors (defined below) an opportunity to ask questions of, and receive answers from, the Issuer and its management concerning the terms and conditions of this Offering and the Issuer. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**". The Issuer is referred to herein as the "Issuer" or "we".

In making an investment decision, you must rely on your own examination of the Issuer and the terms of the Offering, including the merits and risks involved. The statements of the Issuer contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C. The Issuer does not expect to update or otherwise revise this Form C or any other materials supplied herewith.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein are accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

THE OFFERING AND THE SECURITIES

The Offering

The Issuer is offering a minimum amount of $75,000 (the "**Target Offering Amount**") and up to a maximum amount of $1,235,000 (the "**Maximum Offering Amount**") of SAFE (Simple Agreement for Future Equity) Units (the "**Securities**"), on a best efforts basis as described in this Form C (the **"Offering"**). The Minimum Individual Purchase Amount is $100 and the Maximum Individual Purchase Amount is $125,000. The Issuer reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Issuer may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice. The Issuer must raise an amount equal to or greater than the Target Offering Amount by March 11, 2025 (the "**Offering Deadline**"). Unless the Issuer receives investment commitments, which are fully paid for and meet all other requirements set by this Offering, in an amount not less than the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be canceled and all committed funds will be returned.

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Issuer's asset value, net worth, revenues or other objective established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the purchase process hosted by the **Intermediary (**as defined above), including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Issuer are required to correct any errors or omissions made by the Investor.**

Investor funds will be held in escrow with a qualified third party escrow agent meeting the requirements of Regulation CF ("**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment up to and until 48 hours prior to the Offering Deadline or an intermediate close, using the cancellation mechanism provided by the Intermediary. **Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds. If the Investor does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline, the funds will be released to the Issuer and the Investor will receive their Securities.**

Investment commitments made in this Offering will be represented by a pro rata beneficial interest (based on the amount invested) subject to the terms the Instrument (attached as **Exhibit B**), Custody Agreement (attached as **Exhibit C**), and Omnibus Nominee Trust Agreement (attached as **Exhibit D**). Securities sold in this Offering will be deposited into a custodial account ("**Custodial Account**") with **BitGo Trust Company, Inc.**, who will serve as the custodian, nominee, and legal record holder (the "**Custodian**" or "**Nominee**"). In order to receive Securities from this Offering, Investors will be required to establish, or verify that they already have, an account with the Custodian. The legal title to the Securities purchased by the Investor in this Offering will be held in the name of a trust established by and maintained by the Nominee for the purposes of safeguarding the Securities and providing for efficiencies with respect to tax reporting, distributions and estate planning purposes related to the Securities pursuant to the terms and conditions of the Omnibus Nominee Trust Agreement attached hereto as Exhibit D.

The Issuer will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Issuer reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Issuer continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

The Deal Page

A description of our products, services and business plan can be found on the Issuer's profile page on the Intermediary's website under https://republic.com/web3-enabler/ (the **"Deal Page"**). The Deal Page can be used by prospective Investors to ask the Issuer questions and for the Issuer to post immaterial updates to this Form C as well as make general announcements. You should view the Deal Page at the time you consider making an investment commitment. Updates on the status of this Offering can also be found on the Deal Page.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Issuer will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be canceled and the committed funds will be returned without interest or deductions.

Intermediate Closings

In the event an amount equal to two (2) times the Target Offering Amount is committed and meets all required terms of the Offering prior to the Offering Deadline on such date or such later time as the Issuer designates pursuant to Rule 304(b) of Regulation CF, the Issuer may conduct the first of multiple closings of the Offering early, *provided* (i) the early closing date must be twenty-one (21) days from the time the Offering opened and (ii) that all Investors will receive notice of such early closing date at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments). Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before such early closing date.

If the Issuer conducts an initial closing (the "**Initial Closing**"), the Issuer agrees to only withdraw seventy percent (70%) of the proceeds that are in escrow and will only conduct such Initial Closing if there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of the Initial Closing. The Issuer may only conduct another close (a "**Subsequent Closing**") before the Offering Deadline if the amount of investment commitments made as of the date of such Subsequent Closing exceeds two times the Target Offering Amount as of the date of the Initial Closing and there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of such Subsequent Closing.

Any investment commitments received after an intermediate closing will be released to the Issuer upon a subsequent closing and the Investor will receive evidence of the Securities via electronic certificate/PDF in exchange for their investment commitment as soon as practicable thereafter.

The Issuer has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Issuer until they are accepted by the Issuer, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Issuer rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

The Securities

We request that you please review this Form C and the Instrument attached as Exhibit B, in conjunction with the following summary information.

Not Currently Equity Interests

The Securities are not currently equity interests in the Issuer and merely provide a right to receive equity at some point in the future upon the occurrence of certain events (which may or may not occur).

Dividends and/or Distributions

The Securities do not entitle Investors to any dividends.

Conversion

Upon the next sale (or series of related sales) by the Issuer of its Capital Stock to one or more third parties resulting in gross proceeds to the Issuer of not less than $1,500,000 in cash and cash equivalents (each an "**Equity Financing**"), the Securities are convertible into shares of the securities issued in said Equity Financing, at the option of the Issuer.

<u>Conversion Upon an Equity Financing Event</u>

Upon an Equity Financing, (i) each investor who invests during the first tranche of the Offering, which includes the initial purchases amounting up to and including the sum of $125,000.00 (collectively, the "**First Tranche Investors**"), and (ii) each investor who invests during the final tranche of the Offering, which includes all purchases from $125,000.01 to $1,235,000.00 (collectively, the "**Final Tranche Investors**"), will receive the number of securities equal to the greater of the quotient obtained by dividing the amount the Investor paid for the Securities (the "**Purchase Amount**") by (a) or (b) immediately below:

(a) the quotient of (i) $6,000,000 for First Tranche Investors (the "**First Tranche Pre-Money Valuation Cap**"), or (ii) $7,500,000 for Final Tranche Investors (the "**Final Tranche Pre-Money Valuation Cap**", and with the First Tranche Pre-Money Valuation Cap and the Final Tranche Pre-Money Valuation Cap, collectively, the "**Pre-Money Valuation Cap**"), divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) shares of capital stock reserved for future issuance under any equity incentive or similar plan, (ii) convertible promissory notes, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "**SAFEs**"), and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs;

OR

(b) if the pre-money valuation of the Issuer immediately prior to the Equity Financing is less than or equal to the applicable Pre-Money Valuation Cap for each Investor, the lowest price per share of the securities sold in such Equity Financing".

Such conversion price shall be deemed the "**Equity Financing Price**".

<u>Conversion Upon a Liquidity Event</u>

In the case of the Issuer's undergoing an **IPO** (as defined below) of its Capital Stock (as defined in the Security), a **Direct Listing** (as defined below), or a **Change of Control** (as defined below) of the Issuer (either of these events, a "**Liquidity Event**") prior to any Equity Financing, the Investor will receive, at its option and within thirty (30) days of receiving notice (whether actual or constructive), either (i) a cash payment equal to the Purchase Amount subject to the following paragraph (the "**Cash Out Option**") or (ii) a number of shares of Common Stock of the Issuer equal to the Purchase Amount divided by the quotient of (a) the applicable Pre-Money Valuation Cap for each Investor divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Issuer's capital stock outstanding (on an as-converted basis), assuming the exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (w) shares of capital stock reserved for future issuance under any equity incentive or similar plan; (x) any SAFEs; (y) convertible promissory notes; and (z) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

In connection with the Cash Out Option, the Purchase Amount (or a lesser amount as described below) will be due and payable by the Issuer to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investors and the holders of other SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Issuer's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"**Change of Control**" as used above, means (i) a transaction or series of related transactions in which any person or group becomes the beneficial owner of more than fifty percent (50%) of the outstanding voting securities entitled to elect the Issuer's board of directors, (ii) any reorganization, merger or consolidation of the Issuer, in which the outstanding voting security holders of the Issuer fail to retain at least a majority of such voting securities following such transaction or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Issuer.

"**Direct Listing**" means the Issuer's initial listing of its Common Stock (other than shares of Common Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Issuer with the SEC that registers shares of existing Capital Stock of the Issuer for resale, as approved by the Issuer's board of directors. For the avoidance of doubt, a Direct Listing will not be deemed to be an underwritten offering and will not involve any underwriting services.

"**IPO**" as used above, means: (A) the completion of an underwritten initial public offering of Capital Stock by the Issuer pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Capital Stock by the Issuer to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; (B) the Issuer's initial listing of its Capital Stock (other than shares of Capital Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Issuer with the SEC that registers shares of existing capital stock of the Issuer for resale, as approved by the Issuer's board of directors, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Capital Stock of the Issuer.

Dissolution

If there is a **Dissolution Event** (as defined below) or a Liquidity Event before the Securities terminate, the Issuer will distribute all proceeds legally available for distribution with the following priority: (i) junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock); (ii) on par with payments for other SAFEs, whether this Series or otherwise, and/or Preferred Stock, and if the applicable proceeds are insufficient to permit full payments to the Investor and such other SAFEs and/or Preferred Stockholders, the applicable proceeds will be distributed pro rata to the Investor and such other SAFEs and/or Preferred Stock holders in proportion to the full payments that would otherwise be due; and (iii) all holders of Common Stock.

A "**Dissolution Event**" means (i) a voluntary termination of operations by the Issuer, (ii) a general assignment for the benefit of the Issuer's creditors or (iii) any other liquidation, dissolution or winding up of the Issuer (excluding a Liquidity Event), whether voluntary or involuntary.

Termination

The Securities terminate (without relieving the Issuer of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur of: (i) the issuance of shares in the converted securities to the Investor pursuant to the conversion provisions of the SAFE agreement or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to a Liquidity Event or a Dissolution Event.

Nominee

The title holder of the Securities will be a trust established by and maintained by Nominee for the purposes of safeguarding the Securities and providing for efficiencies with respect to tax reporting, distributions and estate planning purposes related to the Securities. Pursuant to the terms of the Omnibus Nominee Trust Agreement (attached as <u>Exhibit D</u>), Investors are engaging Nominee as its limited agent to safeguard and provide certain limited services with respect to the Securities held in trust. Investors are appointing Nominee to act as nominee for the Investors, to serve in such capacity until the appointment and authority conferred is revoked, for the limited purpose of causing to be held, and holding, in the name of Nominee alone, title to the Securities beneficially owned by the Investors and acquired by Nominee for the benefit of Investors or otherwise conveyed to Nominee in accordance with the directions of the Investors, with power and authority limited to registering and holding the Securities in Nominee's name, and otherwise acting with respect to the Securities in accordance with the instructions of the Investors, as provided in the Omnibus Nominee Trust Agreement or as may be given by the Investors from time to time. The Nominee will have no right or authority to act with respect to the Securities, except upon the instructions of the Investors. An Investor may, at any time, in its absolute discretion, terminate the Omnibus Nominee Trust Agreement in whole or in part; provided, however, that no such termination will be effective with respect to any Securities the transfer of which is restricted by contract, law, edict or otherwise unless consented to by the Issuer thereof (including by blanket consent). Nominee's sole function during the term of the Omnibus Nominee Trust Agreement will be to hold nominal legal title to the Securities for the benefit of the Investors under and subject to the Investor's instructions.

Voting and Control

Neither the Securities **nor the securities issuable upon the conversion** of the Securities have voting rights unless otherwise provided for by the Issuer. In addition, to facilitate the Offering SAFE Investors being able to act together and cast a vote as a group, to the extent any securities acquired upon conversion of the Securities confer the holder with voting rights (whether provided by the Issuer's governing documents or by law), the Lead will act on behalf as proxy on behalf of Investors in respects to instructions related to the Securities. The Lead will vote consistently at the direction of the Chief Executive Officer of the Issuer (the "**Lead**").

The Issuer does not have any voting agreements in place.

The Issuer has shareholder agreements in place with all key members of the operations team. The two initial founders hold and vote more than 55% of the voting shares before dilution from conversion of the securities and other SAFEs or this Offering.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that Investors may eventually have in the Issuer.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Issuer; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Issuer with an opinion of counsel reasonably satisfactory to the Issuer stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any capital stock into which they are convertible to any of the Issuer's competitors, as determined by the Issuer in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

If a transfer, resale, assignment or distribution of the Security should occur prior to the conversion of the Security or after, if the Security is still held by the original purchaser directly, the transferee, purchaser, assignee or distributee, as relevant, will be required to sign an Omnibus Nominee Trust Agreement (as defined in the Security).

Other Material Terms

- The Issuer does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Issuer cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

COMMISSION AND FEES

Cash Commission

At the conclusion of the Offering, the Issuer shall pay the Intermediary the greater of (A) a fee of six percent (6%) of the dollar amount raised in the Offering after an initial $100,000 and up to $1,235,000, or (B) a cash fee of fifteen thousand dollars ($15,000.00).

Other Compensation

The Intermediary will also receive compensation in the form of the Securities equal to two percent (2%) of the total number of the Securities sold in the Offering. The total number of Securities outstanding after the Offering is subject to increase in an amount equal to the Intermediary's fee of two percent (2%) of the Securities issued in this Offering. The Intermediary will also receive an onboarding fee of $7,500.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Issuer is subject to the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Issuer's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Issuer is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Issuer may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises and geopolitical events, including without limitation, COVID-19 can have a significant effect on our business operations and revenue projections.

A significant outbreak of contagious diseases, such as COVID-19, in the human population could result in a widespread health crisis. Additionally, geopolitical events, such as wars or conflicts, could result in global disruptions to supplies, political uncertainty and displacement. Each of these crises could adversely affect the economies and financial markets of many countries, including the United States where we principally operate,

Web3 Enabler Inc. Form C 2024-11-07

W3Ei_Form_C_Final_2024-11-07

resulting in an economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms, if at all.

The amount of capital the Issuer is attempting to raise in this Offering may not be enough to sustain the Issuer's current business plan.

In order to achieve the Issuer's near and long-term goals, the Issuer may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Issuer will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Issuer and present and future market conditions. Our business currently has generated only $100,000 in revenue to date from a single grant funding source, and it has sold only one license for the use of its product on Salesforce to date. Future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of, or eliminate one or more of our research, development or commercialization programs, product launches, or marketing efforts, and any of such reductions may materially harm our business, financial condition and results of operations.

We may not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

Unless we increase our authorized capital stock, we may not have enough authorized common stock to be able to obtain funding by issuing shares of our common stock or securities convertible into shares of our common stock. We may also not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We may lose the ability to sell in one or more of the ISV sales channels we have joined.

The business is dependent on the initial and ongoing approval of each ISV channel where our software licenses may be sold. This includes Salesforce, which is the only ISV channel we are currently selling through. The loss of one or more of these channels could interfere with the development of the business and the execution of the company's strategy.

We may lose the ability to use one or more of the featured partnership services we may offer.

The company is dependent upon licensing and partnership agreements with third party producers of blockchain goods and services such as stable coins, crypto-currencies, and decentralized applications. Current partnerships that fall into this risk category include: Circle; Crypto APIs; PoundToken; BitRank Verified; STAAJ; Gettone; Skyplanner; Forteneer; and TechParrot. The loss of one or more of these partnerships could affect our ability to sell.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Issuer relies on certain intellectual property rights to operate its business. The Issuer's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Issuer's success depends on the experience and skill of the board of directors, its executive officers and key employees.

We are dependent on our board of directors, executive officers and key employees. These persons may not devote their full time and attention to the matters of the Issuer. The loss of our board of directors, executive officers and key employees could harm the Issuer's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Issuer does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Issuer has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Issuer will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Issuer and our operations. We have no way to guarantee key personnel will stay with the Issuer, as many states do not enforce non-competition agreements, and the FTC recently issued a ruling that bans most non-competes nationwide. The rule was recently stayed by the court, but litigation is ongoing, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of Individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Issuer is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Issuer may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) issuer, the Issuer is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Issuer's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Issuer of such compliance could be substantial and could have a material adverse effect on the Issuer's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as state and local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Risks Related to the Offering

State and federal securities laws are complex, and the Issuer could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.

The Issuer has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Issuer may have violated state or federal securities laws, any such violation could result in the Issuer being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Issuer would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Issuer will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts.

In addition, if the Issuer violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Issuer which, among other things, could result in the Issuer having to pay substantial fines and be prohibited from selling securities in the future.]

The Issuer could potentially be found to have not complied with securities law in connection with this Offering related to a Reservation Campaign (also known as "Testing the Waters")

Prior to filing this Form C, the Issuer engaged in a Reservation Campaign (also known as "testing the waters") permitted under Regulation Crowdfunding (17 CFR 227.206), which allows issuers to communicate to determine whether there is interest in the offering. All communication sent is deemed to be an offer of securities for purposes of the antifraud provisions of federal securities laws. Any Investor who expressed interest prior to the date of this

Offering should read this Form C thoroughly and rely only on the information provided herein and not on any statement made prior to the Offering. The communications sent to Investors prior to the Offering are attached as **Exhibit F**. Some of these communications may not have included proper disclaimers required for a Reservation Campaign.

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Issuer's management may have broad discretion in how the Issuer uses the net proceeds of the Offering.

Unless the Issuer has agreed to a specific use of the proceeds from the Offering, the Issuer's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

Because the Offering consists of three separate tranches, a single investor may receive different SAFEs with different terms, depending on the timing of its investment commitment.

The Offering is divided into two separate tranches for investors. Investors who invest earlier in the Offering will receive a SAFE with preferential terms, namely a reduced pre-money valuation cap (for example, a First Tranche Investor will receive a Pre-Money Valuation Cap of $6,000,000 while a Final Tranche Investor will receive a Pre Money Valuation Cap of $7,500,000). Accordingly, a single investor may be issued two different SAFEs with different terms, depending on the timing of the investor's investment commitment.

The Intermediary Fees paid by the Issuer are subject to change depending on the success of the Offering.

At the conclusion of the Offering, the Issuer shall pay the Intermediary the greater of (A) $15,000.00 or (B) the amount determined pursuant to the following schedule: (1) 0% of any amounts raised up to $100,000.00, and (2) 6% of any amounts raised exceeding $100,000.01 but not exceeding $5,000,000.00 in a Successful Offering ("Cash Proceeds"), and (II) a securities interest equal to 2% of the total Securities issued as part of such Successful Offering ("Securities Proceeds," and together with Cash Proceeds, the "Republic Commissions").

The Issuer has the right to limit individual Investor commitment amounts based on the Issuer's determination of an Investor's sophistication.

The Issuer may prevent any Investor from committing more than a certain amount in this Offering based on the Issuer's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Issuer's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Issuer's determination.

The Issuer has the right to extend the Offering Deadline.

The Issuer may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Issuer attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Issuer extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Issuer receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Issuer receives the Target Offering Amount, at which time it will be released to the Issuer to be used as set forth herein. Upon or shortly after the release of such funds to the Issuer, the Securities will be issued and distributed to you.

The Issuer may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Issuer can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Issuer may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Issuer has the right to conduct multiple closings during the Offering.

If the Issuer meets certain terms and conditions, an intermediate close (also known as a rolling close) of the Offering can occur, which will allow the Issuer to draw down on seventy percent (70%) of Investor proceeds committed and captured in the Offering during the relevant period. The Issuer may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the Securities

Investors will not have voting rights, even upon conversion of the Securities and will grant a third-party nominee broad power and authority to act on their behalf.

In connection with investing in this Offering to purchase a SAFE (Simple Agreement for Future Equity), Investors will designate the Lead (as defined above) to act on behalf as proxy on behalf of Investors with respect to instructions related to the Securities. The Lead will be entitled, among other things, to exercise any voting rights (if any) conferred upon the holder of the Securities or any securities acquired upon their conversion, and to execute on behalf of an investor all transaction documents related to the transaction or other corporate event causing the conversion of the Securities. Thus, by participating in the Offering, investors will grant broad discretion to a third party (the Lead and its agents) to take various actions on their behalf, and investors will essentially not be able to vote upon matters related to the governance and affairs of the Issuer nor take or effect actions that might otherwise be available to holders of the Securities and any securities acquired upon their conversion. Investors should not participate in the Offering unless he, she or it is willing to waive or assign certain rights that might otherwise be afforded to a holder of the Securities to the Lead and grant broad authority to the Lead to take certain actions on behalf of the investor.

The Custodian shall serve as the legal title holder of the Securities. Investors will only obtain beneficial ownership in the Securities.

The Issuer and the Investor shall appoint and authorize the qualified third-party Custodian for the benefit of the Investor, to hold the SAFE and any securities that may be issued upon conversion thereof in registered form in the Custodian's name or the name of the Custodian's nominees for the benefit of the Investor and Investor's permitted assigns. The Custodian may take direction from the Lead who will act on behalf of the Investors, and the Custodian may be permitted to rely on the Lead's instructions related to the Securities. Investors may never become an equity holder, merely a beneficial owner of an equity interest.

The Securities will not be freely tradable under the Securities Act until one year from when the securities are issued. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

Web3 Enabler Inc. Form C 2024-11-07

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Issuer. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof. If a transfer, resale, assignment or distribution of the Security should occur prior to the conversion of the Security or after, if the Security is still held by the original purchaser directly, the transferee, purchaser, assignee or distribute, as relevant, will be required to sign a new Omnibus Nominee Trust Agreement (attached as Exhibit D). Additionally, Investors will only have a beneficial interest in the Securities, not legal ownership, which may make their resale more difficult as it will require coordination with the Custodian

Investors will not become equity holders until the Issuer decides to convert the Securities or until there is a change of control or sale of substantially all of the Issuer's assets. The Investor may never directly hold equity in the Issuer.

Investors will not have an ownership claim to the Issuer or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Investors may never become equity holders of the Issuer. Investors will not become equity holders of the Issuer unless the Issuer receives a future round of financing great enough to trigger a conversion and the Issuer elects to convert the Securities. The Issuer is under no obligation to convert the Securities. In certain instances, such as a sale of the Issuer or substantially all of its assets, an initial public offering or a dissolution or bankruptcy, the Investors may only have a right to receive cash, to the extent available, rather than equity in the Issuer.

Investors will not have voting rights, even upon conversion of the Securities.

Investors will not have the right to vote upon matters of the Issuer even if and when their Securities are converted (the occurrence of which cannot be guaranteed). Under the terms of the Securities, a third-party designated by the Issuer will exercise voting control over the Securities. Upon conversion, the Securities will **continue** to be voted in line with the designee identified or pursuant to a voting agreement related to the equity securities the Security is converted into. For example, if the Securities are converted in connection with an offering of Series B Preferred Stock, Investors would directly or beneficially receive securities in the form of shares of Series B-CF Preferred Stock and such shares would be required to be subject to the terms of the Securities that allows a designee to vote their shares of Series B-CF Preferred Stock consistent with the terms of the Security. Thus, Investors will essentially never be able to vote upon any matters of the Issuer unless otherwise provided for by the Issuer.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Issuer or to receive financial or other information from the Issuer, other than as required by law. Other security holders of the Issuer may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Issuer can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Issuer such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

Investors will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which Investors will be able to demand repayment of their investment. The Issuer has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Investors have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may Investors demand payment and even then, such payments will be limited to the amount of cash available to the Issuer.

The Issuer may never elect to convert the Securities or undergo a liquidity event and Investors may have to hold the Securities indefinitely.

The Issuer may never conduct a future equity financing or elect to convert the Securities if such future equity financing does occur. In addition, the Issuer may never undergo a liquidity event such as a sale of the Issuer or an initial public offering. If neither the conversion of the Securities nor a liquidity event occurs, Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. If a transfer, resale, assignment or distribution of the Security should occur prior to the conversion of the Security or after, if the Security is still held by the original purchaser directly, the transferee, purchaser, assignee or distributee, as relevant, will be required to sign a new Omnibus Nominee Trust Agreement (as defined in the Security).The Securities are not equity interests, have no ownership rights, have no rights to the Issuer's assets or profits and have no voting rights or ability to direct the Issuer or its actions.

Any equity securities acquired upon conversion of the Securities may be significantly diluted as a consequence of subsequent equity financings.

The Issuer's equity securities will be subject to dilution. The Issuer intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from the conversion of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Issuer.

The amount of additional financing needed by the Issuer will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Issuer with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Issuer's needs, the Issuer may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Issuer. There can be no assurance that the Issuer will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

In addition, the Issuer has certain equity grants and convertible securities outstanding. Should the Issuer enter into a financing that would trigger any conversion rights, the converting securities would further dilute the equity securities receivable by the holders of the Securities upon a qualifying financing. In particular, triggering the conversion of the initial friends and family round would cause 6.75% dilution. In addition there are 27,420 shares issued and reserved for an option pool and additional industry advisors that will cause further dilution when they become issued and outstanding.

Any equity securities issued upon conversion of the Securities may be substantially different from other equity securities offered or issued by the Issuer at the time of conversion.

In the event the Issuer decides to exercise the conversion right, the Issuer will convert the Securities into equity securities that are materially different from the equity securities being issued to new investors at the time of conversion in many ways, including, but not limited to, liquidation preferences, dividend rights, or anti-dilution protection. Additionally, any equity securities issued at the Equity Financing Price (as defined in the SAFE agreement) shall have only such preferences, rights, and protections in proportion to the Equity Financing Price and not in proportion to the price per share paid by new investors receiving the equity securities. Upon conversion of the Securities, the Issuer may not provide the holders of such Securities with the same rights, preferences, protections, and other benefits or privileges provided to other investors of the Issuer.

The forgoing paragraph is only a summary of a portion of the conversion feature of the Securities; it is not intended to be complete, and is qualified in its entirety by reference to the full text of the SAFE agreement, which is attached as **Exhibit B**.

There is no present market for the Securities and we have arbitrarily set the price.

The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our asset value, net worth, revenues or other established criteria of value. We cannot guarantee that the Securities can be resold at the offering price or at any other price.

In the event of the dissolution or bankruptcy of the Issuer, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.

In the event of the dissolution or bankruptcy of the Issuer, the holders of the Securities that have not been converted will be entitled to distributions as described in the Securities. This means that such holders will only receive distributions once all of the creditors and more senior security holders, including any holders of preferred stock, have been paid in full. No holders of any of the Securities can be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Issuer.

While the Securities provide mechanisms whereby holders of the Securities would be entitled to a return of their purchase amount upon the occurrence of certain events, if the Issuer does not have sufficient cash on hand, this obligation may not be fulfilled.

Upon the occurrence of certain events, as provided in the Securities, holders of the Securities may be entitled to a return of the principal amount invested. Despite the contractual provisions in the Securities, this right cannot be guaranteed if the Issuer does not have sufficient liquid assets on hand. Therefore, potential Investors should not assume a guaranteed return of their investment amount.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business

Web3 Enabler Inc., through its wholly owned subsidiary, Web3 Enabler, LLC began operations in July 2023, with the purpose of furthering the launch of its product and software in the Salesforce ISV (Independent Software Vendor) Partner Channel. The company's product is approved and can be purchased in the Salesforce application marketplace for ISVs. Web3 Enabler is an official Salesforce Partner in the Salesforce Partnership Program.

The Company was formed as an Inc. under the laws of the State of Delaware on October 5th, 2024. The 100% owned subsidiary LLC by the same name was formed in Delaware on May 19, 2024 and is used for banking purposes only with no books or operations of its own.

The principal office and mailing address are presently located at 3980 North 42nd Terrace, Hollywood FL 33021. The Company's telephone number is (574) 238-2184. The CEO & Chairman of the Board of the Company is Alex Hochberger. The CFO, Director and Treasurer is Peter Hubshman. The Corporate Counsel, Director and Secretary of the Corporation is Alexander Smart.

The Issuer conducts business in Florida and is marketing its product on the Salesforce marketplace to Salesforce's customers as an add-on to their existing Salesforce installation (e.g. CRM or ERP). Salesforce customers are both US and international, and the company expects its product to be sold to and used by clients based in the US and internationally. Currently the Issuer's wholly owned subsidiary, Web3 Enabler LLC, is authorized as a foreign entity to do business in FL, and the Issuer, Web3 Enabler Inc., (parent company) is in the application process to be registered in Florida as a foreign entity.

Business Plan

Web3 Enabler Inc. ("**Web3 Enabler**") is a software platform designed to connect corporate users in a seamless fashion to best in-breed blockchain services. The company's stated objective is to bring blockchain services into the mainstream corporate arena. Blockchain services have a distinct cost advantage over the existing dominant international banking infrastructure, so management expects corporates to rapidly adopt the lower blockchain-driven cost structures over the next few years. Web3 Enabler's strategy is to be a first mover on Salesforce. So far, Web3 Enabler is alone in its blockchain payments channel, and management believes that this first-mover starting position will yield dominance in the channel as sales develop. The company also plans to expand quickly to other important channels for ISV partners (i.e. Intuit, ZoHo, others).

The Issuer's Products and/or Services

The Web3 Enabler product is live on Salesforce and businesses that want to incorporate blockchain payments into their operations can use it now. The product, "Blockchain Payments by Web3 Enabler", brings the blockchain into the mainstream for more than 150,000 Salesforce customers worldwide. Salesforce is the leading platform for CRM, ERP and Business Intelligence (BI) software solutions, so qualifying as a Salesforce Partner can be a several year process for most ISVs. Blockchain Payments simplifies checkout by removing the need for credit cards and complex gateways, and allows Salesforce users to enable a secure, convenient payment option already integrated into their e-commerce platforms, phonerooms, and retail locations. By integrating crypto payment capabilities, Salesforce users can accelerate payment processing, resulting in improved cash flow and improved customer satisfaction.

Salesforce users of Web3 Enabler can also access and use Smart contracts on a variety of blockchains. Enabled by premier blockchain partners, smart contracts can help users streamline their Salesforce workflows, automating agreements and payments both on the blockchain. Web3 Enabler blockchain partners can also help customers to enable token-based loyalty programs inside their Salesforce marketing installations, allowing their customer service departments (for example) to reward customers with redeemable digital tokens for purchases and benefits, enhancing engagement and brand loyalty.

Product / Service	Description	Current Market
Blockchain Payments by Web3 Enabler	Allows users to send and accept crypto payments and handle other blockchain transactions on the world's leading platform for CRM, ERP and Business Intelligence (BI) software solutions, Salesforce.	There are over 150,000 companies on the Salesforce platform. The Web3 Enabler team expects adoption by a subset of those who conduct business internationally.

Customer Base

The company is onboarding its first beta customer for testing, and has been pre-sales and pre-marketing to this point for its product, having received $100,000 in grant funding from a single foundation as revenue to date.

Intellectual Property ("IP")

The company acquired the domain name registration for "web3enabler.com" for $3,000 in December 2023. The company has not registered any additional IP and no parties are holding any IP of the company.

Web3 Enabler Inc. Form C 2024-11-07

Governmental/Regulatory Approval and Compliance

Application or Registration #	Title	Description	File Date	Grant Date	Country
Domain Registration	web3enabler.com	Domain Name Registration	n/a	12/22/2023	United States

The Issuer is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Issuer is not subject to any current litigation or threatened litigation.

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers, fees associated with bad actor checks, payment processing fees, and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees	20%	$15,000	6%	$68,100
Marketing	27%	$20,000	28%	$350,000
Development	27%	$20,000	24%	$300,000
Operations	20%	$15,000	26%	$325,000
Reserve	6%	$5,000	16%	$191,900
Total	**100%**	**$75,000**	**100%**	**$1,235,000**

DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS

The directors, officers, managers, and key persons of the Issuer are listed below along with all positions and offices held at the Issuer and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Issuer	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education

Web3 Enabler Inc. Form C 2024-11-07

W3Ei_Form_C_Final_2024-11-07

Alex Hochberger	Co-Founder, CEO and Chairman of the Board	Chief Executive Officer, Web3 Enabler, Jun 2023 - Present Chief Executive Officer, Good Thoughts, Oct 2022 - Present Chief Product Officer, MuKn.com, Aug 2022 - May 2023 Chief Innovation Officer, Z9 Ventures, Nov 2020 - Oct 2022 Chief Marketing Officer, Recovery Unplugged, Jun 2018 - Apr 2022	BS Computer Science Massachusetts Institute of Technology (MIT) MBA Duke University Fuqua School of Business
Peter Hubshman	Co-Founder, CFO, Board Member, Treasurer	Co-Founder, CFO, Web3 Enabler Jun 2023 - Present Co-Founder, FormalFoundry.ai, Apr 2023 - Present Studio Operations Chief, MuKn.com, March 2023 - Present Management Consulting for Startups, AlwaysLiveOnline.com Dec 2007 - Present	BA Economics (m) Music Theory, Tufts University Masters in Public and Private Management, Yale University School of Management
Alexander Smart	Co-Founder, Corporate Counsel, Board Member, Secretary	Co-Founder & Corporate Counsel, Web3 Enabler, June 2023 - Present CEO Mutual Knowledge Systems, Principal Attorney | Corporate Law, Due Diligence, Non-Competes, Intellectual Property, Boston Law Offices of Alexander R. Smart, Jul 2016 - Jun 2021	BA Political Science (m) Economics University of Chicago; JD Pepperdine Caruso SOL

Indemnification

Indemnification is authorized by the Issuer to directors, managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Issuer's authorized capital stock consists of 10,000,000 shares of common stock of which 100,000 are issued and outstanding, par value $0.0001 per share, and 27,500 issued and outstanding which were issued as anti-dilution to MuKn, Inc. and were priced at $.05 per share (together the "**Common Stock**"), and 75,406 shares of Restricted Common stock which are issued and outstanding and were priced at $0.05 per share, plus an additional 27,420 shares which are authorized for issuance as additional incentive stock for team members and advisors but not yet priced (together the "**Restricted Common Stock**").

Outstanding Capital Stock

As of the date of this Form C, the Issuer's outstanding capital stock consists of:

Type	Common Stock
Amount Outstanding	100,000
Par Value Per Share	$0.0001
Voting Rights	1 vote per share
Anti-Dilution Rights	The 20,000 shares of this 100,000 of common stock issued to Co-Founding company, MuKn, Inc. had related anti-dilution rights that were extinguished at the time of the issuance of the 27,500 shares referenced below.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	n/a
Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering if convertible securities).	40%

Type	Common Stock
Amount Outstanding	27,500
Price Per Share	$0.05
Voting Rights	1 vote per share
Anti-Dilution Rights	This issuance of Common Stock was made pursuant to anti-dilution rights agreed upon by the co-founders upon initial formation. Further Anti-dilution rights were extinguished by action of the board and shareholders following this issuance
Other Rights	n/a
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	n/a
Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering if convertible securities).	11%

Type	Restricted Common Stock
Amount Outstanding	79,976
Price Per Share	$0.05
Voting Rights	1 vote per share
Anti-Dilution Rights	none
Other Rights	n/a
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	n/a
Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering if convertible securities).	35%

Outstanding Options, SAFEs, Convertible Notes, Warrants

As of the date of this Form C, the Issuer has the following additional securities outstanding:

Type	SAFE
SAFE Units Outstanding	225,000
Value per Unit	$1.00
Voting Rights	once converted to common shares
Anti-Dilution Rights	See Material Terms Below
Material Terms	$1 million post money cap on conversion $67,500 $2.5M post money cap on conversion $2,500 $5M post money cap on conversion $155,000
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	upon conversion the SAFE holders are expected to dilute all holders by 10.0%
Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering if convertible securities).	10.0%

Type	Shares Reserved for Stock Options & Advisor Incentives
Common Restricted Reserved	22,885 shares (not yet valued)
Price Per Share	TBD on Award
Voting Rights	once issued

Web3 Enabler Inc. Form C 2024-11-07

W3Ei_Form_C_Final_2024-11-07

Anti-Dilution Rights	none
Material Terms	shareholder agreement and vesting
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	This security issuance could cause 10% dilution under certain assumptions for conversion of current offerings
Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering if convertible securities).	10%

Outstanding Debt

As of the date of this Form C, the Issuer has no debt outstanding:

The company has no outstanding debt as of the date of this Form C.

Ownership

The table below lists the beneficial owners (including individuals and entities) of twenty percent (20%) or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own before conversion of any SAFE instrument and before this offering.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Alex Hochberger	80,000 Common	35%
MuKn, Inc.*	45,700 Common	20%

* Percentage ownership and control of MuKn, Inc. (DE) is as follows:
- Alexander Smart (16.33%), Chairman, CEO, and Chief Counsel for Portfolio Companies
- Peter Hubshman (16.33%), Treasurer, Chief of Finance & CFO for Portfolio Operations
- Alex Hochberger (16.33%), CEO Web3 Enabler, Chief Product Officer
- There are 4 other owners of MuKn, Inc. each of whom owns 16.33% or less of MuKn, Inc. and are not directly affiliated with Web3 Enabler

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as <u>Exhibit A</u>.

Cash and Cash Equivalents

As of October 30, 2024, the Issuer had an aggregate of $101,920 in cash and cash equivalents, leaving the Issuer with approximately 10 months of runway. Runway is calculated by dividing cash-on-hand by average monthly net loss (if any).

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy.

In addition to the Offering, the Issuer may decide to concurrently undertake to raise up to $500,000 pursuant to Rule 506(b) of Regulation D, by offering to sell up to $500,000 in securities, including but not limited to common or preferred stock, SAFEs (Simple Agreement for Future Equity) or Convertible Notes, to accredited investors outside of this Offering (the "Concurrent Offering"). No investors in this Offering, or potential investors who learned of the Issuer as a result of this Offering, will be permitted to invest in the Concurrent Offering.

Capital Expenditures and Other Obligations

The Issuer does not intend to make any material capital expenditures in the near future. However, it should be noted that in the future the team may decide to unify its hardware infrastructure and acquire computer equipment for its personnel and for other purposes. There are no other significant capital expenditures envisioned.

Valuation

Although the Securities provide certain terms, which may include a valuation cap, the Intermediary has ascribed no pre-Offering valuation to the Issuer; the Securities are priced arbitrarily and the Issuer makes no representations as to the reasonableness of any specified valuation cap.

Trends and Uncertainties

After reviewing the above discussion of the steps the Issuer intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Issuer of any delays in taking these steps and whether the Issuer will need additional financing to accomplish them.

Please see the financial statements attached as Exhibit A for subsequent events and applicable disclosures.

Material Changes and Other Information

Since the 2023 Year End, Web3 Enabler Inc. received a grant of $100,000 from a major blockchain foundation, Ripple, which was booked as grant revenue for YTD 2024.

Since the 2023 year end, founding team members received restricted common stock as incentives. Also, earlier anti dilution provisions for MuKn, Inc. were triggered by the stock incentive awards, the founder principals elected to cancel further anti-dilution by MuKn, Inc.

Since the 2023 year end, Web3 Enabler Inc. has launched V.2 of its software including significantly more features and currencies for customer use and has added its first customer.

Since the 2023 year end, Web3 Enabler Inc. has raised an additional $2500 in a SAFE with a $2.5M cap and $110,000 in a SAFE with a $5M cap and the original founders also put in an additional $45,000 which is being added to the $5M raise just closing now in October 2024.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Common	$10.00	100,000	Incorporation	October 5, 2023	n/a Founders
SAFE	$67,500	67,500	Operations Overhead	October 5, 2023	Section 4(a)(2) Reg D 506(b)
SAFE	$2,500	2,500	Operations Overhead	October 8, 2024	Section 4(a)(2) Reg D 506(b)
SAFE	$155,000	155,000	Operations Overhead	October 21, 2024	Section 4(a)(2) Reg D 506(b)
Restricted Common	$3,999	79,976	Operations Overhead	January 1, 2024	n/a Founders
Common	$1,285	25,700	Operations Overhead	January 1, 2024	n/a Founders

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Issuer may engage in transactions with related persons. Related persons are defined as any director or officer of the Issuer; any person who is the beneficial owner of twenty percent (20%) or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Issuer; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Issuer will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counterparty is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Issuer has conducted the following transactions with related persons:

Mutual Knowledge Systems, Inc. is a consulting company owned by a direct affiliate, Alexander Smart (Director), and by someone not directly affiliated, Francois-Rene Rideau, and which is also under the control of Peter Hubshman, directly affiliated as CFO of both companies. This company has provided payrolls monthly for Web3 Enabler at cost or a loss. The total of all payrolls provided to date is $50,980. Web3 Enabler expects in the future to have its own payroll going forward.

In late August, Alex Hochberger, CEO, provided $35,000 to the company for operations and MuKn, Inc Directors provided approximately $10,000 in payments to cover payroll and pending software costs.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Issuer, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Issuer to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any Investor should consult with its own counsel and advisors in evaluating an investment in the Offering and conduct independent due diligence.

The Issuer has certified that all of the following statements are TRUE for the Issuer in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Issuer is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

The Issuer is not subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

Ongoing Reporting

Following the first sale of the Securities, the Issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Issuer's fiscal year.

Once posted, the annual report may be found on the Issuer's website at https://www.web3enabler.com.

The Issuer must continue to comply with the ongoing reporting requirements until:

(1) the Issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Issuer has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Issuer has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Issuer or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Issuer liquidates or dissolves its business in accordance with applicable state law.

Neither the Issuer nor any of its predecessors previously failed to comply with the ongoing reporting requirement of Regulation CF.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Issuer is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Issuer's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Issuer will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

(Remainder of Page Intentionally Blank)

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the Issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form C to be signed on its behalf by the duly authorized undersigned.

Web3 Enabler Inc.
(Issuer)

By:

/s/Alex Hochberger
_____
(Signature)

Alex Hochberger
_____
(Name)

Chairman & CEO
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Peter Hubshman
_____
(Signature)

Peter Hubshman
_____
(Name)

Treasurer & CFO
_____
(Title)

November 11, 2024

_____

(Date)

/s/Alexander Smart

_____

(Signature)

Alexander Smart

_____

(Name)

Secretary & Corporate Counsel

_____

(Title)

November 11, 2024

_____

(Date)

/s/Alex Hochberger

_____

(Signature)

Alex Hochberger

_____

(Name)

Chairman & CEO

_____

(Title)

November 11, 2024

_____

(Date)

S - 2

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

Web3 Enabler Inc. Form C 2024-11-07

EXHIBIT A

Financial Statements

WEB3 ENABLER, INC.

REVIEWED CONSOLIDATED FINANCIAL STATEMENTS

FROM THE INCEPTION DATE (OCTOBER 10, 2023) TO YEAR ENDED DECEMBER 31, 2023

(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)



INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Board of Directors of
Web3 Enabler, Inc.
Hollywood, Florida

We have reviewed the accompanying consolidated financial statements of Web3 Enabler, Inc. (the "Company,"), which comprise the consolidated balance sheet as of December 31, 2023, and the related consolidated statement of operations, consolidated statement of stockholders' equity (deficit), and consolidated cash flows for the period from Inception (October 5, 2023) to December 31, 2023, and the related notes to the consolidated financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 9, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart Accountancy Corp.

September 11, 2024
Los Angeles, California

- 1 -

Exhibit A - 3

Web3 Enabler Inc. Exhibit A to Form C 2024-11-07

WEB3 ENABLER, INC.
CONSOLIDATED BALANCE SHEET
(UNAUDITED)

As of December 31,		2023
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & Cash Equivalents	$	54,564
Total Current Assets		**54,564**
Intangible Assets		2,925
Total Assets	$	**57,489**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts Payable	$	7,384
Total Current Liabilities		**7,384**
Simple Agreement For Future Equity		73,125
Total Liabilities		**80,509**
STOCKHOLDERS' EQUITY		
Common Stock		10
Additional Paid in Capital		990
Accumulated Deficit		(24,020)
Total Stockholders' Equity		**(23,020)**
Total Liabilities And Stockholders' Equity	$	**57,489**

See accompanying notes to financial statements.

Exhibit A - 4

Web3 Enabler Inc. Exhibit A to Form C 2024-11-07

WEB3 ENABLER, INC.
CONSOLIDATED STATEMENT OF OPERATIONS
(UNAUDITED)

From the inception (October 5, 2023) to December 31,	2023
(USD $ in Dollars)	
Net Revenue	$ -
Cost Of Goods Sold	-
Gross Profit/ (Loss)	-
Operating Expenses	
General And Administrative	6,157
Sales And Marketing	12,121
Total Operating Expenses	18,278
Net Operating Loss	(18,278)
Interest Expense	120
Other Loss/(Income)	5,622
Loss Before Provision For Income Taxes	(24,020)
Provision/(Benefit) For Income Taxes	-
Net Loss	$ (24,020)

See accompanying notes to financial statements.

Exhibit A - 5

Web3 Enabler Inc. Exhibit A to Form C 2024-11-07

WEB3 ENABLER, INC.
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(USD $ in Dollars)	Common Stock		Additional Paid In	Accumulated	Total Stockholders'
	Shares	Amount	Capital	Deficit	Equity
Inception Date October 5, 2023	-	$ -	$ -	$ -	$ -
Issuance of Common Stock	100,000	10	990		1,000
Net Loss	-	-	-	(24,020)	(24,020)
Balance—December 31, 2023	100,000	$ 10	$ 990	$ (24,020)	$ (23,020)

See accompanying notes to financial statements.

Exhibit A - 6

Web3 Enabler Inc. Exhibit A to Form C 2024-11-07

W3Ei_Form_C_Final_2024-11-07

WEB3 ENABLER, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)

From the inception date (October 5, 2023) until		December 31, 2023
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net Loss	$	(24,020)
Adjustments to reconcile net loss to net cash used in operating activities		
Amortization of Intangibles Assets		75
Fair Value in Excess of Stated Value of Derivative Instrument		5,625
Changes in operating assets and liabilities:		
Accounts Payable		7,384
Net Cash Used In Operating Activities		(10,936)
CASH FLOW FROM INVESTING ACTIVITIES		
Purchases of Intangible Assets		(3,000)
Net Cash Used in Investing Activities		(3,000)
CASH FLOW FROM FINANCING ACTIVITIES		
Proceeds from Issuance of Simple Agreement for Future Equity		67,500
Proceeds from Issuance of Common Stock		1,000
Net Cash Provided by Financing Activities		68,500
Change in Cash and Cash Equivalents		54,564
Cash and Cash Equivalents—Beginning of year		-
Cash and Cash Equivalents—End of year	$	54,564
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash Paid During The Year For Interest	$	-

See accompanying notes to financial statements.

Exhibit A - 7

Web3 Enabler Inc. Exhibit A to Form C 2024-11-07

WEB3 ENABLER, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2023

1. NATURE OF OPERATIONS

Web3 Enabler, Inc. was incorporated on October 5, 2023, in the state of Delaware. The Company has a wholly-owned subsidiary, Web3 Enabler LLC, formed on May 19, 2023, in the state of Delaware, organized for banking purposes. The consolidated financial statements of Web3 Enabler, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Hollywood, Florida.

Web3 Enabler develops Software as a Service (SaaS) tools that integrate with popular CRMs and ERPs. Web3 Enabler is a subscription-based payment and invoicing solution that allows you to use cryptocurrencies (and Stablecoins in particular) to get paid by your customers directly from your CRM or your accounting software. The Web3 Enabler product brings the blockchain into the mainstream for Salesforce users worldwide. The software allows users to send and accept crypto payments on the world's leading platform for CRM, ERP, and Business Intelligence (BI) software solutions, Salesforce. Web3 Enabler lets Salesforce users make crypto payments and access other blockchain features seamlessly. The software simplifies checkout by removing the need for credit cards and complex gateways and allows Salesforce users to offer a secure, convenient payment option integrated into their e-commerce platforms, phone rooms, and even retail locations.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's consolidated financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation

The accompanying consolidated financial statements have been prepared on the accrual basis of accounting in accordance with US GAAP and the Company has adopted the calendar year as its basis of reporting.

Basis of Consolidation
The Company's consolidated financial statements include accounts of subsidiaries over which the Company exercises control. All significant intercompany transactions and accounts have been eliminated.

Use of Estimates

The preparation of consolidated financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks, cash on hand, and all highly liquid investments with original maturities of three months or less at the time of purchase. As of December 31, 2023, the Company's cash & cash equivalents did not exceed FDIC-insured limits.

Intangible Assets

- 6 -

Intangible assets with finite lives, such as IP Domain name externally acquired, are amortized on a straight-line basis over their estimated useful lives, 10 years.
Impairment of Long-Lived Assets

Long-lived assets, including property and equipment and intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. An impairment loss is recorded in the period in which it is determined that the carrying amount is not recoverable. The determination of recoverability is made based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. The measurement of the impairment for long-lived assets is based on the asset's estimated fair value. No such impairment was recorded for the year ended December 31, 2023.

Revenue Recognition

The Company is currently pre-revenue and will follow the provisions and the disclosure requirements described in ASU 2014-09, also referred to as Topic 606. Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

2) Identification of performance obligations in the contract: Performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: Revenues are recognized when or as control of the promised goods or services is transferred to customers.

Income Taxes

The Company is taxed as a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Exhibit A - 9

Web3 Enabler Inc. Exhibit A to Form C 2024-11-07

W3Ei_Form_C_Final_2024-11-07

WEB3 ENABLER, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2023

Level 1 — Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2 — Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3 — Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Advertising & Promotional Costs

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the year ended December 31, 2023, amounted to $12,121, which is included in sales and marketing expenses.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through September 11, 2024, which is the date the financial statements were available to be issued.

3. INTANGIBLE ASSETS

Intangible assets consist of the following:

As of December 31,		2023
Domain IP	$	3,000
Intangible Assets, at cost		**3,000**
Accumulated Amortization		(75)
Intangible Assets, net	$	**2,925**

Amortization expense for the years ended December 31, 2023, was $75.

Estimated annual amortization expense subsequent to December 31, 2023 is as follows:

Period	Amortization Expense	
2024	$	300
2025		300
2026		300
2027		300
Thereafter		1,725
Total	$	**2,925**

4. DEBT

SAFE Agreement

The details of the Company's Simple Agreements for Future Equity ("SAFE") and the terms are as follows:

- 8 -

Exhibit A - 10

Web3 Enabler Inc. Exhibit A to Form C 2024-11-07

WEB3 ENABLER, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2023

Simple Agreement For Future Equity	Principal Amount	Borrowing Period	Valuation Cap	Discount	As of December 31, 2023
SAFEs 2023	$ 67,500	Fiscal Year 2023	$1,000,000	N/A	$ 67,500
Fair Value In Excess of Stated Value of Derivative Instrument					5,625
Total SAFE(s)					$ 73,125

If there is an Equity Financing before the termination of the SAFEs, on the initial closing of such Equity Financing, the SAFEs will automatically convert into the greater of: (1) the number of shares of Standard Preferred Stock equal to the Purchase Amount divided by the lowest price per share of the Standard Preferred Stock or (2) the number of shares of SAFE Preferred Stock equal to the Purchase Amount divided by the SAFE price. If there is a Liquidity Event before the termination of the SAFE, the investors will automatically be entitled to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase amount or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price. If there is a Dissolution Event before the termination of the SAFEs, the investor will automatically be entitled to receive a portion of Proceeds equal to the Cash out amount, due and payable to the investors immediately prior to the consummation of the Dissolution Event. The SAFE Agreement is considered a mandatorily redeemable financial instrument under ASC 480-10-15-8. Because the SAFE may require the issuer to redeem the instrument for cash upon a change of control, the agreement should be classified and recorded as a liability under ASC 480-10-25-8 because a change of control is an event that is considered not under the sole control of the issuer. Therefore, the SAFEs are classified as marked-to-market liabilities pursuant to ASC 480 in other long-term liabilities.

5. EQUITY AND CAPITALIZATION

Common Stock

The Company is authorized to issue 10,000,000 shares of common stock with a par value of $0.0001. As of December 31, 2023, 100,000 shares of common stock have been issued and were outstanding.

6. INCOME TAXES

The provision for income taxes for the year ended December 31, 2023, consists of the following:

For The Year Ended December 31,	2023
Net Operating Loss	$ (2,728)
Valuation Allowance	2,728
Net Provision For Income Tax	$ -

Significant components of the Company's deferred tax assets and liabilities on December 31, 2023 are as follows:

As of December 31,	2023
Net Operating Loss	$ (2,728)
Valuation Allowance	2,728
Total Deferred Tax Asset	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2023. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carry-forward period are reduced or increased.

- 9 -

Exhibit A - 11

Web3 Enabler Inc. Exhibit A to Form C 2024-11-07

WEB3 ENABLER, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2023

For the fiscal year ending December 31, 2023, the Company had federal cumulative net operating loss ("NOL") carryforwards of $10,716. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2023, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2023, the Company had no accrued interest and penalties related to uncertain tax positions.

7. CONTINGENCIES AND COMMITMENTS

Contingencies

The Company's operations are subject to a variety of local, state, and federal regulations. Failure to comply with these requirements may result in fines, penalties, restrictions on operations, or losses of permits, which will have an adverse impact on the Company's operations and might result in an outflow of economic resources.

Litigation and Claims

From time to time, the Company may be involved in or exposed to litigation arising from operations in the normal course of business. As of December 31, 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

8. SUBSEQUENT EVENTS

In August of 2024, the Company received $100,000 in grant funding from a blockchain foundation (Ripple). Under that grant, the Company built a Ripple-based open-source product, XRP, for Salesforce. XRP for Salesforce enables users to accept XRP on the XRP Ledger in Salesforce.

In August 2024, the founder and CEO, Alex Hochberger, transferred $35,000 to the company's operating account. No formal agreement has been established.

In August of 2024, MuKn, Inc. (a company with a similar ownership structure) covered approximately $9,000 of team payroll and software expenses. No formal agreement has been established.

9. GOING CONCERN

The Company lacks significant working capital and has only recently commenced operations. We will incur significant additional costs before significant revenue is achieved. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with funding from our proposed Regulation Crowdfunding campaign, and additional debt and/or equity financing as determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. The consolidated balance sheet and related consolidated financial statements do not include any adjustments that might result from these uncertainties.

- 10 -

Exhibit A - 12

Web3 Enabler Inc. Exhibit A to Form C 2024-11-07

W3Ei_Form_C_Final_2024-11-07

EXHIBIT B

Form of Security

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD, OR OTHERWISE TRANSFERRED, PLEDGED, OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE ISSUER RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

Web3 Enabler Inc.

SAFE
(Simple Agreement for Future Equity)

Series 2024

THIS CERTIFIES THAT in exchange for the payment by _____ (the "**Investor**", and together with all other Series 2024 SAFE holders, the "**Investors**") of $_____ (the "**Purchase Amount**") on or about _____, 202___, Web3 Enabler Inc., a Delaware Corporation (the "**Issuer**"), hereby issues to the Investor the right to certain shares of the Issuer's Capital Stock (defined below), subject to the terms set forth below.

The "**Pre-Money Valuation Cap**" is (a) $6,000,000 for each investor who invests during the first tranche of the Offering, which includes the initial subscriptions amounting up to and including a sum of $125,000.00 (the "**First Tranche Investors**"); and, (b) $7,500,000 for each investor who invests during the second and final tranche of the Offering, which includes all subscriptions from $125,000.01 USD to $1,235,000.00 USD (the "**Final Tranche Investors**").

See **Section 2** for certain additional defined terms

1. **Events**

   (a)   **Equity Financing Event**. If an Equity Financing (defined below) occurs before this instrument terminates in accordance with Sections 1(b)-(d), the Issuer shall promptly notify the Investor of the closing, or anticipated closing, of the Equity Financing and issue to the Investor a number of shares of Capital Stock (whether Preferred Stock or another class issued by the Issuer) sold in the Equity Financing, subject to the terms of this Section 1. The number of shares of Capital Stock shall equal the quotient obtained by dividing (x) the Purchase Amount by (y) the **Equity Financing Price** (as defined below) for First Tranche Investors, and Final Tranche Investors, as applicable to the Investor

.

(b)   **Liquidity Event**. If there is a Liquidity Event before the termination of this SAFE (whether pursuant to Sections 1(a), (c) or (e)), the holder of this SAFE will automatically be entitled (subject to the liquidation priority set forth below in Section 1(d)) to receive a portion of Proceeds, due and payable to the holder of this SAFE immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the **greater of** (1) the Purchase Amount (or a lesser amount as described below) (the "**Cash-Out Amount**") or (2) the amount payable on the number of shares of Common Stock equal to the Purchase Amount (or a lesser amount as described below) divided by the Liquidity Price (the "**Conversion Amount**").

Notwithstanding the foregoing, if the Issuer's board of directors determines in good faith that delivery of Capital Stock to the holder of this SAFE pursuant to this Section 1(b) would violate applicable law, rule or regulation, then the Issuer shall deliver to the holder of this SAFE in lieu thereof, a cash payment equal to the fair market value of such Capital Stock, as determined in good faith by the Issuer's board of directors.

(c)   **Dissolution Event**. If there is a Dissolution Event (defined below) before termination of this SAFE, this SAFE's holder will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds (defined below) equal to the Cash-Out Amount, due and payable to the holder of this SAFE immediately before the consummation of the Dissolution Event.

(d)   **Liquidation Priority**. In a Liquidity Event or Dissolution Event, this SAFE is intended to operate like standard non-participating Preferred Stock. The holder of this SAFE's right to receive its Cash-Out Amount is:

(i)   Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock);

(ii)   On par with payments for other SAFEs, whether this Series or otherwise, and/or Preferred Stock, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other SAFEs and/or Preferred Stock, the applicable Proceeds will be distributed pro rata to the Investor and such other SAFEs and/or Preferred Stockholders in proportion to the full payments that would otherwise be due; and

(iii)   Senior to payments for Common Stock.

The holder of this SAFE's rights to receive their Conversion Amount is (A) on par with payments for Common Stock and other SAFEs (whether this Series of SAFEs or alternative SAFEs) and/or Preferred Stock who are also receiving Conversion Amounts or Proceeds on a similar as-converted to Common Stock basis, and (B) junior to payments described in clauses (i) and (ii) above (in the latter case, to the extent such payments are Cash-Out Amounts or similar liquidation preferences).

(e)   **Termination**. This SAFE automatically terminates (without relieving the Issuer or holder of this SAFE of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of Capital Stock to the holder of this SAFE pursuant to Section 1(a); or (ii) the payment, or setting aside for payment, of amounts due to the holder of this SAFE pursuant to Section 1(b) or Section 1(c) as subject to Section 1(d).

Web3 Enabler Inc. - Series 2024 SAFE

Exhibit B - 2

Web3 Enabler Inc. Exhibit B to Form C 2024-11-07

2. Definitions

"**Capital Stock**" means the capital stock of the Issuer, including, without limitation, Common Stock and Preferred Stock.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Issuer having the right to vote for the election of members of the Issuer's board of directors, (ii) any reorganization, merger or consolidation of the Issuer, other than a transaction or series of related transactions in which the holders of the voting securities of the Issuer outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Issuer or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Issuer.

"**Common Stock**" means common stock, par value $0.0001 per share, of the Issuer.

"**Custodian**" means Bitgo Trust Company, Inc. and its successors and assigns.

"**Direct Listing**" means the Issuer's initial listing of its Common Stock (other than shares of Common Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Issuer with the SEC that registers shares of existing Capital Stock of the Issuer for resale, as approved by the Issuer's board of directors. For the avoidance of doubt, a Direct Listing will not be deemed to be an underwritten offering and will not involve any underwriting services.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Issuer's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code, or (iv) any other liquidation, dissolution or winding up of the Issuer (excluding a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" shall mean the next sale (or series of related sales) by the Issuer of its Capital Stock to one or more third parties following the date of this instrument from which the Issuer receives gross proceeds of not less than $1,500,000 in cash or cash equivalent (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Financing Price**" shall mean (x) if the pre-money valuation of the Issuer immediately prior to the Equity Financing is less than or equal to the Pre-Money Valuation Cap, the lowest price per share of the Equity Securities sold in the Equity Financing or (y) if the pre-money valuation of the Issuer immediately prior to the Equity Financing is greater than the Pre-Money Valuation Cap for First Tranche Investors, and Final Tranche Investors, as applicable to each Investor, see SAFE Price below.

"**Equity Securities**" shall mean Capital Stock (whether Common Stock or Preferred Stock), any other capital or profits interest of the Issuer, or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Stock or Preferred Stock, except in each case, (i) any security granted, issued and/or sold by the Issuer to any director, officer, employee, advisor or consultant of the Issuer in such capacity for the primary purpose of soliciting

Web3 Enabler Inc. - Series 2024 SAFE

or retaining his, her or its services, (ii) any convertible promissory notes issued by the Issuer, and (iii) any SAFEs issued.

"**Fully Diluted Capitalization**" shall mean the aggregate number, as of immediately prior to the Equity Financing, of issued and outstanding shares of Capital Stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible Preferred Stock and all outstanding vested or unvested options or warrants to purchase Capital Stock, but excluding (i) the issuance of all shares of Capital Stock reserved and available for future issuance under any of the Issuer's existing equity incentive plans, (ii) convertible promissory notes issued by the Issuer, (iii) any SAFEs, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Intermediary**" means OpenDeal Portal LLC, a registered securities crowdfunding portal CRD#283874, or a qualified successor.

"**IPO**" means: (A) the completion of an underwritten initial public offering of Capital Stock by the Issuer pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Capital Stock by the Issuer to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; (B) the Issuer's initial listing of its Capital Stock (other than shares of Capital Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Issuer with the SEC that registers shares of existing capital stock of the Issuer for resale, as approved by the Issuer's board of directors, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Capital Stock of the Issuer.

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of shares of the Issuer's Capital Stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but **excluding**: (i) the Unissued Option Pool; (ii) any SAFEs; (iii) convertible promissory notes; and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Liquidity Event**" means a Change of Control, a Direct Listing, or an IPO.

"**Liquidity Price**" means the price per share equal to (x) the Pre-Money Valuation Cap for First Tranche Investors, and Final Tranche Investors, as applicable to each Investor, divided by (y) the Liquidity Capitalization.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Issuer's IPO, and ending on the date specified by the Issuer and the managing underwriter(s). Such period shall not exceed 180 days, or such other period as may be requested by the Issuer or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

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"**Preferred Stock**" means the preferred stock of the Issuer.

"**Proceeds**" means cash and other assets (including without limitation stock consideration) that are proceeds from the Liquidity Event or the Dissolution Event, as applicable, and legally available for distribution.

"**Promised Options**" means promised but ungranted Options that are the greater of those (i) promised pursuant to agreements or understandings made prior to the execution of, or in connection with, the term sheet or letter of intent for the Equity Financing or Liquidity Event, as applicable (or the initial closing of the Equity Financing or consummation of the Liquidity Event, if there is no term sheet or letter of intent), (ii) in the case of an Equity Financing, treated as outstanding Options in the calculation of the Preferred Stock price per share, or (iii) in the case of a Liquidity Event, treated as outstanding Options in the calculation of the distribution of the Proceeds.

"**Reg. CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**SAFE**" means any simple agreement for future equity (or other similar agreement), including a SAFE, which is issued by the Issuer for bona fide financing purposes and which may convert into Capital Stock in accordance with its terms.

"**SAFE Price**" means the price per share equal to (x) the Pre-Money Valuation Cap for First Tranche Investors, and Final Tranche Investors, as applicable to each Investor, divided by (y) the Fully Diluted Capitalization.

"**Unissued Option Pool**" means all shares of Capital Stock that are reserved, available for future grant and not subject to any outstanding Options or Promised Options (but in the case of a Liquidity Event, only to the extent Proceeds are payable on such Promised Options) under any equity incentive or similar Issuer plan.

3.   **Custodian; Securities Entitlement**

(a)   The Issuer and the Investor appoints and authorizes the Custodian for the benefit of the Investor, to hold the SAFE and any securities that may be issued upon conversion thereof in registered form in the Custodian's name or the name of the Custodian's nominees for the benefit of the Investor and the Investor's permitted assigns. The Investor acknowledges and agrees that upon acceptance of the SAFE, the Issuer shall issue and deliver the SAFE to the Custodian, who shall solely hold such SAFE and any securities that may be issued upon conversion thereof for the benefit of the Investor and shall be a "protected purchaser" of such SAFE within the meaning of Section 8-303 of the Delaware Uniform Commercial Code, which shall be in book-entry uncertificated form, and that the Investor shall hold and acquire only a "securities entitlement" within the meaning of Section 8-501 of the Delaware Uniform Commercial Code in the SAFE and any securities that may be issued upon conversion thereof equal to the ratio of the Investor's purchase amount to the aggregate purchase amounts of the SAFE in the Offering.

(b)   Issuer and Investor acknowledge and agree that the Custodian may assign any and all of its agreements with Investor, delegate its duties thereunder, and transfer Investor's SAFE and any securities that may be issued upon conversion thereof to any of its affiliates or to its successors and assigns, whether by merger, consolidation or otherwise, in each case, without the consent of the Investor or the Issuer. Investor acknowledges and agrees that Investor may not assign or transfer any of its rights or

Web3 Enabler Inc. - Series 2024 SAFE

obligations under such agreements without the Custodian's prior written consent, and any attempted transfer or assignment in violation hereof shall be null and void.

4. Issuer Representations, Warranties and Covenants

The Issuer represents, warrants, and covenants to the Investor and the Intermediary as follows:

(a)   The Issuer is a corporation duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b)   The execution, delivery and performance by the Issuer of this instrument is within the power of the Issuer and, other than with respect to the actions to be taken when equity is to be issued to Investor, has been duly authorized by all necessary actions on the part of the Issuer. This instrument constitutes a legal, valid and binding obligation of the Issuer, enforceable against the Issuer in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Issuer, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Issuer; or (iii) any material indenture or contract to which the Issuer is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Issuer.

(c)   The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Issuer; (ii) result in the acceleration of any material indenture or contract to which the Issuer is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Issuer or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Issuer, its business or operations.

(d)   No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Issuer's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of shares of Capital Stock issuable pursuant to Section 1.

(e)   The Issuer shall, prior to the conversion of this instrument, reserve from its authorized but unissued shares of Capital Stock for issuance and delivery upon the conversion of this instrument, such number of shares of the Capital Stock as necessary to effect the conversion contemplated by this instrument, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the Capital Stock issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

(f)   The Issuer is (i) not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act, (ii) not an investment company as defined in Section 3 of the Investment Company Act of 1940 (the "ICA"), and is not excluded from the definition of investment company by Section 3(b) or Section 3(c) of the ICA, (iii) not disqualified from selling securities under Rule 503(a) of Reg. CF, (iv) not barred from selling securities under Section 4(a)(6) of the Securities Act due to a failure to make

Web3 Enabler Inc. - Series 2024 SAFE

timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

(g)   The Issuer hereby authorizes the Custodian to hold this SAFE and the securities issuable upon conversion thereof in registered form in its name or the name of its nominees for the benefit of the Investors, which shall be in uncertificated form. The Issuer agrees that the Custodian is an intended third-party beneficiary to the representations made by the Investor and the Issuer via the SAFE, including, without limitation, any representations, warranties, and covenants made by the Issuer and the Investor.

5.   **Investor Representations, Warranties, and Covenants**

The Investor represents, warrants and covenants to the Issuer, the Issuer's representatives and agents, and Intermediary, as follows:

(a)   The Investor has full legal capacity, power and authority to execute and deliver this SAFE and to perform its obligations hereunder. This SAFE constitutes a valid and binding obligation of the Investor, enforceable per its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b)   The Investor has been advised that this instrument and the underlying securities (collectively, the "**Securities**") have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that the Securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Reg. CF, in which case certain state transfer restrictions may apply.

(c)   The Investor understands that the Securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Investor's representations as expressed herein.

(d)   The Investor acknowledges, and is purchasing the Securities in compliance with, the investment limitations set forth in Rule 100(a)(2) of Reg. CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e)   The Investor acknowledges that the Investor has received all the information the Investor has requested from the Issuer and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the Securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Issuer regarding the terms and conditions of this instrument and the Securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to subscribe to this instrument, the Investor is not relying on the advice or recommendations of the Issuer or of the Intermediary and the Investor has made its own independent decision that an investment in this instrument and the Securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the Securities or made any finding or determination concerning the fairness or advisability of this investment.

(f)   The Investor understands and acknowledges that the Securities provide the Investor no voting, information or inspection rights, aside from any disclosure requirements the Issuer is required to make under relevant securities regulations.

(g)   The Investor understands that no public market now exists for any of the Securities issued by the Issuer, and that the Issuer has made no assurances that a public market will ever exist for this instrument and the Securities to be acquired by the Investor hereunder.

(h)   The Investor is not (i) a citizen or resident of a geographic area in which the purchase of or holding of the Securities, or any securities convertible or issuable therefrom, is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. Investor hereby represents and agrees that if Investor's country of residence or other circumstances change such that the above representations are no longer accurate, the Investor will immediately notify the Issuer. The Investor further represents and warrants that it will not knowingly sell or otherwise transfer any interest in the Securities, or any securities convertible or issuable therefrom, to a party subject to U.S. or other applicable sanctions.

(i)   If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation, purchase and payment for, and continued ownership of, its beneficial interest in the Securities, or any securities convertible or issuable therefrom, will not violate any applicable securities or other laws of the Investor's jurisdiction, including (i) the legal requirements within its jurisdiction for the purchase of its beneficial interest in the Securities, or any securities convertible or issuable therefrom; (ii) any foreign exchange restrictions applicable to such purchase; (iii) any governmental or other consents that may need to be obtained; and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of its beneficial interest in the Securities, or any securities convertible or issuable therefrom. The Investor acknowledges that the Issuer has taken no action in foreign jurisdictions with respect to the Securities, or any securities convertible or issuable therefrom, (and the Investor's beneficial interest therein) and the underlying securities.

(j)   If the Investor is a corporate entity: (i) such corporate entity is duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to enter into this SAFE; (ii) the execution, delivery and performance by the Investor of the SAFE is within the power of the Investor and has been duly authorized by all necessary actions on the part of the Investor; (iii) to the knowledge of the Investor, it is not in violation of its current charter or bylaws, any material statute, rule or regulation applicable to the Investor; and (iv) the performance of the SAFE does not and will not violate any material judgment, statute, rule or regulation applicable to the Investor; result in the acceleration of any material indenture or contract to which the Investor is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the Purchase Amount.

(k)   The Investor further acknowledges that it has read, understood, and had ample opportunity to ask the Issuer questions about its business plans, "Risk Factors," and all other information presented in the offering documents related to this transaction.

Web3 Enabler Inc. - Series 2024 SAFE

(l)   The Investor represents that the Investor understands the substantial likelihood that the Investor will suffer a **TOTAL LOSS** of all capital invested, and that Investor is prepared to bear the risk of such total loss.

(m)   This SAFE has been duly authorized, executed and delivered by the Investor and, upon due authorization, execution and delivery by the Issuer, will constitute the valid and legally binding agreement of the Investor enforceable in accordance with its terms against the Investor, except as such enforceability may be limited by (i) bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium or other laws of general application relating to or affecting the enforcement of creditors' rights and remedies, as from time to time in effect; (ii) application of equitable principles (regardless of whether such enforceability is considered in a proceeding in equity or at law); and (iii) considerations of public policy or the effect of applicable law relating to fiduciary duties.

(n)   Investor directs the Issuer to issue the Securities that are ultimately issued pursuant to this SAFE in the name of the Custodian, and the Investor acknowledges and agrees that the Custodian will hold the Securities in registered form in its for the benefit of the Investors, which shall be in uncertificated form. To the extent otherwise agreed upon in writing between the Investor and the Custodian, Custodian may take direction from the Lead (as defined below) who will act on behalf of the Investors, and the Issuer, the Intermediary and the Custodian may be permitted to rely on the Lead's instructions relating to the Securities. The Investor agrees that the Custodian is an intended third-party beneficiary to the representations made by the Investor and the Issuer via the SAFE, including, without limitation, any representations, warranties, and covenants made by the Issuer and the Investor.

(o)   The Investor will maintain an account in good standing with Custodian pursuant to a valid and binding Custody Account Agreement. To the extent any of the provisions of such Custody Account Agreement contradict this instrument, the Custody Account Agreement shall be provided precedence.

(p)   The Investor agrees any action contemplated by this instrument and requested by the Issuer must be completed by the Investor within thirty (30) calendar days of receipt of the relevant notice (whether actual or constructive) to the Investor or the Custodian as Investor's agent.

6.   **Transfer Restrictions.**

(a)   The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock (whether such shares or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise.

(b)   The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and directors of the Issuer are subject to the

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same restrictions and the Issuer uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c)   In order to enforce the foregoing covenant, the Issuer may impose stop transfer instructions with respect to the Investor's registrable securities of the Issuer (and the Issuer shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Issuer (and the shares or securities of the Issuer held by every other person subject to the restriction contained in Section 5(a)):

THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE ISSUER'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE ISSUER AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE ISSUER'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d)   Without in any way limiting the representations and warranties set forth in Section 4 above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Issuer to make the representations and warranties set out in Section 4 and the undertaking set out in Section 5(a) and:

(i)   There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii)   The Investor shall have notified the Issuer of the proposed disposition and shall have furnished the Issuer with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Issuer, the Investor shall have furnished the Issuer with an opinion of counsel reasonably satisfactory to the Issuer that such disposition will not require registration of such shares under the Securities Act.

(e)   If the Investor intends to transfer the SAFE ("**Transfer**"), the party accepting transfer ("**Transferee**") must pass and continue to comply with any applicable know your customer ("**KYC**") and anti-money laundering ("**AML**") policies and, at the Issuer's sole determination, execute an Omnibus Nominee Trust Agreement, provided in connection with the Transfer. The Investor understands that the Transferee's failure to pass the requisite KYC and AML procedures or to execute an Omnibus Nominee Trust Agreement contemporaneously with the Transfer, if determined necessary in the Issuer's sole discretion, may render the Transfer void, null, unenforceable, and the Transferee will be unable to redeem their security.

(f)   The Investor understands and agrees that the Issuer will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this SAFE and any

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certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Issuer's charter or bylaws, any other agreement between the Investor and the Issuer or any agreement between the Investor and any third party:

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

7. Tokenization and Fractionalization

(a)   The Issuer has the right, but not the obligation, to mint and distribute to, or for the benefit of, the Investor digital tokens ("**Tokens**") on a blockchain network, which may serve as a digital representation of, or economic arrangement to, the Securities or as a technological means of providing a transfer instruction to the Issuer or an entitlement order to a securities intermediary holding this SAFE on behalf of others. The Tokens, if issued, may embody certain rights, preferences, privileges, and restrictions of the respective Securities to which they relate or may provide the means to give such instructions or entitlement orders.

(b)   The Securities, whether in the form of Tokens or otherwise, may be issued in whole or fractional parts, in the Issuer's sole discretion.

8. Miscellaneous

(a)   The Investor agrees to execute an Omnibus Nominee Agreement contemporaneously and in connection with the purchase of this SAFE. The Investor agrees and understands that the Investor's failure to execute an Omnibus Nominee Agreement contemporaneously with this SAFE may render the SAFE void, null and unenforceable.

(b)   The Investor agrees to take any and all actions determined in good faith by the Issuer's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument.

(c)   Any provision of this SAFE may be amended, waived or modified only upon the written consent of the majority of the voting power of the class of securities for the Securities and at the direction of the Chief Executive Officer of the Issue (the "**Lead**"). The Lead shall act in accordance with the principles of good faith and fair dealing in the performance of their role as Lead.

(d)   The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a stockholder of the Issuer or any right to vote for the

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election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive purchase rights or otherwise until shares have been issued upon the terms described herein.

(e) Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the Issuer and the Investor; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Issuer's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Issuer may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Issuer's domicile.

(f) In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(g) Custodian through this SAFE and related Omnibus Nominee Agreement entered into between the Investor and Custodian shall be considered legal record holder of the SAFE and any shares of securities convertible thereon, including Capital Stock.

(h) All rights and obligations hereunder will be governed by the laws of the State of Delaware, without regard to the conflicts of law provisions of such jurisdiction.

(i) Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be Ft Lauderdale, FL. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(j) The parties acknowledge and agree that for United States federal and state income tax purposes only this SAFE is, and at all times has been, intended to be characterized as stock, and more particularly as common stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this SAFE consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

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IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

INVESTOR:		ISSUER:
By:		By:
Name:		Name:
Date:		Date:
		Email:
		Address:

EXHIBIT C

Custody Agreement

CONFIDENTIAL



BITGO CUSTODIAL SERVICES AGREEMENT

This Custodial Services Agreement (this "Agreement") is made as of the later date of the signatures below (the "Effective Date") by and between:

CLIENT (ENTITY OR INDIVIDUAL) NAME   ("CLIENT")

[ADDRESS]

and Custodian. This Agreement governs Client's use of the Custodial Services and the Wallet Services (each as defined below, and collectively, the "Services") provided or made available by Custodian.

Definitions:

(a) "Agreement" means this Custodial Agreement, as it may be amended from time to time, and includes all schedules and exhibits to this Custodial Agreement, as they may be amended from time to time.

(b) "Applicable Law" means any applicable statute, rule, regulation, regulatory guideline, order, law, ordinance or code; the common law and laws of equity; any binding court order, judgment or decree; any applicable industry code, rule, guideline, policy or standard enforceable by law (including as a result of participation in a self-regulatory organization), and any official interpretations of any of the foregoing.

(c) "Assets" means, as applicable, Digital Assets, Securities, and/or Fiat Currency.

(d) "Authorized Persons" means any person authorized by the Client to give Instructions to the Custodian or perform other operations through the Company Site on behalf of the Client (i.e. viewer, admin, enterprise owner, viewer with additional video rights, etc.).

(e) "Bank" means either (a) a U.S. banking institution insured by the Federal Deposit Insurance Corporation (FDIC) or (b) an organization that is organized under the laws of a foreign country, or a territory of the United States that is recognized as a bank by the bank supervisory or monetary authority of the country of its organization or the country in which its principal banking operations are located.

(f) "Custodian" means BitGo Trust Company, Inc., a South Dakota trust company duly organized and chartered under § 51A-6A-1(12A) of the South Dakota Banking Law and licensed to act as custodian of Client's   Assets on Client's behalf.

(g) "Digital Assets" means digital assets, virtual currencies, tokens, or coins, held for Client under the terms of this Agreement.

(h) "Fiat Currency" means certain supported fiat currencies, such as U.S. Dollars.

(i). "Platform Provider" means the third-party hosted application that electronically refers Client to the Custodian for access to the Services with no integration agreement via API.

(j) "Securities" means, without limitation, common stock and other equity securities, shares, units, bonds, debentures and other debt securities, notes, mortgages, or other obligations, and any instruments representing rights to receive, purchase, or subscribe for the same, or representing any other rights or interests therein.

1. SERVICES.

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1.1. **Custodian.** Client authorizes, approves, and directs Custodian to establish and maintain one or more custody accounts on its books (each a "Custodial Account"), pursuant to the terms of this Agreement, for the receipt, safekeeping, and maintenance of supported Digital Assets, Fiat Currency, and Securities ("Custodial Services").

1.2. **Wallet Software and Non-Custodial Wallet Service.**

(a) Custodian also provides Client with the option to create non-custodial wallets that support certain Digital Assets via an API and web interface ("Wallet Services"). Wallet Services are provided by BitGo, Inc, an affiliate of Custodian ("BitGo Inc."). Wallet Services provide access to wallets where BitGo Inc. holds a minority of the keys, and Client is responsible for holding a majority of the keys ("Client Keys").

(b) The Wallet Services do not send or receive Fiat Currency or Digital Assets. The Wallet Services enable Client to interface with virtual currency networks to view and transmit information about a public cryptographic key commonly referred to as a blockchain address. As further set forth in Section 3.5, Client assumes all responsibility and liability for securing the Client Keys. Further, Client assumes all responsibility and liability for creation, storage, and maintenance of any backup keys associated with accounts created using the Wallet Services.

(c) Client's use of the Wallet Services is subject to the terms and conditions set forth at https://www.bitgo.com/terms (the "Wallet Terms"), as they may be amended from time to time. In the event of a conflict between the Wallet Terms and the terms of this Agreement, the terms of this Agreement shall control.

1.3. **Fiat Services.**

(a) As part of Custodial Services, Client may use Custodian to safeguard Fiat Currency in a Custodial Account for Client's benefit ("Fiat Services"). Custodian will custody Fiat Currency in one or more of the following "Customer Omnibus Accounts", as determined by Custodian: (i) deposit accounts established by Custodian with a Bank (each an "Omnibus Deposit Account"); (ii) money market accounts established by Custodian at a Bank (each, a "Money Market Account") and/or (iii) such other accounts as may be agreed between Client and Custodian in writing from time to time.

(b) Each Customer Omnibus Account shall be titled in the name of Custodian or in the name of Custodian for the benefit of its customers, in either case under the control of Custodian. Each Customer Omnibus Account shall be maintained separately and apart from Custodian's business, operating, and reserve accounts. Each Omnibus Account constitutes a banking relationship between Custodian and the relevant Bank and shall not constitute a custodial relationship between Custodian and Bank.

(c) Client acknowledges and agrees that Custodian may hold some or any portion of Fiat Currency in accounts that may or may not receive interest or other earnings. Client hereby agrees that the amount of any such interest or earnings attributable to such Fiat Currency in Customer Omnibus Accounts shall be retained by Custodian as additional consideration for its services under this Agreement, and nothing in this Agreement entitles Client to any portion of such interest or earnings. In addition, Custodian may receive earnings or compensation for a Customer Omnibus Account in the form of services provided at a reduced rate or similar compensation. Client agrees that any such compensation shall be retained by Custodian, Client understands and agrees that Client is not entitled to any portion of such compensation, and no portion of any such compensation shall be paid to or for Client. Client further acknowledges that Client's rights in the Customer Omnibus Accounts is

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limited to the specific amount of Fiat Currency Client custodies via the Fiat Services, as may be limited herein and by applicable law.

(d) Client acknowledges and agrees that it may send Fiat Currency to Custodian or from Custodian to an external account either by wire deposit or Automated Clearing House ("ACH") transfer. Wire deposits and ACH transfers are subject to differing processes, rules, and timelines. Client agrees to the terms and conditions presented in Appendix 2 of this Agreement (the "ACH Transfer Terms & Conditions"), which will apply to any ACH transfer that Client chooses to initiate to or from Custodian.

(e) Wire deposits sent before 4 PM ET by domestic or international wire from Client's account(s) at a depository institution that has been approved by Custodian will typically settle and be credited to Custodian's Omnibus Account on the same day or next business day. Wire withdrawals initiated before 4 PM ET will typically be processed on the same day or next business day. Wire deposits may not be credited and wire withdrawals may not be processed outside of normal banking hours. Client agrees and understands that wire deposit settlement times and wire withdrawal transfer times are subject to factors outside of Custodian's control, including, among other things, processes and operations related to the Customer Bank Account and the Custodian's Bank.

1.4. Securities Services.

(a) To Custodial Account. Subject to the terms of this Agreement, Client may transfer Securities from itself, an external provider, or other third parties to a Custodial Account. Prior to any transfer of Securities to a Custodial Account, Client will send Instructions to Custodian. The Custodian is not obligated to credit any Securities to the Account before the Custodian actually receives such Securities by final settlement.

    i. Upon receiving such Instructions and verifying the transferred Securities and that such Instructions comply with Section 2.3, Custodian will provide Client with settlement instructions, including specific account details and delivery instructions. Client will initiate the transfer by instructing their current holding institution or broker to deliver the Securities to the Custodian. The transfer will be executed following established industry practices and relevant regulations.

    ii. Custodian will reconcile the received Securities with the Client's Account records and confirm the successful transfer to the Account.

(b) From Custodial Account. Subject to the terms of this Agreement, Client may initiate the transfer of Securities from the Custodial Account by sending Instructions to Custodian.

    i. Upon receiving the Instructions and verifying the request complies with Section 2.3, Custodian will provide Client with settlement instructions for the requested transfer. Client will follow the provided instructions to initiate the transfer from the Custodial Account.

    ii. Custodian will provide Client with a confirmation of the pending transfer.

    iii. If Instructions would result in the transfer of Securities exceeding the available balance in the Account, Custodian may reject such Instructions at its sole discretion.

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iv.   If Client separately maintains one or more blockchain-based tokens, including self-custodied blockchain-based tokens, associated with securities entitlements in the Account ("Security Instruction Token(s)" or "SIT(s)"), and Client subsequently sells or otherwise transfers SITs on a third-party securities exchange, alternative trading system, or similar trading venue, Client acknowledges and agrees that Custodian will recognize such transfer as an Instruction by Client to Custodian, and Custodian shall transfer a corresponding amount of securities entitlements from the Client's Account to the account of the acquirer of such SITs.

1.5.   Third-Party Payments. The Custodial Services are not intended to facilitate third-party payments of any kind, which shall include the use of Fiat Currency, Securities, and/or Digital Assets. As such, Custodian has no control over, or liability for, the delivery, quality, safety, legality or any other aspect of any goods or services that Client may purchase or sell to or from a third party (including other users of Custodial Services) involving   Assets that Client intends to store, or have stored, in Client's Custodial Account.

1.6.   API Access.

(a) Most Services are provided through https://www.bitgo.com/ or any associated websites or application programming interfaces ("APIs") (collectively, the "Company Site"). Client may elect to utilize the APIs either directly or indirectly within an independently developed application ("Developer Application").

(b) All API-based Services are subject to usage limits and the terms and conditions set forth at https://www.bitgo.com/legal/services-agreement (the "API Terms"), as they may be amended from time to time. In the event of a conflict between the API Terms and the terms of this Agreement, the terms of this Agreement shall control. If Client exceeds a usage limit, Custodian may provide assistance to seek to reduce Client usage so that it conforms to that limit. If Client is unable or unwilling to abide by the usage limits, Client will order additional quantities of the applicable Services promptly upon request or pay Custodian's invoices for excess usage.

1.7.   Fees. The fees associated with the Services shall be calculated, invoiced and paid in accordance with Schedule A ("Fee Schedule"). Custodian reserves the right to revise its Fee Schedule at any time following the Initial Term, provided that Custodian will provide Client with at least thirty (30) days' advance notice of any such revision. Within such 30-day period, Client may terminate this Agreement in accordance with Section 5.4 and discontinue the Services hereunder at no additional charge to Client.

1.8.   Acknowledgement of Risks.

(a) General Risks; No Investment, Tax, or Legal Advice; No Brokerage. CLIENT ACKNOWLEDGES THAT CUSTODIAN DOES NOT PROVIDE INVESTMENT, TAX, OR LEGAL ADVICE, NOR DOES CUSTODIAN BROKER TRANSACTIONS ON CLIENT'S BEHALF. CLIENT ACKNOWLEDGES THAT CUSTODIAN HAS NOT PROVIDED AND WILL NOT PROVIDE ANY ADVICE, GUIDANCE OR RECOMMENDATIONS TO CLIENT WITH REGARD TO THE SUITABILITY OR VALUE OF ANY DIGITAL ASSETS OR SECURITIES, AND THAT CUSTODIAN HAS NO LIABILITY REGARDING ANY SELECTION OF A DIGITAL ASSET OR SECURITY THAT IS HELD BY CLIENT THROUGH CLIENT'S CUSTODIAL ACCOUNT AND THE CUSTODIAL SERVICES OR THE WALLET SERVICES. ALL DEPOSIT AND WITHDRAWAL TRANSACTIONS ARE EXECUTED BASED ON CLIENT'S INSTRUCTIONS, AND CLIENT IS SOLELY RESPONSIBLE FOR DETERMINING WHETHER ANY INVESTMENT, INVESTMENT STRATEGY, OR RELATED

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TRANSACTION INVOLVING DIGITAL ASSETS OR SECURITIES IS APPROPRIATE FOR CLIENT BASED ON CLIENT'S INVESTMENT OBJECTIVES, FINANCIAL CIRCUMSTANCES, AND RISK TOLERANCE. CLIENT SHOULD SEEK LEGAL AND PROFESSIONAL TAX ADVICE REGARDING ANY TRANSACTION.

(b) <u>Material Risk in Investing in Digital Currencies</u>. CLIENT ACKNOWLEDGES THAT:

(1) VIRTUAL CURRENCY IS NOT LEGAL TENDER, IS NOT BACKED BY THE GOVERNMENT, AND ACCOUNTS AND VALUE BALANCES ARE NOT SUBJECT TO FEDERAL DEPOSIT INSURANCE CORPORATION OR SECURITIES INVESTOR PROTECTION CORPORATION PROTECTIONS;

(2) LEGISLATIVE AND REGULATORY CHANGES OR ACTIONS AT THE STATE, FEDERAL, OR INTERNATIONAL LEVEL MAY ADVERSELY AFFECT THE USE, TRANSFER, EXCHANGE, AND VALUE OF VIRTUAL CURRENCY;

(3) TRANSACTIONS IN VIRTUAL CURRENCY MAY BE IRREVERSIBLE, AND, ACCORDINGLY, LOSSES DUE TO FRAUDULENT OR ACCIDENTAL TRANSACTIONS MAY NOT BE RECOVERABLE;

(4) SOME VIRTUAL CURRENCY TRANSACTIONS SHALL BE DEEMED TO BE MADE WHEN RECORDED ON A PUBLIC LEDGER, WHICH IS NOT NECESSARILY THE DATE OR TIME THAT THE CUSTOMER INITIATES THE TRANSACTION;

(5) THE VALUE OF VIRTUAL CURRENCY MAY BE DERIVED FROM THE CONTINUED WILLINGNESS OF MARKET PARTICIPANTS TO EXCHANGE FIAT CURRENCY FOR VIRTUAL CURRENCY, WHICH MAY RESULT IN THE POTENTIAL FOR PERMANENT AND TOTAL LOSS OF VALUE OF A PARTICULAR VIRTUAL CURRENCY SHOULD THE MARKET FOR THAT VIRTUAL CURRENCY DISAPPEAR;

(6) THERE IS NO ASSURANCE THAT A PERSON WHO ACCEPTS A VIRTUAL CURRENCY AS PAYMENT TODAY WILL CONTINUE TO DO SO IN THE FUTURE;

(7) THE VOLATILITY AND UNPREDICTABILITY OF THE PRICE OF VIRTUAL CURRENCY RELATIVE TO FIAT CURRENCY MAY RESULT IN SIGNIFICANT LOSS OVER A SHORT PERIOD OF TIME;

(8) THE NATURE OF VIRTUAL CURRENCY MAY LEAD TO AN INCREASED RISK OF FRAUD OR CYBER ATTACK;

(9) THE NATURE OF VIRTUAL CURRENCY MEANS THAT ANY TECHNOLOGICAL DIFFICULTIES EXPERIENCED BY THE LICENSEE MAY PREVENT THE ACCESS OR USE OF A CUSTOMER'S VIRTUAL CURRENCY; AND

(10) ANY BOND OR TRUST ACCOUNT MAINTAINED BY THE LICENSEE FOR THE BENEFIT OF ITS CUSTOMERS MAY NOT BE SUFFICIENT TO COVER ALL LOSSES INCURRED BY CUSTOMERS.

(c) CLIENT ACKNOWLEDGES THAT USING DIGITAL ASSETS AND ANY RELATED NETWORKS AND PROTOCOLS, INVOLVES SERIOUS RISKS. CLIENT AGREES THAT IT HAS READ AND ACCEPTS THE RISKS LISTED IN THIS SECTION 1.6, WHICH IS NON-EXHAUSTIVE AND WHICH MAY NOT CAPTURE ALL RISKS ASSOCIATED WITH CLIENT'S ACTIVITY. IT IS CLIENT'S DUTY TO LEARN ABOUT ALL THE RISKS INVOLVED WITH DIGITAL ASSETS AND ANY RELATED PROTOCOLS AND NETWORKS. CUSTODIAN MAKES NO REPRESENTATIONS OR WARRANTIES REGARDING THE VALUE OF DIGITAL ASSETS OR THE SECURITY OR PERFORMANCE OF ANY RELATED NETWORK OR PROTOCOL.

(d) Risks in Relation to Securities Transactions. SUBJECT TO THE TERMS OF THIS AGREEMENT, THE CLIENT MAY TRANSFER SECURITIES FROM ITSELF, AN EXTERNAL PROVIDER, OR OTHER THIRD PARTIES TO A CUSTODIAL ACCOUNT. THE CLIENT WILL BEAR THE SOLE RISK AND EXPENSE ASSOCIATED WITH THE TRANSFER OF SECURITIES, INCLUDING ANY DELAYS OR INABILITY TO ACHIEVE FINAL SETTLEMENT AS REQUIRED BY THIS AGREEMENT. THE CUSTODIAN WILL FOLLOW ESTABLISHED INDUSTRY PRACTICES AND RELEVANT REGULATIONS TO FACILITATE THE TIMELY SETTLEMENT OF SECURITIES TRANSACTIONS. HOWEVER, THE CUSTODIAN WILL NOT BE LIABLE FOR ANY DELAYS OR FAILURES IN SETTLEMENT ARISING FROM CIRCUMSTANCES BEYOND ITS REASONABLE CONTROL OR THAT ARE ATTRIBUTABLE TO THE ACTIONS OR OMISSIONS OF THIRD PARTIES INVOLVED IN THE SETTLEMENT PROCESS. THE CLIENT ACKNOWLEDGES THAT THE SETTLEMENT OF SECURITIES MAY INVOLVE INTERMEDIARY ENTITIES, SUCH AS CLEARINGHOUSES, DEPOSITORIES, OR TRANSFER AGENTS, AND THAT THE CUSTODIAN'S ROLE IS LIMITED TO THE CUSTODY, AND TRANSFER, AND PROVISION OF OTHER SERVICES WITH RESPECT TO OF THE SECURITIES AS INSTRUCTED BY THE CLIENT.

2. CUSTODIAL ACCOUNT.

2.1. Registration; Authorized Persons

(a) To use the Custodial Services, Client must create a Custodial Account by providing Custodian with all information requested. Custodian may, in its sole discretion, refuse to allow Client to establish a Custodial Account, limit the number of Custodial Accounts, and/or decide to subsequently terminate a Custodial Account.

(b) Client will maintain an updated and current list of Authorized Persons at all times on the Company Site and will immediately notify Custodian of any changes to the list of Authorized Persons by updating the list on the Company Site, including for termination of employment, or otherwise. Client shall make available all necessary documentation and identification information, as reasonably requested by Custodian to confirm: (i) the identity of each Authorized Person; (ii) that each Authorized Person is eligible to be deemed an "Authorized Person" as defined in this Agreement; and (iii) the party(ies) requesting the changes in the list of Authorized Persons have valid authority to request changes on behalf of Client.

2.2. General. The Custodial Services allow Client to deposit supported Assets to Client's Account, and to withdraw supported Assets from Client's Custodial Account to an external location, in each case, pursuant to Instructions Client provides through the Company Site (each such transaction is a "Custody Transaction"). The   Assets stored in Client's Custodial Account will not be commingled with other Assets without express action taken by Client and will be held in custody pursuant to the terms of this Agreement. Custodian reserves the right to refuse to process or to cancel any pending Custody Transaction: as required by Applicable Law; to enforce transaction, threshold, and condition limits; or if Custodian reasonably believes that the Custody Transaction may violate or facilitate the violation of any Applicable Law, regulation or rule of a governmental authority or self-regulatory organization. Custodian cannot reverse a Custody Transaction which has been broadcast to a Digital Asset network.

2.3. Instructions.

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(a) Custodian acts upon instructions ("Instructions") given by Authorized Persons that are received and verified by Custodian in accordance with its procedures and this Agreement.

(b) Instructions will be required for any action requested of the Custodian. Instructions shall continue in full force and effect until canceled (if possible) or executed.

(c) The Custodian shall be entitled to rely upon any Instructions it receives from an Authorized Person (or from a person reasonably believed by the Custodian to be an Authorized Person) pursuant to this Agreement.

(d) The Custodian may assume that any Instructions received hereunder are not in any way inconsistent with the provisions of organizational documents of the Client or of any vote, resolution, or proper authorization and that the Client is authorized to take the actions specified in the Instructions.

(e) Client must verify all transaction information prior to submitting Instructions to the Custodian. The Custodian shall have no duty to inquire into or investigate the validity, accuracy or content of any Instructions.

(f) If any Instructions are ambiguous, incomplete, or conflicting, Custodian may refuse to execute such Instructions until any ambiguity, incompleteness, or conflict has been resolved. Custodian may refuse to execute Instructions if, in its sole opinion, such Instructions are outside the scope of its duties under this Agreement or are contrary to any Applicable Law.

(g) Client is responsible for Losses (as defined below) resulting from inaccurate Instructions (e.g., if Client provides the wrong destination address for executing a withdrawal transaction). Custodian does not guarantee the identity of any user, receiver, requestee, or other party to a Custody Transaction. Custodian shall have no liability whatsoever for failure to perform pursuant to such Instructions except in the case of Custodian's gross negligence, fraud, or willful misconduct.

(h) Unless otherwise directed by Client and confirmed by Custodian in writing, Client expressly acknowledges and agrees that the Platform Provider shall constitute an Authorized Person. Any and all Instructions received by the Custodian, whether electronically or otherwise, from the Platform Provider will be deemed as proper Instructions.

2.4. Digital Asset Deposits and Withdrawals.

(a) Prior to initiating a deposit of Digital Assets to Custodian, Client must confirm that Custodian offers Custodial Services for that specific Digital Asset. The list of supported Digital Assets is currently available at: https://www.bitgo.com/resources/coins. The foregoing list or foregoing URL may be updated or changed from time to time in Custodian's sole discretion. By initiating a deposit of Digital Assets to a Custodial Account, Client attests that Client has confirmed that the Digital Asset being transferred is supported by Custodian.

(b) Client must initiate any withdrawal request through Client's Custodial Account to a Client wallet address. Custodian will process withdrawal requests for amounts under $250,000, either in a single transaction or aggregated in a series of transactions, during a rolling 24 hour period without video verification, to a Client-whitelisted address which has been previously used to which Client has made a withdraw to at least once. The time of such a request shall be considered the time of transmission of such notice from Client's Custodial Account. Custodian reserves the right to request video verification for any transaction or series of transactions under the threshold of $250,000. Custodian will require video verification for withdrawal requests greater than $250,000 or requests

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made to a new address, either in a single transaction or aggregated in a series of transactions, during a rolling 24 hour period; provided, Custodian can require video calls for amounts less than $250,000 if it deems necessary for security, compliance, or any other purposes in its sole discretion. The initiation of the 24 hour time period to process the withdrawal request shall be considered at the time at which client completes video verification.

(c) As further set forth in Section 3.5, Client must manage and keep secure any and all information or devices associated with deposit and withdrawal procedures, including YubiKeys and passphrases or other security or confirmation information. Custodian reserves the right to charge or pass through network fees (e.g. miner fees or validator fees) to process a Digital Asset transaction on Client's behalf. Custodian will notify Client of the estimated network fee at or before the time Client authorizes the transaction.

2.5. Access Time.

(a) Custodian requires up to 24 hours (excluding weekends and US federal holidays) between any request to withdraw Digital Assets or Securities from Client's Custodial Account and submission of Client's withdrawal to the applicable Digital Asset network.

(b) Custodian reserves the right to take additional time beyond the 24 hour period if such time is required to verify security processes for large or suspicious transactions. Any such processes will be executed reasonably and in accordance with Custodian documented protocols, which may change from time to time at the sole discretion of Custodian.

(c) Custodian makes no representations or warranties with respect to the availability and/or accessibility of the Digital Assets or Securities. Custodian will make reasonable efforts to ensure that Client initiated deposits are processed in a timely manner, but Custodian makes no representations or warranties regarding the amount of time needed to complete processing of deposits which is dependent upon factors outside of Custodian's control.

2.6. Supported Digital Assets. The Custodial Services are available only in connection with those Digital Assets that Custodian supports (list currently available at https://www.bitgo.com/resources/coins). The Digital Assets that Custodian supports may change from time to time in Custodian's discretion. Custodian assumes no obligation or liability whatsoever regarding any unsupported Digital Asset sent or attempted to be sent to it, or regarding any attempt to use the Custodial Services for Digital Assets that Custodian does not support. Custodian may, from time to time, determine types of Digital Assets that will be supported or cease to be supported by the Custodial Services. Custodian will use commercially reasonable efforts to provide Client with thirty (30) days' prior written notice before ceasing to support a Digital Asset, unless Custodian is required to cease such support sooner to comply with Applicable Law or in the event such support creates an urgent security or operational risk in Custodian's reasonable discretion (in which event Custodian will provide as much notice as is practicable under the circumstances). Under no circumstances should Client attempt to use the Custodial Services to deposit or store any Digital Assets that are not supported by Custodian. Depositing or attempting to deposit Digital Assets that are not supported by Custodian will result in such Digital Asset being unretrievable by Client and Custodian.

2.7. Advanced Protocols. Unless specifically announced on the Custodian or Company website, Custodian does not support airdrops, side chains, or other derivative, enhanced, or forked protocols, tokens, or coins which supplement or interact with a Digital Asset supported by Custodian (collectively, "Advanced Protocols"). Client shall not use its Custodial Account to attempt to receive, request, send, store, or engage in any other type of transaction involving an Advanced Protocol. Custodian assumes absolutely no responsibility whatsoever in respect to Advanced Protocols.

2.8. Operation of Digital Asset Protocols.

(a)   Custodian does not own or control the underlying software protocols which govern the operation of Digital Assets supported on the Custodian platform. By using the Custodial Services, Client acknowledges and agrees that (i) Custodian is not responsible for operation of the underlying protocols and that Custodian makes no guarantee of their functionality, security, or availability; and (ii) the underlying protocols are subject to sudden changes in operating rules (a.k.a. "forks"), and (iii) that such forks may materially affect the value, function, and/or even the name of the Digital Assets that Client stores in Client's Custodial Account. In the event of a fork, Client agrees that Custodian may temporarily suspend Custodian operations with respect to the affected Digital Assets (with or without advance notice to Client) and that Custodian may, in its sole discretion, decide whether or not to support (or cease supporting) either branch of the forked protocol entirely. Client acknowledges and agrees that Custodian assumes absolutely no liability whatsoever in respect of an unsupported branch of a forked protocol or its determination whether or not to support a forked protocol.

(b) Client agrees that all "airdrops" (free distributions of certain Digital Assets) and forks will be handled by Custodian pursuant to its fork policy (the "Fork Policy") (currently available at www.bitgo.com/resources/bitgo-fork-policy). Client acknowledges that Custodian is under no obligation to support any airdrops or forks, or handle them in any manner, except as detailed above and in the Fork Policy. Client further acknowledges that Custodian, at its sole discretion, may update the Fork Policy from time to time and/or the URL at which it is available and Client agrees that Client is responsible for reviewing any such updates. Client is under no obligation to provide notification to Client of any modification to the Fork Policy.

2.9. Account Statements.

(a) Custodian will provide Client with an electronic account statement every calendar quarter. Each statement will be provided via the Custodian's website and notice of its posting will be sent via electronic mail.

(b) The Client will have forty-five (45) days to file any written objections or exceptions with the Custodian after the posting of a Custodial Account statement online. If the Client does not file any objections or exceptions within a forty-five (45) day period, this shall indicate the Client's approval of the statement and will preclude the Client from making future objections or exceptions regarding the information contained in the statement. Such approval by the Client shall be full acquittal and discharge of Custodian regarding the transactions and information on such statement.

(c) To value Digital Assets held in the Client's account, the Custodian will electronically obtain USD equivalent prices from digital asset market data with amounts rounded up to the seventh decimal place to the right. Custodian cannot guarantee the accuracy or timeliness of prices received and the prices are not to be relied upon for any investment decisions for the Client's account.

2.10. Independent Verification. If Client is subject to Rule 206(4)-2 under the Investment Advisers Act of 1940, Custodian shall, upon written request, provide Client's authorized independent public accountant confirmation of, or access to, information sufficient to confirm (i) Client's

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Digital Assets as of the date of an examination conducted pursuant to Rule 206(4)-2(a)(4), and (ii) Client's Digital Assets are held either in a separate account under Client's name or in accounts under Client's name as agent or trustee for Client's clients.

2.11. Support and Service Level Agreement. Custodian will use commercially reasonable efforts: (i) to provide reasonable technical support to Client, by email or telephone, during Custodian's normal business hours (9:30 AM to 6 PM ET); (ii) to respond to support requests in a timely manner; (iii) resolve such issues by providing updates and/or workarounds to Client (to the extent reasonably possible and practical), consistent with the severity level of the issues identified in such requests and their impact on Client's business operations; (iv) abide by the terms of the Service Level Agreement currently made available at https://www.bitgo.com/resources/bitgo-service-level-agreement (as Service Level Agreement or the URL at which it is made available may be amended from time to time); and (vii) to make Custodial Accounts available via the internet 24 hours a day, 7 days a week.

2.12. Clearing and Settlement Services.

(a) Custodian may offer clearing and settlement services (the "Settlement Services") that facilitate the settlement of transactions of Digital Assets, Securities, or Fiat Currency between Client and Client's trade counterparty that also has a Custodial Account with Custodian ("Settlement Partner"). Client acknowledges that the Settlement Service is an API product complemented by a Web user interface (UI). Clients may utilize the Settlement Services by way of settlement of one-sided requests with counterparty affirmation or one-sided requests with instant settlement; and two-sided requests with reconciliation. Client understands that the Assets available for use within the Settlement Services may not include all of Client's Assets under custody. For the avoidance of doubt, use of the API product is subject to the terms and conditions set forth in Section 1.4 of this Agreement.

(b) The Settlement Services allow Client to submit, through the Custodian's settlement platform, a request to settle a purchase or sale of Assets with a Settlement Partner. Client authorizes Custodian to accept Client's cryptographic signature submitted by way of the Settlement Services API. When a cryptographic signature is received by way of the Settlement Services along with the settlement transaction details, Client is authorizing Custodian to act on Client's direction to settle such transaction.

    i. A one-sided request with counterparty affirmation requires Client to submit a request, including its own cryptographic signature on the trade details, via API calls. Custodian will notify the Settlement Partner and lock funds of both parties while waiting for the Settlement Partner to affirm the request. Custodian will settle the trade immediately upon affirmation and the locked funds will be released.

    ii. A one-sided request with instant settlement requires one side of the trade to submit a request, including cryptographic signatures of both parties to the trade, via API calls. Custodian will settle the trade immediately.

    iii. A two-sided request with reconciliation requires that both Client and Settlement Partner submit requests via API calls, with each party providing their own cryptographic signatures. Custodian will reconcile the trades and settle immediately upon successful reconciliation.

    iv. In any one-sided or two sided request, the Settlement Partner must be identified and selected by Client prior to submitting a settlement request.

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v. Client may submit a balance inquiry through the settlement platform, to verify that Settlement Partner has a sufficient balance of the applicable Asset(s) to be transacted before the Parties execute a transaction. This balance inquiry function is to be utilized only for the purpose of executing a trade transaction to ensure the Settlement Partner has sufficient Assets to settle the transaction. Client hereby expressly authorizes and consents to Custodian providing access to such information to Client's Settlement Partner in order to facilitate the settlement.

vi. Client and Settlement Partner's Custodial Accounts must have sufficient Assets prior to initiating any settlement request. The full amount of assets required to fulfill a transaction are locked until such order has been completed. All orders are binding on Client and Client's Custodial Account. Custodian does not guarantee that any settlement will be completed by any Settlement Partner. Client may not be able to withdraw an offer (or withdraw its acceptance of an offer) prior to completion of a settlement and Custodian shall not be liable for the completion of any order after a cancellation request has been submitted.

vii. Client acknowledges and accepts responsibility for ensuring only an appropriate Authorized Person of its Custodial Account has access to the API key(s).

viii. Client further understands and agrees that Client is solely responsible for any decision to enter into a settlement by way of the Settlement Services, including the evaluation of any and all risks related to any such transaction and has not relied on any statement or other representation of Custodian. Client understands that Custodian is a facilitator and not a counterparty to any settlement; and, as a facilitator, Custodian bears no liability with respect to any transaction and does not assume any clearing risk.

ix. Any notifications that Client may receive regarding the Settlement Services are Client's responsibility to review in a timely manner.

(c) Upon execution of the settlement, the Settlement Services shall provide Client, by electronic means, a summary of the terms of the transaction, including: the type of Digital Asset or Securities purchased or sold; the delivery time; and the purchase or sale price. Settlement of a transaction is completed in an omnibus account by way of offsetting ledger transactions.

(d) Custodian reserves the right to refuse to settle any transaction, or any portion of any transaction, for any reason, at its sole discretion. Custodian bears no responsibility if any such order was placed or active during any time the Settlement Services system is unavailable or encounters an error; or, if any such order triggers certain regulatory controls.

(e) Client understands and agrees that Custodian may charge additional fees for the Settlement Services furnished to Client as indicated in the Fee Schedule attached as Schedule A and any amendments to Schedule A.

(f) Clearing and settlement transactions shall be subject to all Applicable Law.

3. USE OF SERVICES.

3.1. **Company Site and Content.** Custodian hereby grants Client a limited, nonexclusive, non transferable, revocable, royalty-free license, subject to the terms of this Agreement, to access and

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use the Company Site and related content, materials, information (collectively, the "Content") solely for using the Services in accordance with this Agreement. Any other use of the Company Site or Content is expressly prohibited and all other right, title, and interest in the Company Site or Content is exclusively the property of Custodian and its licensors. Client shall not copy, transmit, distribute, sell, license, reverse engineer, modify, publish, or participate in the transfer or sale of, create derivative works from, or in any other way exploit any of the Content, in whole or in part. "www.bitgo.com," "BitGo," "BitGo Custody," and all logos related to the Custodial Services or displayed on the Company Site are either trademarks or registered marks of Custodian or its licensors. Client may not copy, imitate or use them without Custodian's prior written consent in each instance.

3.2. **Website Accuracy.** Although Custodian intends to provide accurate and timely information on the Company Site, the Company Site (including, without limitation, the Content, but excluding any portions thereof that are specifically referenced in this Agreement) may not always be entirely accurate, complete, or current and may also include technical inaccuracies or typographical errors. In an effort to continue to provide Client with as complete and accurate information as possible, such information may be changed or updated from time to time without notice, including without limitation information regarding Custodian policies, products and services. Accordingly, Client should verify all information before relying on it, and all decisions based on information contained on the Company Site are Client's sole responsibility and Custodian shall have no liability for such decisions. Links to third-party materials (including without limitation websites) may be provided as a convenience but are not controlled by Custodian. Custodian is not responsible for any aspect of the information, content, or services contained in any third-party materials or on any third-party sites accessible from or linked to the Company Site.

3.3. **Third-Party or Non-Permissioned Users.** Client acknowledges that granting permission to a third party or non-permissioned user to take specific actions on Client's behalf does not relieve Client of any of Client's responsibilities under this Agreement and may violate the terms of this Agreement. Client is fully responsible for all activities taken on Client's Custodial Account (including, without limitation, acts or omissions of any third party or non-permissioned user with access to Client's Custodial Account). Further, Client acknowledges and agrees that Client will not hold Custodian responsible for, and will indemnify, defend and hold harmless the Custodian Indemnitees (as defined below) from and against any Losses arising out of or related to any act or omission of any party using Client's Custodial Account (including, without limitation, acts or omissions of any third party or non-permissioned user with access to Client's Custodial Account). Client must notify Custodian immediately if a third party or non-permissioned user accesses or connects to Client's Custodial Account by contacting Client's Custodial Account representative or by emailing security@bitgo.com from the email address associated with Client's Custodial Account.

3.4. **Prohibited Use.** Client acknowledges and agrees that Custodian may monitor use of the Services and the resulting information may be utilized, reviewed, retained and or disclosed by Custodian in aggregated and non-identifiable forms for its legitimate business purposes or in accordance with Applicable Law. Client will not use the Services, directly or indirectly via the Developer Application, to: (i) upload, store or transmit any content that is infringing, libelous, unlawful, tortious, violate privacy rights, or that includes any viruses, software routines or other code designed to permit unauthorized access, disable, erase, or otherwise harm software, hardware, or data; (ii) engage in any activity that interferes with, disrupts, damages, or accesses in an unauthorized manner the Services, servers, networks, data, or other properties of Custodian or of its suppliers or licensors; (iii) develop, distribute, or make available the Developer Application in any way in furtherance of criminal, fraudulent, or other unlawful activity; (iv) make the

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Services available to, or use any Services for the benefit of, anyone other than Client or end users of the Developer Application; (v) sell, resell, license, sublicense, distribute, rent or lease any Services, or include any Services in a Services bureau or outsourcing offering; (vi) permit direct or indirect access to or use of any Services in a way that circumvents a contractual usage limit; (vii) obscure, remove, or destroy any copyright notices, proprietary markings or confidential legends; (viii) to build a competitive product or service; (ix) distribute the Developer Application in source code form in a manner that would disclose the source code of the Services; or (x) reverse engineer, decrypt, decompile, decode, disassemble, or otherwise attempt to obtain the human readable form of the Services, to the extent such restriction is permitted by applicable law. Client will comply with the restrictions set forth in Appendix 1.

3.5. **Security; Client Responsibilities.**

(a) Client is responsible for maintaining adequate security and control of any and all Client Keys, IDs, passwords, hints, personal identification numbers , non-custodial wallet keys, API keys, yubikeys, 2-factor authentication devices or backups, or any other codes that Client uses to access the Services. Any loss or compromise of the foregoing information and/or Client's personal information may result in unauthorized access to Client's Custodial Account by third parties and the loss or theft of Assets   . Client is responsible for keeping Client's email address and telephone number up to date in Client's profile in order to receive any notices or alerts that Custodian may send Client. Custodian assumes no responsibility for any loss that Client may sustain due to compromise of login credentials due to no fault of Custodian and/or failure to follow or act on any notices or alerts that Custodian may send to Client. In the event Client believes Client's Custodial Account information has been compromised, Client will contact Custodian Support immediately at security@bitgo.com.

(b) Client will ensure that all Authorized Persons will be adequately trained to safely and securely access the Services, including understanding of general security principles regarding passwords and physical security of computers, keys, and personnel.

(c) Client will immediately notify Custodian of any unauthorized access, use or disclosure of Client's Account credentials, or any relevant breach or suspected breach of security (including breach of Client's systems, networks or developer applications). Client will provide Custodian with all relevant information Custodian reasonably requests to assess the security of the assets, Custodial Accounts and wallets.

3.6. **Taxes.** The Client will, for all tax purposes, be treated as the owner of all Assets held by the Custodian pursuant to this Agreement. It is the Client's sole responsibility to determine whether and to what extent Taxes and Tax reporting obligations may apply to the Client with respect to its Assets, Custodial Accounts, and transactions, and the Client will timely pay all such taxes and will file all returns, reports, and disclosures required by Applicable Law.   Client is solely responsible for any taxes applicable to any deposits or withdrawals Client conducts through the Custodial Services, and for withholding, collecting, reporting, and/or remitting the correct amount of taxes to the appropriate tax authorities. Client's deposit and withdrawal history is available by accessing Client's Custodial Account through the Company Site or by contacting Custodian directly. If Custodian or an affiliate of Custodian has a legal obligation to pay or collect taxes for which Client is responsible, Client will be invoiced for the relevant amount and Client will pay that amount unless Client provides the Custodian or relevant affiliate of Custodian with a valid tax exemption certificate authorized by the appropriate taxing authority.

3.7. **Third Party Providers.** Client acknowledges and agrees that the Services may be provided from time to time by, through or with the assistance of affiliates of or vendors to Custodian, including

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Exhibit C - 13

BitGo Inc. as described above. Custodian shall remain liable for its obligations under this Agreement in the event of any breach of this Agreement caused by such affiliates or any vendor.

3.8. **Developer Applications.**

(a) Subject to Custodian's acceptance of Client as a developer, and subject to Client's performance of its obligations under this Agreement, Custodian grants Client a nonassignable, non-transferrable, revocable, personal and non-exclusive license under Custodian's applicable intellectual property rights to use and reproduce the Custodian software development kit for Developer Applications.

(b) Client agrees that all end users of any Developer Application will be subject to the same use restrictions that bind Client under this Agreement (including under Section 3.4 (Prohibited Use) and Appendix 1).

(c) Client is solely responsible and has sole liability for Client's end users that access or use the Services via the Developer Application and all acts or omissions taken by such end users will be deemed to have been taken (or not taken) by Client. Client is responsible for the accuracy, quality and legality of Developer Application content and user data. Client will comply with, and ensure that Client's Developer Application and end users comply with all Applicable Law.

4. CUSTODIAN OBLIGATIONS.

4.1. **Insurance.** Custodian will obtain and/or maintain insurance coverage in such types and amounts as are commercially reasonable for the Custodial Services provided hereunder. Client acknowledges that any insurance related to theft of Digital Assets will apply to Custodial Services only (where keys are held by Custodian) and not Wallet Services for non-custodial accounts (where keys are held by Client).

4.2. **Standard of Care.** Custodian will use commercially reasonable efforts in performing its obligations under this Agreement. Subject to the terms of this Agreement, Custodian shall not be responsible for any loss or damage suffered by Client as a result of the Custodian performing such duties unless the same results from an act of gross negligence, fraud, or willful misconduct on the part of the Custodian. Custodian shall not be responsible for the title, validity or genuineness of any of the Assets (or any evidence of title thereto) received or delivered by it pursuant to this Agreement.

4.3. **Business Continuity Plan.** Custodian has established a business continuity plan that will support its ability to conduct business in the event of a significant business disruption ("SBD"). This plan is reviewed and updated annually, and can be updated more frequently, if deemed necessary by Custodian in its sole discretion. Should Custodian be impacted by an SBD, Custodian aims to minimize business interruption as quickly and efficiently as possible. To receive more information about Custodian's business continuity plan, please send a written request to security@bitgo.com.

5. TERM; TERMINATION.

5.1. **Initial Term; Renewal Term.** This Agreement will commence on the Effective Date and will continue for one (1) year, unless earlier terminated in accordance with the terms of this Agreement (the "Initial Term"). After the Initial Term, this Agreement will automatically renew for successive one-year periods (each a "Renewal Term"), unless either party notifies the other of its intention not to renew at least sixty (60) days prior to the expiration of the then-current Term. "Term" means the Initial Term and any Renewal Term.

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5.2. **Termination for Breach.** Either party may terminate this Agreement if the other party breaches a material term of this Agreement and fails to cure such breach within thirty (30) calendar days following written notice thereof from the other party.

5.3. **Suspension, Termination, or Cancellation by Custodian.**

(a) Custodian may suspend or restrict Client's access to the Custodial Services and/or deactivate, terminate or cancel Client's Custodial Account if:

    i.   Custodian is so required by a facially valid subpoena, court order, or binding order of a government authority;

    ii.   Custodian reasonably suspects Client of using Client's Custodial Account in connection with a Prohibited Use or Prohibited Business, as set forth in Appendix 1 to this Agreement;

    iii.   Custodian perceives a risk of legal or regulatory non-compliance associated with Client's Custodial Account activity or the provision of the Custodial Account to Client by Custodian (including but not limited to any risk perceived by Custodian in the review of any materials, documents, information, statements or related materials provided by Client after execution of this Agreement);

    iv.   Custodian service partners are unable to support Client's use;

    v.   Client takes any action that Custodian deems as circumventing Custodian's controls, including, but not limited to, opening multiple Custodial Accounts, abusing promotions which Custodian may offer from time to time, or otherwise misrepresenting of any information set forth in Client's Custodial Account;

    vi.   Client fails to pay fees for a period of 90 days; or

    vii.   Client's Custodial Account has no Digital Assets, Fiat Currency, or Securities for 180 consecutive days.

(b) If Custodian suspends or restricts Client's access to the Custodial Services and/or deactivates, terminates or cancels Client's Custodial Account for any reason, Custodian will provide Client with notice of Custodian's actions via email unless prohibited by Applicable Law. Client acknowledges that Custodian's decision to take certain actions, including limiting access to, suspending, or closing Client's Custodial Account, may be based on confidential criteria that are essential to Custodian's compliance, risk management, or and security protocols. Client agrees that Custodian is under no obligation to disclose the details of any of its internal risk management and security procedures to Client.

(c) If Custodian terminates Client's Custodial Account, this Agreement will automatically terminate on the later of (i) the effective date of such cancellation or (ii) the date on which all of Client's funds are withdrawn.

5.4. **Effect of Termination.** On termination of this Agreement, (A) Client will shall withdraw all Assets associated with Client's Custodial Account within ninety (90) days after Custodial Account termination or cancellation unless such withdrawal is prohibited by Applicable Law (including but not limited to applicable sanctions programs or a facially valid subpoena, court order, or binding order of a government authority); (B) Client will pay all fees owed or accrued to Custodian through the date of Client's withdrawal of funds, which may include any applicable withdrawal fee; (C) Client authorizes Custodian to cancel or suspend any pending deposits or withdrawals as of the effective date of termination; and (D) the definitions set forth in this Agreement and Sections 1. 7, 1. 8, 5.4, 6, 8, 9.1, 10, 11, and 12 will survive.

5.5. **Early Termination.** Client may terminate this Agreement before the end of the current term if Client: (a) provides Custodian at least thirty (30) days written notice of Client's intent to exercise

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its termination right under this Section, (b) pays all outstanding amounts due under this Agreement through the date of termination and (c) pays a one-time early termination fee equal to the highest monthly fees due, excluding any Onboarding Fee, for any month of Services before such termination multiplied by the number of months remaining in the term, including partial months (the "Early Termination Fee"). Such termination will not be deemed effective unless and until (1) Client removes all assets from Custodial Accounts and Wallet Services, and (2) BitGo receives such Early Termination Fee, which Client understands and acknowledges will not be deemed a penalty but a figure reasonably calculated to reflect remaining payment due to Custodian in return for Client's term commitment. Client may not cancel the subscription of Services before the expiration of their current term, except as specified herein.

6. **DISPUTE RESOLUTION. THE PARTIES AGREE THAT ALL CONTROVERSIES ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE USE OF THE SERVICES ("DISPUTES"), WHETHER ARISING PRIOR, ON, OR SUBSEQUENT TO THE EFFECTIVE DATE, SHALL BE ARBITRATED AS FOLLOWS: The Parties irrevocably agree to submit all Disputes between them to binding arbitration conducted under the Commercial Dispute Resolution Procedures of the American Arbitration Association (the "AAA"), including the Optional Procedures for Large Complex Commercial Disputes. The place and location of the arbitration shall be in Sioux Falls, South Dakota. All arbitration proceedings shall be closed to the public and confidential and all related records shall be permanently sealed, except as necessary to obtain court confirmation of the arbitration award. The arbitration shall be conducted before a single arbitrator selected jointly by the parties. The arbitrator shall be a retired judge with experience in custodial and trust matters under South Dakota law. If the parties are unable to agree upon an arbitrator, then the AAA shall choose the arbitrator. The language to be used in the arbitral proceedings shall be English. The arbitrator shall be bound to the strict interpretation and observation of the terms of this Agreement and shall be specifically empowered to grant injunctions and/or specific performance and to allocate between the parties the costs of arbitration, as well as reasonable attorneys' fees and costs, in such equitable manner as the arbitrator may determine. Judgment upon the award so rendered may be entered in any court having jurisdiction or application may be made to such court for judicial acceptance of any award and an order of enforcement, as the case may be. In no event shall a demand for arbitration be made after the date when institution of a legal or equitable proceeding based upon such claim, dispute or other matter in question would be barred by the applicable statute of limitations. Notwithstanding the foregoing, either party shall have the right, without waiving any right or remedy available to such party under this Agreement or otherwise, to seek and obtain from any court of competent jurisdiction any interim or provisional relief that is necessary or desirable to protect the rights or property of such party, pending the selection of the arbitrator hereunder or pending the arbitrator's determination of any dispute, controversy or claim hereunder.**

7. **REPRESENTATIONS, WARRANTIES, AND COVENANTS.**

   7.1. **By Client.** Client represents, warrants, and covenants to Custodian that:

   (a) To the extent applicable, Client operates in full compliance with all Applicable Law in each jurisdiction in which Client operates, including without limitation applicable securities and commodities laws and regulations, efforts to fight the funding of terrorism and money laundering, sanctions regimes, licensing requirements, and all related regulations and requirements. Client ensures full compliance with all Applicable Laws in each jurisdiction where they engage in activities. This includes adherence to laws and regulations on securities and commodities, combating

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terrorism financing and money laundering, sanctions, licensing requirements, and other relevant legal obligations and requirements.

(b) To the extent Client creates receive addresses to receive Digital Assets from third-parties, Client represents and warrants that the receipt of said Digital Assets is based on lawful activity.

(c) Client shall have conducted and satisfied any and all due diligence procedures required by Applicable Law with respect to such third parties prior to placing with Custodian any Digital Assets, Securities or Fiat Currency associated with such third party.

(d) Client will not use any Services for any illegal activity, including without limitation illegal gambling, money laundering, fraud, blackmail, extortion, ransoming data, the financing of terrorism, other violent activities or any prohibited market practices, including without limitation the prohibited activities and business set forth in Appendix 1.

(e) To the extent applicable, Client is currently and will remain at all times in good standing with all relevant government agencies, departments, regulatory or supervisory bodies in all relevant jurisdictions in which Client does business and Client will immediately notify Custodian if Client ceases to be in good standing with any applicable regulatory authority;

(f) Client will promptly provide such information as Custodian may reasonably request from time to time regarding: (i) Client's policies, procedures, and activities which relate to the Custodial Services in any manner, as determined by Custodian in its sole and absolute discretion; and (ii) any transaction which involves the use of the Services, to the extent reasonably necessary to comply with Applicable Law, or the guidance or direction of, or request from any regulatory authority or financial institution, provided that such information may be redacted to remove confidential commercial information not relevant to the requirements of this Agreement;

(g) Client either owns or possesses lawful authorization to transact with all Assets involved in the Custody Transactions;

(h) Client has the full capacity and authority to enter into and be bound by this Agreement and the person executing or otherwise accepting this Agreement for Client has full legal capacity and authorization to do so;

(i) All information provided by Client to Custodian in the course of negotiating this Agreement and the on-boarding of Client as Custodian's customer and user of the Custodial Services is complete, true, and accurate in all material respects, including with respect to the ownership of Client, no material information has been excluded; and no other person or entity has an ownership interest in Client except for those disclosed in connection with such onboarding; and

(j) Client is not owned in part or in whole, nor controlled by any person or entity that is, nor is it conducting any activities on behalf of, any person or entity that is (i) the subject of any sanctions administered or enforced by the U.S. Department of the Treasury's Office of Foreign Assets Control, the U.S. Department of State, or any other Governmental Authority with jurisdiction over Custodian or its affiliates with respect to U.S. sanctions laws; (ii) identified on the Denied Persons, Entity, or Unverified Lists of the U.S. Department of Commerce's Bureau of Industry and Security; or (iii) located, organized or resident in a country or territory that is, or whose government is, the subject of U.S. economic sanctions, including, without limitation, the Crimean, Donetsk, and Luhansk regions of Ukraine, Cuba, Iran, North Korea, or Syria.

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7.2.   **By Custodian.** Custodian represents, warrants, and covenants to Client that:

(a) Custodian will safekeep the Digital Assets and segregate all Digital Assets from both the (i) property of Custodian, and (ii) assets of other customers of Custodian, except for Digital Assets specifically moved into shared accounts by Client;

(b) Custodian will maintain adequate capital and reserves to the extent required by Applicable Law;

(c) Custodian is duly organized, validly existing and in good standing under the applicable South Dakota laws, has all corporate powers required to carry on its business as now conducted, and is duly qualified to do business in each jurisdiction where such qualification is necessary; and

(d) Custodian has the full capacity and authority to enter into and be bound by this Agreement and the person executing or otherwise accepting this Agreement for Custodian has full legal capacity and authorization to do so.

7.3.   **Notification.** Without limitation of either party's rights or remedies, each party shall immediately notify the other party if, at any time after the Effective Date, any of the representations, warranties, or covenants made by it under this Agreement fail to be true and correct as if made at and as of such time. Such notice shall describe in reasonable detail the representation, warranty, or covenant affected, the circumstances giving rise to such failure and the steps the notifying party has taken or proposes to take to rectify such failure.

8. **DISCLAIMER.** EXCEPT AS EXPRESSLY PROVIDED IN THIS AGREEMENT AND TO THE MAXIMUM EXTENT PERMITTED BY APPLICABLE LAW, THE SERVICES ARE PROVIDED ON AN "AS IS" AND "AS AVAILABLE" BASIS WITHOUT ANY REPRESENTATION OR WARRANTY, WHETHER EXPRESS, IMPLIED OR STATUTORY. TO THE MAXIMUM EXTENT PERMITTED BY APPLICABLE LAW, CUSTODIAN SPECIFICALLY DISCLAIMS ANY IMPLIED WARRANTIES OF TITLE, MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE AND/OR NON-INFRINGEMENT. CUSTODIAN DOES NOT MAKE ANY REPRESENTATIONS OR WARRANTIES THAT ACCESS TO THE COMPANY SITE, ANY PART OF THE SERVICES, OR ANY OF THE MATERIALS CONTAINED IN ANY OF THE FOREGOING WILL BE CONTINUOUS, UNINTERRUPTED, OR TIMELY; BE COMPATIBLE OR WORK WITH ANY SOFTWARE, SYSTEM OR OTHER SERVICES; OR BE SECURE, COMPLETE, FREE OF HARMFUL CODE, OR ERROR-FREE.

9. **CONFIDENTIALITY, PRIVACY, DATA SECURITY.**

9.1.   **Confidentiality.**

(a) As used in this Agreement, "Confidential Information" means any non-public, confidential or proprietary information of a party ("Discloser") including, without limitation information relating to Discloser's business operations or business relationships, financial information, pricing information, business plans, customer lists, data, records, reports, trade secrets, software, formulas, inventions, techniques, and strategies. A party receiving Confidential Information of Discloser ("Recipient") will not disclose it to any unrelated third party without the prior written consent of the Discloser, except as provided in subsection (B) below and has policies and procedures reasonably designed to create information barriers with respect to such party's officers, directors, agents, employees, affiliates, consultants, contractors and professional advisors. Recipient will protect such Confidential Information from unauthorized access, use and disclosure. Recipient shall not use

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Discloser's Confidential Information for any purpose other than to perform its obligations or exercise its rights under this Agreement. The obligations herein shall not apply to any (i) information that is or becomes generally publicly available through no fault of Recipient, (ii) information that Recipient obtains from a third party (other than in connection with this Agreement) that, to recipient's best knowledge, is not bound by a confidentiality agreement prohibiting such disclosure; or (iii) information that is independently developed or acquired by Recipient without the use of or reference to Confidential Information of Discloser.

(b) Notwithstanding the foregoing, Recipient may disclose Confidential Information of Discloser to the extent required under Applicable Law; provided, however, Recipient shall first notify Discloser (to the extent legally permissible) and shall afford Discloser a reasonable opportunity to seek a protective order or other confidential treatment. For the purposes of this Agreement, no affiliate of Custodian shall be considered a third party and Custodian may share Client's Confidential Information with affiliates, as authorized by Client; provided that Custodian causes such entity to undertake the obligations in this Section 9.1.

(c) Confidential Information includes all documents and other tangible objects containing or representing Confidential Information and all copies or extracts thereof or notes derived therefrom that are in the possession or control of Recipient and all of the foregoing shall be and remain the property of the Discloser. Confidential Information shall include the existence and the terms of this Agreement. At Discloser's request or on termination of this Agreement (whichever is earlier), Recipient shall return or destroy all Confidential Information; provided, however, Recipient may retain one copy of Confidential Information (i) if required by law or regulation, or (ii) pursuant to a bona fide and consistently applied document retention policy; provided, further, that in either case, any Confidential Information so retained shall remain subject to the confidentiality obligations of this Agreement. For the avoidance of doubt, aggregated Depersonalized Information (as hereinafter defined) shall not be Confidential Information. "Depersonalized Information" means data provided by or on behalf of Client in connection with the Custodial Services and all information that is derived from such data, that has had names and other personal information removed such that it is not reasonably linkable to any person, company, or device.

9.2. **Privacy.** Client acknowledges that Client has read the BitGo Privacy Notice, available at https://www.bitgo.com/privacy.

9.3. **Security.** Custodian has implemented and will maintain a reasonable information security program that includes policies and procedures that are reasonably designed to safeguard Custodian's electronic systems and Client's Confidential Information from, among other things, unauthorized disclosure, access, or misuse, including, by Custodian and its affiliates. In the event of a data security incident Custodian will provide all notices required under Applicable Law.

10. INDEMNIFICATION.

10.1. **Indemnity.** Client will defend, indemnify and hold harmless Custodian, its affiliates and service providers, and each of its or their respective officers, directors, agents, employees, and representatives, from and against any liabilities, damages, losses, costs and expenses, including but not limited to reasonable attorneys' fees and costs resulting from any third-party claim, demand, action or proceeding (a "Claim") arising out of or related to Client's (i) use of Services; (ii) breach of this Agreement, or (iii) violation of any Applicable Law in connection with its use of Services.

10.2. **Indemnification Process.**

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(a) Custodian will (i) provide Client with prompt notice of any indemnifiable Claim under Section 10.1 (provided that the failure to provide prompt notice shall only relieve Client of its obligation to the extent it is materially prejudiced by such failure and can demonstrate such prejudice); (ii) permit Client to assume and control the defense of such action upon Client's written notice to Custodian of Client's intention to indemnify, with counsel acceptable to Custodian in its reasonable discretion; and (iii) upon Client's written request, and at no expense to Custodian, provide to Client all available information and assistance reasonably necessary for Client to defend such Claim. Custodian shall be permitted to participate in the defense and settlement of any Claim with counsel of Custodian's choice at Custodian's expense (unless such retention is necessary because of Client's failure to assume the defense of such Claim, in which event Client shall be responsible for all such fees and costs). Client will not enter into any settlement or compromise of any such Claim, which settlement or compromise would result in any liability to any Custodian Indemnitee or constitute any admission of or stipulation to any guilt, fault or wrongdoing, without Custodian's prior written consent.

(b) Client acknowledges and agrees that any Losses imposed on Custodian (whether in the form of fines, penalties, or otherwise) as a result of a violation by Client of any Applicable Law, may at Custodian's discretion, be passed on to Client and Client acknowledges and represents that Client will be responsible for payment to Custodian of all such Losses.

11.   LIMITATIONS OF LIABILITY.

11.1. **NO CONSEQUENTIAL DAMAGES.** TO THE MAXIMUM EXTENT PERMITTED BY APPLICABLE LAW AND SUBJECT TO THE EXCEPTIONS PROVIDED IN SECTION 11.3 BELOW, IN NO EVENT SHALL CUSTODIAN, ITS AFFILIATES AND SERVICE PROVIDERS, OR ANY OF THEIR RESPECTIVE OFFICERS, DIRECTORS, AGENTS, EMPLOYEES OR REPRESENTATIVES, BE LIABLE FOR ANY LOST PROFITS OR ANY SPECIAL, INCIDENTAL, INDIRECT, INTANGIBLE, OR CONSEQUENTIAL DAMAGES, WHETHER BASED IN CONTRACT, TORT, NEGLIGENCE, STRICT LIABILITY, OR OTHERWISE, ARISING OUT OF OR IN CONNECTION WITH AUTHORIZED OR UNAUTHORIZED USE OF THE COMPANY SITE OR THE SERVICES, OR THIS AGREEMENT, EVEN IF CUSTODIAN HAS BEEN ADVISED OF OR KNEW OR SHOULD HAVE KNOWN OF THE POSSIBILITY OF SUCH DAMAGES.

11.2. **LIMITATION ON DIRECT DAMAGES.** TO THE MAXIMUM EXTENT PERMITTED BY APPLICABLE LAW AND SUBJECT TO THE EXCEPTIONS PROVIDED IN SECTION 11.3 BELOW, IN NO EVENT SHALL THE AGGREGATE LIABILITY OF CUSTODIAN, ITS AFFILIATES AND SERVICE PROVIDERS, OR ANY OF THEIR RESPECTIVE OFFICERS, DIRECTORS, AGENTS, EMPLOYEES OR REPRESENTATIVES, EXCEED THE FEES PAID OR PAYABLE TO CUSTODIAN UNDER THIS AGREEMENT DURING THE 3-MONTH PERIOD IMMEDIATELY PRECEDING THE FIRST INCIDENT GIVING RISE TO SUCH LIABILITY.

11.3. **EXCEPTIONS TO EXCLUSIONS AND LIMITATIONS OF LIABILITY.** THE EXCLUSIONS AND LIMITATIONS OF LIABILITY IN SECTION 11.1 AND SECTION 11.2 WILL NOT APPLY TO CUSTODIAN'S FRAUD, WILLFUL MISCONDUCT, OR GROSS NEGLIGENCE. CUSTODIAN'S LIABILITY FOR GROSS NEGLIGENCE SHALL BE LIMITED TO THE VALUE OF THE AFFECTED   ASSETS   .

12.   MISCELLANEOUS.

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Exhibit C - 20

Web3 Enabler Inc. Exhibit C to Form C 2024-11-07

12.1. **Notice.** All notices under this Agreement shall be given in writing, in the English language, and shall be deemed given when personally delivered, when sent by email, or three days after being sent by prepaid certified mail or internationally recognized overnight courier to the addresses set forth in the signature blocks below (or such other address as may be specified by party following written notice given in accordance with this Section).

12.2. **Publicity.** Client hereby consents to Custodian's identification of Client as a customer of the Services, including in marketing and/or investor materials, and Custodian hereby consents to Client's use of Custodian's name and/or approved logos or promotional materials to identify Custodian as its custodial service provider as contemplated by this Agreement. Notwithstanding the foregoing, Custodian may revoke its consent to such publicity under this Section at any time for any reason, and upon notice, Client will cease any further use of Custodian's name, logos, and trademarks and remove all references and/or postings identifying Custodian as soon as possible.

12.3. **Entire Agreement.** This Agreement, any appendices or attachments to this Agreement, the BitGo Privacy Policy, and all disclosures, notices or policies available on the BitGo website that are specifically referenced in this Agreement, comprise the entire understanding and agreement between Client and Custodian as to the Custodial Services, and supersedes any and all prior discussions, agreements, and understandings of any kind (including without limitation any prior versions of this Agreement) and every nature between and among Client and Custodian with respect to the subject matter hereof. Section headings in this Agreement are for convenience only and shall not govern the meaning or interpretation of any provision of this Agreement.

12.4. **Computer Viruses.** Custodian shall not bear any liability, whatsoever, for any damage or interruptions caused by any computer viruses, spyware, scareware, Trojan horses, worms or other malware that may affect Client's computer or other equipment, or any phishing, spoofing or other attack, unless such damage or interruption directly resulted from Custodian's gross negligence, fraud, or willful misconduct. Custodian advises the regular use of a reputable and readily available virus screening and prevention software. Client should also be aware that SMS and email services are vulnerable to spoofing and phishing attacks and should use care in reviewing messages purporting to originate from Custodian. Client should always log into Client's Custodial Account through the Company Site to review any deposits or withdrawals or required actions if Client has any uncertainty regarding the authenticity of any communication or notice.

12.5. **No Waiver.** The waiver by a party of any breach or default will not constitute a waiver of any different or subsequent breach or default.

12.6. **Amendments.** Any modification or addition to this Agreement must be in a writing signed by a duly authorized representative of each of the parties. Client agrees that Custodian shall not be liable to Client or any third party for any modification or termination of the Custodial Services, or suspension or termination of Client's access to the Custodial Services, except to the extent otherwise expressly set forth herein.

12.7. **Assignment.** Client may not assign any rights and/or licenses granted under this Agreement without the prior written consent of Custodian. Custodian may not assign any of its rights without the prior written consent of Client; except that Custodian may assign this Agreement without the prior consent of Client to any Custodian affiliates or subsidiaries or pursuant to a transfer of all or substantially all of Custodian's business and assets, whether by merger, sale of assets, sale of stock, or otherwise. Any attempted transfer or assignment in violation hereof shall be null and void. Subject to the foregoing, this Agreement will bind and inure to the benefit of the parties, their successors, and permitted assigns.

(v9/24)

Exhibit C - 21

Web3 Enabler Inc. Exhibit C to Form C 2024-11-07

12.8. **Severability.** If any provision of this Agreement shall be determined to be invalid or unenforceable, such provision will be changed and interpreted to accomplish the objectives of the provision to the greatest extent possible under any applicable law and the validity or enforceability of any other provision of this Agreement shall not be affected.

12.9. **Survival.** All provisions of this Agreement which by their nature extend beyond the expiration or termination of this Agreement, including, without limitation, sections pertaining to suspension or termination, Custodial Account cancellation, debts owed to Custodian, general use of the Company Site, disputes with Custodian, indemnification, and general provisions, shall survive the termination or expiration of this Agreement.

12.10. **Governing Law.** The laws of the State of South Dakota, without regard to principles of conflict of laws, will govern this Agreement and any claim or dispute that has arisen or may arise between Client and Custodian, except to the extent governed by federal law of the United States of America.

12.11. **Force Majeure.** Custodian shall not be liable for delays, suspension of operations, whether temporary or permanent, failure in performance, or interruption of service which result directly or indirectly from any cause or condition beyond the reasonable control of Custodian, including but not limited to, any delay or failure due to any act of God, natural disasters, act of civil or military authorities, act of terrorists, including but not limited to cyber-related terrorist acts, hacking, government restrictions, exchange or market rulings, civil disturbance, war, strike or other labor dispute, fire, interruption in telecommunications or Internet services or network provider services, failure of equipment and/or software, other catastrophe or any other occurrence which are beyond the reasonable control of Custodian.

12.12. **Relationship of the Parties.** Nothing in this Agreement shall be deemed or is intended to be deemed, nor shall it cause, Client and Custodian to be treated as partners, joint ventures, or otherwise as joint associates for profit, or either Client or Custodian to be treated as the agent of the other.

[Remainder of page intentionally left blank. Signature page follows.]

IN WITNESS WHEREOF, this Agreement is executed as of the Effective Date.

BITGO TRUST COMPANY, INC.   **[CLIENT NAME]**

By: By:

Name: Name:

Title: Title:

Date: Date:

Address for Notice: Address for Notice:

6216 Pinnacle Place   _____
Suite 101
Sioux Falls, SD 57108   _____
Attn: Legal
Email: legal@bitgo.com   _____

                                                 Attn:

                                                 Email:

Exhibit C - 23

Web3 Enabler Inc. Exhibit C to Form C 2024-11-07

EXHIBIT D

Omnibus Nominee Trust Agreement

OMNIBUS NOMINEE AGREEMENT

THIS OMNIBUS NOMINEE AGREEMENT (this "Nominee Agreement"), dated as of [DATE], is entered into by and between BitGo Trust Company, Inc. (the "Nominee") and the undersigned (the "Beneficial Owner").

RECITALS

WHEREAS, the Beneficial Owner has invested and/or intends to invest in one or more exempt securities offerings pursuant to which the Beneficial Owner may acquire securities (each, a "Security" and as each such Security is described from time to time on Exhibit A hereto, the "Property");

WHEREAS, the Property is, or upon issuance will be, 100% beneficially owned by the Beneficial Owner;

WHEREAS, the title holder of the Property will be one or more trusts established by and maintained by Nominee for the purposes of safeguarding the Property and providing for efficiencies with respect to tax reporting, distributions and estate planning purposes related to such Property;

WHEREAS, Beneficial Owner wishes to engage Nominee as its limited agent to safeguard and provide certain limited services with respect to the Property held in trust; and

WHEREAS, the Beneficial Owner and the Nominee wish to establish a nominee relationship upon the terms and conditions, and for the limited purposes, set forth in this Nominee Agreement.

AGREEMENT

NOW THEREFORE, in consideration of the mutual covenants contained in this Nominee Agreement, the parties agree as follows:

1.   Appointment. The Beneficial Owner hereby appoints the Nominee to act as nominee for the Beneficial Owner, to serve in such capacity until the appointment and authority conferred shall be revoked, for the limited purpose of causing to be held, and holding, in the name of the Nominee alone, title to the Property beneficially owned by the Beneficial Owner and acquired by the Nominee for the benefit of Beneficial Owner or otherwise conveyed to the Nominee pursuant to this Nominee Agreement in accordance with the directions of the Beneficial Owner, with power and authority limited to registering and holding the Property in the Nominee name, and otherwise acting with respect to the Property in accordance with the instructions of the Beneficial Owner, as provided in this Nominee Agreement or as may be given by the Beneficial Owner from time to time. In the context of investments made on or after the date hereof, the Beneficial Owner hereby directs the Nominee to acquire, on behalf of the Beneficial Owner, any Security that the Beneficial Owner subscribes for directly from the issuer thereof in the name of

VT2023.0

the Nominee. The Beneficial Owner acknowledges and agrees that it shall pay the aggregate subscription amount due in respect of any such Security at the time and in the manner contemplated in the related subscription agreement, and that the Nominee will have no obligation to make any payments on behalf of the Beneficial Owner in respect of its acquisition of any Security. The Beneficial Owner acknowledges and agrees that the issuer of a Security may have the right to reject the Beneficial Owner's subscription for any given Security, and that the Nominee will have no liability for the failure of any Security to be issued pursuant to any subscription entered into by the Beneficial Owner, and the Beneficial Owner waives, to the fullest extent permitted by law, any claims of any kind it may have against the Nominee for executing any documents on behalf of, or for the benefit of the Beneficial Owner pursuant to this Agreement and agrees that the Nominee will have no liability (whether direct or indirect) to the Beneficial Owner in respect of any claim or to any person asserting a claim on behalf of or in right of the Beneficial Owner.

2. Acceptance. The Nominee hereby accepts the appointment described in Paragraph 1 above, upon the terms and conditions set forth in this Nominee Agreement and will always faithfully and promptly carry out and observe the instructions of the Beneficial Owner regarding the acquisition, holding of title to or otherwise acting with respect to the Property of the Beneficial Owner transferred to the Nominee hereunder and with respect to the Property. The Nominee acknowledges that it shall have no right or authority to act with respect to the Property, except upon the instructions of the Beneficial Owner.

3. Revocation. The Beneficial Owner may, at any time, in their absolute discretion, terminate this Nominee Agreement in whole or in part; provided, however, that no such termination will be effective with respect to any Property the transfer of which is restricted by contract, law, edict or otherwise ("Restricted Property") unless consented to by the issuer thereof (including by blanket consent). To be effective, any such termination shall be in writing, signed by the Beneficial Owner and delivered to the Nominee in accordance with the provisions of Paragraph 13 hereof with instructions for the return of the Property to the Beneficial Owner or their designee without consideration.

4. Custody of Property. Throughout the term of this Nominee Agreement, the Property will be held in the custody of the Nominee and the Nominee will take all actions reasonably necessary to assure the safekeeping of such Property. In taking any action with respect to the Property, the Nominee shall be acting solely as the agent and nominee of the Beneficial Owner. Property shall include any funds, securities, or other assets acquired through the benefit of holding the Securities (including by conversion of any convertible, exchangeable or redeemable Security (collectively "Convertible Instruments")).

5. No Beneficial Interest. The Nominee's sole function during the term of this Nominee Agreement shall be to hold nominal legal title to the Property for the benefit of the Beneficial Owner under and subject to the Beneficial Owner's instructions. If third parties may require that they be furnished with documents executed by the Nominee as such holder of legal title to the Property, the Beneficial Owner shall prepare such documents, and the Nominee shall execute such documents in accordance with the Beneficial Owner's instructions. The Nominee shall have no discretionary authority to exercise any control over the Property, except as set forth herein, it being expressly understood that the Nominee shall have no real interest in the Property,

except to perform ministerial tasks at the instructions of the Beneficial Owner. The Nominee acknowledges that the Beneficial Owner is, and during the entire term of this Nominee Agreement shall remain, the true and actual owner of the Property. The Nominee and the Beneficial Owner hereby acknowledge and agree that, with respect to the Property, the Beneficial Owner will have the rights of an entitlement holder under Article 8 of the Uniform Commercial Code as in effect in the State of South Dakota. Neither the Nominee nor any officer, director, employee, or shareholder of the Nominee will have or claim any beneficial interest whatsoever in the Property nor any right to vote on matters that relate to the Property. Further, the Nominee will not hold itself out as having, or represent to any person that it has, any beneficial interest whatsoever in the Property. Notwithstanding the foregoing, with respect to Property that consists of shares of stock of a domestic or foreign corporation or other entity, the Nominee may, if so, instructed by the Beneficial Owner, register such shares on the books of the issuing entity in the Nominee's name alone, without indication of any nominee or other fiduciary capacity.

6.   Instructions From the Beneficial Owner.   Pursuant to the written (including electronic form) instructions of the Beneficial Owner, the Nominee will promptly execute and deliver all contracts, consents, assignments, powers of attorney, resolutions, proxies, waivers, disclaimers, and other instruments, general or specific, affecting or relating to the Property; provided, however, that the Beneficial Owner hereby provides standing instructions to the Nominee to consent to the conversion of any Convertible Instrument provided, further, and for the avoidance of doubt, while the Nominee shall consent to any other instrument that requires consent for conversion thereof it shall not do so without written instructions from the Beneficial Owner if such conversion consent is tied to an amendment or change in terms to the Convertible Instrument. Immediately upon receipt by the Nominee, the Nominee will transmit all funds received with respect to the Property to the Beneficial Owner, together with an accounting therefor, and will deliver to the Beneficial Owner all correspondence, notices, invoices, proxies, certificates, and other documents received with respect to the Property.

7.   Signatures Required. The signature of the Beneficial Owner, as contemplated in this Nominee Agreement will be sufficient to bind the Nominee for all purposes of this Nominee Agreement, including, without limitation, the sale, assignment, pledge, hypothecation, or other transfer, encumbrance, or disposition of the Property.

8.   Indemnification.   The Beneficial Owner will, at all times, hold harmless and indemnify the Nominee and each of the officers, directors, attorneys, and employees of the Nominee from and against any and all costs, expenses, damages, claims, demands, and liabilities of every kind of character that relate to the Property and may arise out of this Nominee Agreement or the performance of the duties imposed by this Nominee Agreement, or that may be incurred with respect to the Property or with respect to any acts or omissions directed by the Beneficial Owner; provided, however, that the foregoing indemnification will not apply to costs, expenses, damages, claims, demands, and liabilities that may arise or be imposed upon the Nominee or any officer, director, attorney or employee of the Nominee by reason of that person's intentional misconduct or gross negligence.

9.   Binding Effect.   This Nominee Agreement will inure to the benefit of and bind the parties and their respective successors and assigns.

Nominee Agreement
Page 3 of 4

Exhibit D - 3

Web3 Enabler Inc. Exhibit D to Form C 2024-11-07

10.   Counterparts. This Nominee Agreement may be signed in any number of counterparts, each of which shall be an original and all of which together shall constitute one instrument. This Nominee Agreement may be executed by signatures, electronically or otherwise, delivered by email, and a copy hereof that is properly executed and delivered by a party will be binding upon that party to the same extent as an original executed version hereof.

11.   Governing Law.   This Nominee Agreement shall be construed in accordance with and governed by the laws of the State of South Dakota. Any dispute concerning the terms or enforceability of this Nominee Agreement shall be brought in a court subject to the jurisdiction of the State of South Dakota.

12.   Notices.   All notices demands, consents, elections, offers, requests or other communications (collectively, a "notice") required or permitted hereunder shall be in writing and shall be deemed effective upon delivery as follows: (a) if to the Beneficial Owner, when sent via email to the email address below or otherwise on record for the Beneficial Owner and (b) if to Nominee, when sent via email to legal@bitgo.com. Any such notice, in either case, must specifically reference that it is a notice given under this Nominee Agreement.

13.   Termination.   This Nominee Agreement may be terminated by (i) the Nominee at any time by providing the Beneficial Owner with not less than ten days advance written notice and (ii) the Beneficial Owner if the Nominee is in material breach of this Nominee Agreement or with respect to any registered Property, by providing the Nominee with not less than ten days advance written notice. Upon termination, the Nominee will execute all documents reasonably necessary to resign as Nominee and to transfer legal title ownership of the Property to the Beneficial Owner or their designee provided, however, any Restricted Property will be transferred to a qualified successor to the Nominee, as determined in the Nominee's reasonable discretion unless allowed by Paragraph 3 of this Nominee Agreement.

IN WITNESS WHEREOF, the Nominee and the Beneficial Owner have adopted this Nominee Agreement to be effective as of the date first written above.

BENEFICIAL OWNER   **BITGO TRUST COMPANY, INC.**

Signature: Signature:

Name: Name:

Title: Title:

Email for Notices:

Nominee Agreement
Page 4 of 4

Video Transcripts

VIDEO 1 Transcript

"Global Outfitters"

Web3 Enabler *Video Storyline: "A Better Way for Global Business"*

Opening Scene: The Struggles of a Global Retailer (Gray/Colorless)

Middle market businesses struggle to manage global supply chains. With timezone changes, cultural differences, and outdated banking technology makes it difficult to source, acquire, and distribute inventory across a global marketplace.

"Global Outfitters" in Austin, Texas *sources products from suppliers in* **China, with wholesale customers in Brazil and Mexico**. *As a small-to-medium-sized business (SMB), Global Outfitters regularly faces challenges with international payments.*

- *Visuals: A small team at Global Outfitters is shown trying to manage payments with suppliers. They send an order to China, but the supplier won't ship the products until they receive full payment. The team starts looking frustrated.*
- *Narrator: "Global Outfitters struggles to keep inventory flowing from China and Vietnam. Back offices are slow to respond to basic financial mechanisms like Purchase Orders, Invoices, and Shipping.*

Scene 2: The Traditional Process (Slow and Expensive)

We walk through the traditional process: the company sends a purchase order, awaits an invoice, waits for payment approval, then waits for the bank to convert the money to the appropriate currency and transfer it overseas. The supplier, based in China, needs to wait for the bank confirmation, often leading to a delay of **5-7 business days**.

- *Visuals: Arrows moving slowly from Global Outfitters to the bank, showing 2 days lost in processing, conversion fees piling up, and then back to the supplier who is sitting on stock that can't be shipped yet.*
- *Narrator: "Every step of the purchase process, from purchase approvals to final payment remittance is slow. Every transaction loses at least 1 business day from time zone differences. Global Outfitters struggles to get suppliers to ship within 2 weeks of the request. The Wholesale Customers in Brazil and Mexico are also problematic. Antiquated banking systems and currency conversions cost up to 5% and strain profits."*

Scene 3: The Solution—Web3 Enabler's Automation and Crypto Payments (Color Bursts)

Now we introduce **Web3 Enabler's Blockchain Payments** *as the solution. The narrative emphasizes how Global Outfitters transitions to blockchain-based payments with Web3 Enabler. Instead of relying on traditional banking hours, they use crypto to automate payments through their existing* **Salesforce CRM**, *allowing for* **instant payment approval and shipping**.

- *Visuals: The screen switches from a gray, sluggish process to a vibrant, colorful scene. The supplier sends an automated payment link to The Outfitter via Web3 Enabler. The supplier instantly receives USDC, and shipping happens within minutes.*
- *Narrator: "Web3 Enabler's Blockchain Payments is a 100% Native Salesforce Solution for blockchain integration. Running the entire system in Salesforce means that manual accounting processes are replaced by automated notifications and instantaneous approvals. With the new system, a B2B order can be processed in one day. The order is released as soon as the payment hits the blockchain. The sale is reduced from 3 weeks to 2 days and transaction costs are reduced by 95%.*

4: Salesforce, Slack, Circle, and Web3 Enabler - The Dream Team

We highlight how Web3 Enabler can automate the entire workflow. For example, when the stock is ready for shipment, the supplier sends a notification that triggers an automated request to accounts payable at Global Outfitters via **Slack***. Once approved, the payment is processed in minutes, allowing the supplier to release the goods instantly.*

- *Visuals: A Slack notification pops up asking for payment approval. The accountant clicks "Approve," and the system shows a payment link being sent to the supplier in China. They instantly receive the payment, and the goods are released for shipping.*
- *Narrator: Global Outfitters invites their suppliers into Slack with them. Web3 Enabler's Blockchain Payments and Salesforce Flows send automated messages to shared Slack Channels. Managers approve payment requests with one click and send the blockchain payment via crypto wallet without leaving Salesforce. The entire process is fast, easy, and fully transparent to all company stakeholders.*

Scene 5: The Bigger Picture—Investment Opportunity

Visuals: A globe appears, and different industries pop up around the world. Icons for different sectors (commerce, tech, finance) appear and then converge into a single word: ***"Expansion"***.

Voiceover: "Blockchain Payments are here and growing rapidly. 15,000 companies accept Crypto payments and it's growing at 15% per year. Salesforce is the dominant provider of customer CRM and business automation technology. As **the** Salesforce ISV Partner for Blockchain, Web3 Enabler is well positioned to grow and establish a dominant position as blockchain payments enter the mainstream."

Scene 6: Key Takeaways for Investors

We close with a focus on the **investment potential***. By illustrating how Web3 Enabler can impact a company's bottom line—through faster payments, reduced costs, and a seamless experience—the video subtly invites the audience to invest in this growing market.*

- *Visuals: A bar chart with savings over time, transitioning to icons representing industries like "Retail," "Supply Chain," and "Consulting." The icons merge into a single globe, emphasizing global expansion. The scene shifts to a split-screen view showing traditional banking on one side and Web3 Enabler's blockchain-integrated dashboard on the other.*
- *Narrator: "Salesforce supports over 150,000 businesses, including 90% of the Fortune 500. With key partnerships like Circle, Ripple, and Poundtoken, Web3 Enabler is perfectly positioned to tap into this massive ecosystem and the growing stablecoin market.*

VIDEO 2 Transcript

"Web3 Enabler the most boring company in blockchain"

[Camera Pause]

Hi, I'm Alex Hochberger, Founder and CEO of Web3 Enabler - the company driving Corporate Adoption of Web3, Cryptocurrency, and Blockchain.

[Prop 1: Web3 Enabler - the most boring company in blockchain]

[Camera Pause]

We call ourselves "the most boring company in blockchain", because we're focused on the boring, but very profitable area of corporate and enterprise adoption. Blockchain Transactions with Stablecoins are 90% cheaper and take 95% less time than SWIFT, so adoption will come to the market.

[Prop 2: "90% Cheaper" flashes on the Screen]
[Prop 3: "95% Faster" flashes on the screen]

[Camera Pause]

Let me tell you a little about Web3 Enabler. Our first partnership is with Salesforce, the industry leading CRM company. Salesforce dominates corporate IT featuring

- over 150,000 corporate clients, Including 91% of the Fortune 500; and
- $35 Billion in annual revenue, a market cap of $280 Billion dollars, and a total Ecosystem of $1.5 Trillion Dollars

[Prop 4: left side: Salesforce logo, right side, bullet points of the numbers as I say things]

[Camera Pause]

Salesforce's marketplace, the AppExchange, is huge. Unlike consumer portals like Apple and Google's stores, only vetted Salesforce ISVs can enter the marketplace. We're the first and premier Salesforce ISV for Web3 and Blockchain.

The AppExchange is:
- Used by 90% of Salesforce Customers
- $140 Billion Dollars in Annual Revenue

[Prop 5: left side: Salesforce AppExchange logo, right side, 90%, $140B bullet points as I say them]

[Camera Pause]

Let's talk about Stablecoins for a moment, cryptocurrencies pegged to the Dollar, Euro, Pound, or Yen. These will drive early adoption.

Stablecoins are the first best use case for Cryptocurrencies after speculation and trading. Our initial product, "Blockchain Payments", makes it easy for corporations to send and receive cryptocurrencies, particularly stablecoins, and run their business automations, like receipts, thank you emails, Slack notices, and TXT messages.

[Prop 6: "Blockchain Payments" in the middle -> Receipt, Email, Slack, Message icons rotate]

[Camera Pause]

We integrate compliance rules, both the accounting documentation and the KYT, or Know Your Transaction, safety measures now required by regulators in the EU and the US. We're integrating leading information providers like CoinGecko and BitRank Verified.

[Camera Pause]

But wait, there more.

[Camera Pause]

We're working on Cryptowallets for the Salesforce Financial Services Cloud - a product that allows financial advisors to get an up to date view of their client DeFi holdings like they have for TradFi.

[Prop 7: "paper doll" Guy in Suit in the middle, line down middle, left says TradFi, right says DeFi. Left hand icons include: Charles Schwab, Vanguard, Fidelity, JP Morgan
Right hand icons include: Bitcoin, Doge, XRP, USDC, PyUSD]

We plan to add blockchain supply chain options to manufacturing cloud, and new HealthTech innovations to Health Cloud.

We also are working on solutions for Zoho CRM, Hubspot, Intuit Quickbooks, Xero, Oracle Netsuite, Sage and Zoho Books. Wherever corporations do business, we plan to bring Blockchain Tools.

[Prop 8: Logos for Zoho, Hubspot, etc., appear as I mention then]

[Camera Pause]

We already have official partnerships with Circle, Poundtoken, and XRP Ledger Foundation. And we are working with Ripple, Bridge, Filecoin, and Cardano right now.

[Prop 9: Logos for Circle, XRP, 1GBP, Ripple, Bridge, Filcoin, Cardano]

Wherever the blockchain community innovates and delivers new ideas, Web3 Enabler will be there to offer industry solutions for the leading technology platforms used by real businesses.

[Camera Pause]

In conclusion, over the next 5 years, there is going to be a wave of Corporate Adoption of Blockchain Technology. With 90% of major companies running Salesforce, there is going to be a lot of money in connecting Blockchain Technology to Salesforce. So while we may be the most boring company in blockchain, we aim to provide an exciting return to our investors.

VIDEO 3 Transcript

"Intro to Web3 Enabler"

Good morning. It's 11:30 on Wednesday, October 16th. I'm Alex Hochberger, President and CEO of Web3 Enabler. I am coming to you live right here from the Faena Forum Hotel in Miami Beach, which is currently hosting the Ripple Swell Conference. As you can see, we have completely gorgeous weather, beautiful background, and a little bit quiet because lunch is about to start in about half an hour, but I just wanted to welcome you all. Thanks for tuning in.

We're going to go over a little bit about Web3 Enabler. So at Web3 Enabler, we call ourselves the world's most boring crypto company and uh we're going to present today Blockchain Payments, which is the world's most boring crypto software.

So what is Blockchain Payments? It's a 100% native Salesforce application where all the blockchain transaction data is stored in Salesforce custom objects. The blockchain data is marked to market and recorded in standard currencies known as fiat in the crypto space. Blockchain Payments also generates payment links that can be easily accessed. And we normalize the request between the UTXO model chains like Bitcoin and Dogecoin and the account model chains like Ethereum and XRP.

We're going to go over some use cases today. the traditional payments method. We're going to focus on bringing in an international payment via crypto and decentralized payments instead of a TradFi connection and a wire. On the left here, you see a traditional TradFi payment. You send an invoice, the customer pays with their local currency based on paying you and yours. There's a bank fee, there's transaction charges and the wire hits. Usually because of time zones and people do things end of day, it often takes one to two business days. Sometimes you get same day.

But the real thing is, well, they all will claim a one percent transaction fee. You'll see that each bank usually has about 200 basis points in their bid ask spread. So you're really looking at about a five percent cost difference. On the right, you see a decentralized blockchain payment. In this case, Brazil paying in USDC. Same invoice, but now instead of using the SWIFT link, they use the Web3 Enabler blockchain payment link. They click the invoice. They go to their bank, they get USDC directly via the PIC system that Circle supports, and they pay you in USDC. Only takes about five minutes for the transaction, including confirmations.

If you're using Ethereum, you're going to have about $2.50 in gas, and you're going to have about a 1% fee because you have about a half a percent on the on-ramp and half a percent on the off-ramp. If your company is more crypto native and you're using some of the cheaper blockchains like BASE, you may find yourself spending even less. And if you do keep some crypto on hand, then you will be able to avoid the off-rambling thing.

The other case we're going to go over is sending out a payment. In this case, the focus is less on the savings of costs, although it's real, but also on the time savings. In a typical transaction where you are going to import goods, you have a notification and a request within your internal company, your internal approval. You're going to go and then send a purchase order. You're going to get an invoice. You're going to authorize the voucher. You're going to send a payment. If time zones don't cooperate, each of these steps can again take two business days. You can make it take up to two weeks from the time that you've requested an order in your company to the other side has confirmed it to their team.

The great thing about using Salesforce and Blockchain Payments is that all the information is in Salesforce. So it becomes trivial for your Salesforce admin to build an automation. that automation can do things like a shared Slack channel where you and your suppliers are in, and a notification goes out on every payment request, on every transaction, all this information verifiable on the blockchain. You can take that two-week process down to one day, saving time and money. So you're going to hear a lot about stablecoins today. USDC is the example also given here, but what's really exciting to be here at Ripple Swell is rousd is coming out from Ripple. Ripple is creating another stablecoin using best of practices, best of regulation, and they're going to be available in the Ethereum and XRP network, both of which are supported natively in blockchain payments. But for those who don't know, a stablecoin is a cryptocurrency like Bitcoin, but it's pegged to the dollar or euro or pound. And the total market is a $2.5 trillion market growing at 12.5%. And one of the reasons companies will want to start to accept it, 93% of companies that have started accepting crypto have said they've gotten growth in their customer base and revenue increases.

We currently support about 10 blockchains. We have more coming with our new release 2.3 that should be out this week. We just cleared QA, and we'll be adding TRON in 2.4.

The setup process is designed to be trivially simple. We use a simple OAuth and a click for approval using an integration user in Salesforce. All the permission sets are explained in the installation. Most are pre-configured. There are two small sets you have to build uh because of salesforce security mechanisms, but it's all clearly in the admin documentation. We support advanced configuration for anyone who's doing anything more complicated. For most companies that are doing relatively low volume CoinGecko's free access, for example, is fine. You get limited numbers of polls for time, but it's fine if you're just paying invoices, particularly stable coins on the other hand, if you're using more elaborate cryptocurrencies and you have a higher transaction volume. Stick your CoinGecko API key in, and it'll use that faster pull. We also have the same thing for BitRank Verified, which you're going to see later in the program. We've preloaded you with popular currencies and we've preloaded their contracts. So when you get told that there is a USDC transaction on base, you know it's real because we verified the contract is Coinbase Network's USDC contract. You easily create wallets for your company and for your accounts. In the company case, you just create one for the UTXO or the account style wallet, and then you get a link to configure it. The reason for this is not every company will the person controlling the wallet also have access to Salesforce. So in this case, you can click the connect link or copy it, send it over to the accounting department, send it over to the CEO, whoever controls the company's wallets.

For account wallets, we use the very popular Wallet Connect. Here you see a MetaMask example, but you can also use a QR code. Payment links. These are created simply within Salesforce. They're requests for payments. You can request a payment in crypto, or you can request it in fiat. And you can designate which wallets are acceptable, which will obviously determine which networks and coins are acceptable. Now, this looks a little more complicated than it

Web3 Enabler Inc. Exhibit E to Form C 2024-11-07

W3Ei_Form_C_Final_2024-11-07

is. In the real world, you're going to set this with a Salesforce flow to simply enable it and create the payment link. As you can see, if you go and request a payment on a UTXO network, select the asset, it just gives you the URL. We recommend using HD wallets so we can auto-derive, but you're free to use non-HD wallets and just add all the payment addresses you want. For account style, in this case, EVM or XRP, same situation, you select the asset to pay, you can connect your wallet, the client connects their wallet in, same way as you connect yours, scan a QR code and connect it so we know where it comes from, and then they just get the payment link. Simple as it can be. This is important because UTXO and account methods are different under the scenes, but we make it look simple so that there's really no need for your clients to really understand this difference. If they're paying with a UTXO, they're given a UTXO address for the transaction. If they're paying via account, they connect their account with the easy-to-use connection system, and we're able to track it that way. Everything just comes in as a blockchain transaction. All these payments are easily available in Salesforce. As you can see on the right, you see an inbound blockchain transaction. On the left, you see an example of the wallet. In this case, a bitcoin wallet that we have connected with a master public key. In this case, a zip up you know all the transactions on the inbound, you see at the bottom on chain data this is usually reserved for a Web3 Enabler admin.

At the top, you see the financial data, the amount, the exchange rate, and the value. we generate easy reports, the most common. You want things for the year, you want them for the month, or you want them for the quarter, right? And then at the bottom, you see an example of the report that's showing the transaction value and the timestamp and all this information. Easily downloadable as a CSV for your accounting department.

We've integrated recently with bitrank verified for compliance, which is really exciting. If you're following the new EU regulations, know your transaction is going to be increasingly important. With BitRank Verified, we get a score of your wallet and of the transaction, as well as individual flags for things like suspected money laundering or suspected ties to terrorism.

What's fantastic about this is all the information is now in your Salesforce org. So you can report on it, automate it, or make whatever rules are appropriate for your company. If you need to know that if there's a suspicion of terrorism, you immediately flag the order and tag it as hold. You can write that flow in a few clicks. If you want to just slack a channel to risk management and let someone decide, you can do that. All the information comes in a standard Salesforce object. And of course, you can still use BitRank verified dashboard for any advanced things that you want to look at. But one of the things, whatever your requirements are for your government and your regulation, it's easy to use and the data is archived. So if there is a problem with a wallet in September, but you did the transaction in April, there's a record that you check. and that you did your best for compliance so that you didn't do anything wrong.

Coming soon, over the next few months, we're doing some deeper Salesforce integrations. These are free add-ons that connect into the specific areas of Salesforce. So for Sales Cloud, that's the opportunity in the order. For Commerce Cloud on Core, it's the order payment summary. For Workflow Management, it's the order payment summary, payment and refund. For Financial Services Cloud, it's financial accounts. We're also doing the same for some third-party integrations like Accounting Seed and Store Connect. By using the 2GP system and the most modern Salesforce development approach, we're able to have one package and you just connect into whichever cloud you're using. If you have any questions, reach out to me.

And you know those notifications we have? Here's an example of a Slack notification. On any time that an inbound or outbound transaction occurs, or in this case an outbound, we're going to figure out if it's to a vendor or to a customer. so we check the account type on the order. And then depending on whether it's a vendor or customer, we're going to Slack the operations team or the sales team to know about it. And we're going to let vendor know that we've sent a payment or the standard Salesforce tools. You know, here is an example of sending a receipt. Things we take for granted when we use credit cards, but don't automatically happen with wire or blockchain transactions. In this situation, when a web3 payment is marked paid, then an email alert is sent to the sales rep to let them know, as well as an email to the client. So this is that sort of powerful reason we all use Salesforce. We want to provide the

Web3 Enabler Inc. Exhibit E to Form C 2024-11-07

best tools possible to our customers. We want to provide the best experience. And here with Blockchain Payments, we are bringing that in the newest method of payments.

If you have any questions, feel free to contact me on LinkedIn, come to web3 Enabler, add Just fill out the contact page and my team will be happy to talk to you. Thanks.

VIDEO 4 Transcript

"Crypto Management Made Easy and Secure"

Welcome to Global one media stocks to watch I'm Michael Su today we dive into the world of crypto compliance two experts are joining me today Lance Morgan is the president and co-founder
of the blockchain intelligence group and Alex Hochberger is the founder of a company called Web3 Enabler. Gentlemen welcome to the show.

Thanks Michael good to be here.

Now your two companies are teaming up with a new strategic partnership to tackle crypto compliance and payment processing issues these can be a real challenge for companies that work with or would like
to work with cryptocurrencies before we dive into the specifics of how you're going to work together let's take a step back and take a look at each of your platforms now Lance the blockchain intelligence group
has a product called BitRank Verified tell us what does it do and how can it help businesses.

Sure. BitRank Verifiedis our second oldest product and it is a risk scoring of both addresses and transactions so as we travel around the uh surface web the dark web and we see these addresses involved in the various types of activity uh we will flag it with whatever uh maybe it's fraud or money has gone through uh a mixer or we've seen it on the dark web next to illicit sales um fentanyl or cocaine or
gut or these kinds of things and it's with this type of attribution that gives somebody clarity about how the individual or entity is using their funds and where their address has been and we we serve this data up not only in our platform through our our SAS model but via an API and um so we're right now sitting on 50 billion data points and growing rapidly but this product came out in 2017.

Wow that is a huge number of data points so your company or your product BitRank Verified it monitors transactions in real time and it automatically raises a flag when there's something questionable like terrorism financing fraud or child exploitation. all right Alex what does Web3 Enabler do? Give us a quick Introduction.

Web3 Enabler, we tongue and cheek call ourselves the most boring company in crypto. We
we view ourselves as the bridge between traditional corporate infrastructure and the Wew web 3 and blockchain world. Our Flagship product that we released that we are working with BitRank Verified on is called Blockchain Payments. It literally takes Blockchain Payment data and brings it into your Salesforce organization that allows a company running Salesforce for your sales reps and customer service to
see transactions build business automations based upon a payment occurring or track and send payments with in the system what we're really excited for with BitRank Verified is this brings compliance to the equation so you add your information into our Salesforce app you add your bit rank API
key and now every time you see a client's wallet every time a transaction occurs this information is logged in Salesforce with the score from BitRank Verified so now you're audit and compliance Department can see everything. You can easily build automations it runs just like any other piece of business
data so we're really excited for what this partnership is going to bring for compliance in the Salesforce all
right so your company your product web through enabler you you help businesses integrate cryptocurrency payments into their existing workflows and you've already introduced us a bit to this
collaboration between your companies.

Lance you want to add something on add a little bit on to how you're going to work
together yeah well really it's a perfect marriage I mean at the end of the day Salesforce has 150,000

Web3 Enabler Inc. Exhibit E to Form C 2024-11-07

customers and I've always been a believer that uh the retail side of of transactions will start to embrace
the the value that cryptocurrency payments and digital asset payments offer both speed and lower fees and at the end of the day as a company for us we're we're about selling our data as you could tell from the beginning of the call we're we are a big data company and this is a great partnership for us to
get in front of of uh those 150,000 customers along with Web3 Enabler and showing them that uh the future is here today and you can now take crypto payments in Salesforce and be able to track it all and have that visibility and the regulatory oversight okay so as you said you're bringing bit rank verified compliance tools into Salesforce which is an absolutely huge platform tons of businesses using it every day I'm curious how you all think your partnership could impact the adoption of cryptocurrency payments among businesses using Salesforce.

Alex you want to take that one?

First yeah I think one of the things we constantly encounter in the Salesforce world is people are excited
for what cryptocurrency will bring obviously people that have only seen the news get scary stories but you know there's absolutely an excitement for this new technology and new opportunity but there's utter Terror as to how their Auditors are going to view it how the government's going to view it on their
compliance so we've seen recent regulations in the EU requiring know your transaction you've got to know your transaction well bit rank verified solves this problem perfectly you know your transaction you
know who you're transacting with so that opportunity to have that in your Salesforce or and auditable and
trackable and usable by people who do not understand that about anything about cryptocurrency you know I love that BitRank Verified gives you a score and a list of flags and you can write a very
simple rule in our system that says you know if the terrorism flag goes off email this the risk compliance manager like those sort of simple things even if you don't want to automatically take complete business operation you can immediately flag it to someone because it's great to have 50 billion data points but you need to make sure you're looking at the right ones.

I love how you break that down for us really nice. Lance I'm curious from your point of view how scalable
is the solution I mean businesses of all size big and small alike use Salesforce so how do you plan to support businesses of different sizes across a broad range of Industries.

I think that one of the points just to further uh expand on what Alex had just said is that we do know that clients in different jurisdictions in different areas of the world uh they might have different concerns than others and so we do have customers scoring available for our clients to really zero in and say yeah
it's it's anything sanctioned anything terrorism, gambling we're not really concerned about these kinds of
things uh so we we've taken care of that from a scalability in the sense of can we meet the global need and we've been doing this already in our other traditional lines of business and then we do have BitRank running on our own data center which right now can handle about 200,000 queries per second.

But let's say somehow um we exceeded that uh capability um or or the demand based on our existing
capability we have a failover with AWS and we could then handle really infinitely the number of queries that could come into the system so we we've implemented something to make sure that it just doesn't matter how fast this grows or how many transactions might be running through the system um we're
going to be able to meet that demand at all times okay so you can scale up so the market is huge.

Alex how do you plan to Market this new solution and what are you expecting in terms of
customer adoption can you share a projection with us.

So our expectation is approximately over the next five years approximately 10% of the
Salesforce ecosystem will be adopting the solution that that's kind of our Target which we is currently at about 150,000 customers and we think we'll shake out to about 180,000 customers. Now
obviously that's not all doing crypto native transactions in Salesforce. One of the things that is great about uh BitRank Verified and we have a new tier of pricing that we are finalizing in house to make it a quick adoption is regardless of where you're doing your crypto payments whether you're doing them in Salesforce whether you're doing them in your ERP whether they're in Oracle you need the data in your CRM you need to track it back to the customer you need to track it back to the sale so ultimately bringing that data into sales sales force lets your BI team look at it lets your business intelligence team you know if you're doing your analysis in Tableau if you are editing the spreadsheets and you're coming out of

Salesforce reports if you are using Datarama or other visualization tools all of your bit rank data becomes normal Salesforce data just the way it would report a a call an email or a sale and the power of making this available to everyone in the company that uses other business tools for analysis is really
what we think is going to drive us forward as we just kind of ride the wave of cryptocurrency and now we there's a compliant solution and it is a big wave that cryptocurrency wave that's for sure uh and a good app good metaphor as well considering that you're in Florida today.

I want to turn now to what this partnership means for both your companies uh Alex what motivated you to partner with bit rank verified and how does this collaboration fit into your broader strategy for corporate CRM systems so I don't even remember the fortuitous uh way we got introduced but I had a meeting with uh Lance's head of Business Development and my response was yes you have an API right like it was
really the most obvious thing beyond the transaction itself to bring that data in so it was really exciting for everyone involved it's great it is is you know was great to release. It's being released
in our next version of our software which is due out this week we're super excited about all of this in terms
of our general strategy um we want to be the bridge between corporate and Web3. Salesforce first but we also have partnership we signed with Zoho we have Partnerships in the works with QuickBooks with Xero with Sage with Oracle - the NetSuite division - HubSpot. You know everywhere companies do business we want to be and we want to be building native tools to make it easy for them uh Salesforce being the biggest player was obviously the most logical place to start but we look to be the world where web3 data is normal uh the idea of not taking a cryptocurrency payment makes about as much sense as remember bringing a check to the supermarket don't do that anymore you know remember bringing out those
machines to scan credit cards and they may you know you put the imprint on and you went and you ran the thing acoss you know I think that using a credit card now instead of crypto is going to feel that way 10 years out like it's just going to be the way payments occur.

So like you say there's so many changes and Innovations taking place in the space; what is next for Web3 Enabler are there any new innovations that we should be looking out for?

We're really intrigued by the world of real world asset tokenization the real estate world that's really exciting this data exchange with BitRank Verified we're really excited for really anywhere business is moving we think the securitization of really all assets are just going to be tracked on blockchain and we really think the companies are going to need to have access to that in their corporate systems all right.

Lance last word over to you what's next for BitRank Verified and how does it fit into this new partnership you have with Web3 Enabler. Well we're here to support Alex and his team in any fashion that's possible we. We've already had joint training sessions with our sales teams to make sure that they're fully up
to speed on on what this can do and how it can empower not only our clients but any future clients that we're speaking with. I do see that there are some other things that uh in the retail side of things that BitRank might be able to offer as extra information and make it a little easier uh since this is a little outside of the traditional businesses of fintech itself but overall really excited with Alex's path and exposure to new businesses like he said like HubSpot and Oracle and and all these other types of businesses that really will just further grow the amount of usage that BitRank has in the overall ecosystem and again we're here to support Alex in any way that we can.

Fantastic I mean there's certainly a need for real-time risk assessment when it comes to elicit activities and companies want to know that crypto transactions are both secure and compliant before undertaking them. So gentlemen thank you very much for walking us through your work in this area thank you.

We've been speaking with Lance Morgan of the blockchain intelligence group and Alex Hochberger the founder of Web3 Enabler and you've been watching Global and Media Stocks to Watch. I'm
Michael Switow.

<u>**VIDEO 5 Transcript**</u>

"Real World Blockchain Podcast Episode - Enabling business privacy on public blockchains with Paul Brody from Ernst & Young"

This episode is brought to you by Web3 Enabler. Check out our app, Blockchain Payments on the Salesforce AppExchange.
https://appexchange.salesforce.com/appxListingDetail?listingId=ee4c011b-7a5b-4a50-91fb-f28049390858

Lamothe: Hello everyone and welcome to the Real World Blockchain Podcast. In today's special episode my guest is Paul Brody from Erst and Young. Paul is the Principal Global Blockchain leader at Ernst and Young. How's it going, Paul?

Brody: It's going very well, thank you. I have now survived uh two and a half crypto winters and I still have this job so can't complain too much that's nice you know it's uh you could have uh little little stitches in your wallet just to oh that's the number of winters he survived.

Lamothe: Alright, so how did you come into contact with the blockchain industry?

Brody: I actually got into blockchain when I was at IBM, and not through cryptocurrency or payments but actually through the Internet of Things. One of the problems we were trying I was the Vice President at the time of the Electronics Industry business unit at IBM and one of our clients many of our clients were asking this question like isn't it strange we spend all this money buying these super fancy devices, and you know that every device is becoming intelligent washing machines. I've got three smart door locks in my house and here's the strange thing is that many of them are connected to the Internet. They have CPUs on them that are very powerful and still we have to pay for cloud compute infrastructure and my clients are like this is crazy you know if it cost us 25 or 50 cents you know per year to manage one of these devices in the cloud and I have a billion devices I'm looking at a billion dollars of liability every single year to manage these devices. It doesn't make any sense and so the value proposition is can't these devices manage themselves? And so we went down this path of learning about distributed computing, and we learned about Bitcoin. We're like this is really cool because we could have like computing infrastructure that is also for payments, because then devices could pay each other in micro payments. I used a little bit of your compute power something like that uh and and then right as we were getting towards working with Bitcoin, one of my colleagues said "hey I've met this guy he wants to do like Bitcoin but for compute, and his name is Vitalic, and you got to meet him and we did and we ended up building our prototype for IBM on the alpha version of Ethereum for Samsung and we showed it at CES in 2015, and honestly by then I was like blockchain is it this is where I want to make my career. I'm going down this path.

Lamothe: And do you have a background as a developer or more of law background? What's your background?

Brody: I have a I have a degree in economics uh and a certificate in African studies, and my mother was a software developer my father was a new nuclear physicist so as I always tell people what that makes me a huge disappointment um well but I love technology, but strangely, I also really like sort of economics and and and public policy and things like that.

Lamothe: You know it's interesting because when I asked you this question I was thinking okay but where does he come from because you you're your point of view seems like a fine-tuned mix between economics and philosophy, and you don't seem to be technologically illiterate, so I was thinking where does he come from, because he seems competent in a wide array of things. So what is it that you guys do at Ernst and Young regarding blockchain regarding with the blockchain industry?

Brody: I mean three three main things so we have set aside for just a moment we have very traditional consulting services. If you come to us and say we need a strategy, we can do that. If you come to us and say we're of course an audit firm so we do things like financial statement audit.

I run kind of the global blockchain team, and we've got three things on our agenda that are very specific. Number one, we want to build the tools that make it safe for large enterprises and crypto exchanges and financial entities to hold, manage and use digital assets safely.

Lamothe: So mainly technical tools or legal tools or both?

Brody: Software tools… So we have built a tool for example called Blockchain Analyzer, and what it does is let's say you're a crypto exchange and we're your auditor crypto exchange says a customer paid me $1,000 to buy Bitcoin for them, and I bought it and we're like okay we want to match all of your customer transactions that and all the Bitcoin that you have we're going to go verify that you really do have that Bitcoin on the public chain and that you made those transactions so that's what blockchain analyzer does it matches up all of your wallets it matches up all of your liabilities, so that we can say with confidence this audit client bought all the stuff that they were supposed to buy, for example… So that's one thing.

The other thing is we have a security team in Tel Aviv, and what they do is they do smart contract testing and review so we can take a smart contract we can simulate it we can we can run a whole gamut of kind of security tests against it. That kind of thing…

Lamothe: Alright and regarding that can you name this partner or is it just part of Ernst and Young?

Brody: Part of our team we have a we have a software-based smart contract analytics tool that runs simulation test certain scenarios like what happens if I give it more than the allowed input and stuff like that and what we've done is we've trained a team uh to go through this smart contract testing process it's what other people call smart contract reviews but we don't we don't call it smart contract review or smart contract audit, because it's not legally an audit and and and calling everybody's out there calling them smart contract audits is not a good word to use because audit has a meaning it implies a level of security that that doesn't really exist but we can do review and test. So we do a lot of that stuff for that's one bucket of what we do which is blockchain analytics and security.

Lamothe: So, allow me to ask a small question uh that's not the main topic but uh are you familiar with formal verification.

Brody: Yes. Such a cool concept and really really hard to like I think we have talked about it a lot because I have a whole team of PhD mathematicians we've had firms come to us over the years and say hey we know how to do formal verification a kind of mathematical proving of all the code that means you could prove that your code is bug free we have not seen definitive evidence that it works… yet I love it. I but I think it's a really cool concept by the way we're talking to a group of French engineers, who say that they think they've cracked the code on how to do this and in a couple of weeks we're gonna have a sit down with them and kind of try to go through it but I think formal verification is is really such a cool idea, and I wish that
it worked at scale so that it could work in practice.

Lamothe: Because you know being in this field and and since we at MuKn are also doing formal verification extensively uh I love it when I hear a contradictory statement saying we're not sure that it works yet.

Brody: It's interesting, because the discipline is not all it's it's not young it's I don't want to say that it doesn't work. What I would would like to say is it doesn't work at scale like I think you can you can do it individually contract by

Web3 Enabler Inc. Exhibit E to Form C 2024-11-07

contract uh but it's very very very hard work um that being said like if you had a smart it would be very cool if somebody went and did a formally verified version of an ERC20 contract think about how good that would be because it would substantially reduce some of the hacking so I do think you know in certain cases we can use formal verification what I don't think we can do is have what what we were hoping for, or what we were thinking about is some kind of automated tool that takes your junky code and like cleans it up spits it out as formally verified output that does the same stuff I don't think we know how to do that at scale. You know every formally verified contract is going to be a big piece of work a that's fascinating all right, and so you were talking about businesses and that's the key point here is that we do is basically make it safer for enterprises to use supporting our audit teams.

The second thing we do we want enterprises to be able to do this stuff for more than payment so if you think about any kind of business agreement I got money you've got stuff and we're going to exchange my money for your stuff under the terms of an agreement so uh right now a lot of the world of crypto is very very focused on payment but in my mind payment is a very small part of that's one part of I'm paying paying for what right and under the terms of what agreement almost all business to business agreements have rules like you pay a penalty if you pay late and and and we get volume discounts and things like that so what we've been trying to do on the industrial side is build the tools that are required to enable money and money for stuff under the terms of an agreement, and this is where it gets hard because money for stuff under an agreement is actually easy with tokens and smart contracts, but not with privacy, so enterprises if you think about of what enterprises buy how much they pay where it goes these are the most sensitive business topics in a corporation there's no company on Earth that I know of that's comfortable letting anybody just see what they're buying how much they're paying so the big push that we have made over the last eight years at EY is to build zero knowledge proof based systems that allow you to do payments and asset transfers with complex business logic on public Ethereum no centralization is kind of like hand waving true zero knowledge based fully decentralized public Ethereum based on transactions with business logic protected by privacy how wonderful

Lamothe: So that's fascinating on Ethereum what do you think of some so first of all can you vulgarize what you understand from zero knowledge proof I'm always interested to see what people think.

Brody: The way people would sum it up is basically what you're trying to do is you're trying to prove a statement is true without sharing the underlying data, so let's say that I had two balls, and you are color blind. You can't tell the difference between red and green so I'm going to show you one ball in one hand and one in the other hand and I'm going to say listen these are different colors I promise you they really are and you'll be like dude that's not possible they look exactly the same to me and I say here I'll prove it to you take these two balls put them behind your back and either switch them or don't switch them and I bring it back in front of you and I will tell you three times in a row whether you kept them in the same hand or switched hands for the balls at the end of that you know statistically that these two balls clearly are different because I can tell that you switch them even though they're exactly same shape um but what you also know you know that they're different they're different colors but you still don't know what red or green looks like you just know that they're different and that is a small example of a zero knowledge proof you have zero knowledge of the underlying truth, but you do know that what I am saying is true I love this example that's a very dactic one thank you our listeners will love it and so what do you think of old project that were aiming at this kind of privacy such as Monero, for example, so lots of cool projects Zcash, for example is a really good example but they're not designed for enterprise users and and in particular there's there's two issues first of all to be useful for the enterprise, you really need to be on public ethereum you've got to be in the shared public infrastructure space and you've got to be able to accept standard tokens ERC20 721s 1155 so that one thing that we did was we made Nightfall which is our Ethereum L2 that we developed. It runs on top of ethereum so it runs in times of in EVM standard environment.

Secondly we made it enterprise only so to use it, you have to have an enterprise identity SSL certificate um and and that's we really did not want to make this an attractive solution for bad actors and in particular we don't want this to be an something you can use anonymously you have to have an Enterprise identity certificate to use it.

Thirdly, we built it in such a way that it can also interact with another tool that we created called Starlite which allows you to take a solidity smart contract and compile it into a zero knowledge circuit so you can do this whole process of money for stuff under the terms of an agreement and it's really all designed for enterprises and it runs in this ethereum ecosystem and that's that's really the the big difference in fact we just want we've won many many patents for this work but we have put all the output as public domain open-source code so anyone can use it fascinating so I love where this is going and do you think um that this kind of technology and web 3 in general will be replacing standard banking operations in the future if yes, why. If no, why not… so I think it depends on the value proposition and and let me give you an explanation when when ey pays me my my monthly salary that's a one it's kind of a one-way transaction there's not a lot of complex business logic involved… same thing as when you go into a supermarket and you you you buy a bunch of stuff and you pay with your debit card on the way out that's a that's a very efficient transaction and again there's no complex logic there's no verification because it was sort of done in the process right you were in the supermarket the supermarket checkup person scanned your item and then you pay so uh I don't think sort of I'm pretty certain that that highly centralized systems will always be more efficient than decentralized ones so then you get to this interesting question like why would you use a decentralized one and and it I think it all turns on what's the most costly part of the transaction um in a de in a centralized system where you you paid with your your debt debit card at a supermarket um you actually did the most expensive part, which is that you you put the stuff in the grocery bag and you saw that the the checkout clerk doing that in the business to business sense what happens is I agreed that I'm going to pay you things from money I'm gonna pay you money for stuff that you sent me right and what happens is the payment is the cheap part what's really expensive is two things: Number one you said you send stuff did the warehouse get it did they inspect it were all the items are clear of defect right there's a lot of verification that goes on that's quite expensive and then when I get the invoice I got to check like so does this invoice comply with the terms of our contract and typically a good example is it costs a large company about $100 to do a single purchase order or a single payment the actual transmission of money is a very small amount now a decentralized system like Ethereum it is more cost it will always be more costly to make a payment in a decentralized system but you save money overall because a smart contract and a set of receipt and tracking the tokens that you received that automates all the checking so the total cost of executing the transaction including verification checking you got stuff making sure the the purchase order match the invoice and all complied to the terms of your agreement that I can do way cheaper even if the actual payment costs a little bit more so I'm looking at the total cost of ownership and the rule of thumb that we use is that blockchains are good wherever you have complex business logic and multiple parties then they are vastly cheaper and more efficient than centralized systems okay so there's really a strong business logic here so basically we're probably not going to see the the bitcoin's dream of grandmothers paying their coffee and and cafes and in the real world but for businesses this is going to save a lot a lot of costs so that's for you that's if I get you correctly that's an inevitable step for all the businesses that want to survive in the next in the next decade right yeah I personally am very skeptical of the idea well two things first of all you know Bitcoin turns out not to be a great payment system Bitcoin turns out to be kind of a valuable digital asset that people want to hold but because it's deflationary nobody actually wants to spend their Bitcoin right so you know even even if Bitcoin was good at handling enormous volumes of transactions people wouldn't want to do so they want to spend their fiat currency that's what they're used to there in a sense what we what what what people who created bitcoin failed to take into account is that there's money that we keep for Investments and there's money that we use for day-to-day spending and for day-to-day spending we want fiat currency fiat currency works really well payment systems are really well evolved for investment you know in the same way that you don't spend your Bitcoin you also don't walk into a Starbucks and be like hey can I pay you with a share of Starbucks like people don't want to do that either they want to transact in their fiat currency and so these are fundamentally separate things and and fiat currency even I think we have very very efficient centralized currency payment systems for especially for consumers and what I'll call simplified one-way payments

Lamothe: Okay that's wonderful and so uh how do you think businesses should prepare for the next step, one of the examples I use a lot when I talk about kind of large scale long-term adoption is the example from e-commerce right go back I'm I'm you guys see see my gray hair go back a long time ago when I was starting out my career in the late 90s we were just getting down into the mechanics of e-commerce and we quickly reached the point where it was theoretically very simple to do an online purchase right it's funny when I can I can go back and Amazon I can see like buying books in the in the mid 90s right almost the the day Amazon opened I think I bought a couple books um but so many obstacles existed in order to make this kind of go at scale right so for example uh very few products had online cataloges um very few products had online pictures you could make online ordering but it was ironically it was actually easier to order like a pallet of toilet paper than an individual package because online ordering to the extent that the existed back then was mostly for store managers to replenish their their stores and the whole package distribution system was made for store deliveries and not many home deliveries so it took a long time to work out these kinks and what you got was every time you crossed one obstacle you came across another that sort of had to be sold and what you ended up in e-commerce was 20 years of mainstream adoption in every case like every few years we would sort of be able to add a new category of Cheaper more valuable like we started with high value low weight and we ended up now you know eventually at the point where you can ship you know dog food right so it's a long-term cycle that involves knocking down lots of obstacles in the world of of blockchain we have a similar thing companies have lots of Digital Data but they don't really understand tokenization for example and even if they did they don't necessarily have um a digital wallet sap has just finished developing a uh a crypto and digital wallet that can be attached to S4 Hana right or or R3 so you know all of these pieces have to come together right and the technology has to mature for adoption so it's going to be my own prediction is the whole cycle of adoption is going to be about 20 years and you know individual firms are going are going to discover as they get into this that they've got three of the four necessary ingredients or something like that and they need to solve it every time you get in or you get more complex you're going to discover a new problem that needs to be solved speaking of the sap solution did did you test it yourself have you seen with your own eyes no we we've been talking with sap we know that there's you know quite a few companies sap has done a ton of experimenting they're a great example right they've done a t ton of experimenting with crypto and blockchain they've had like a half a dozen different solutions that they have tried out in different ways so you know we're still a little bit in that experimentation phase where larger companies are testing things out like I think SAP has tried for example a a carbon traceability program they've tried they've tried a couple of other things I mostly on sort of proprietary or private chains or things like hyperledger but uh I I'm hopeful that in the end everybody will sort of start to converge towards standard tokenization models in the public Ethereum ecosystem wonderful and so how do you think this um this would help or maybe not I don't know but I think I definitely think this would help businesses in many countries facing a huge banking nightmare inflationist nightmares uh for example cryptocurrencies are very great when you are in Somalia willing to pay a guy in Malaysia and having a safe delivery and you cannot be paid in USD so how do you think um web3 is going to change the the face of the of the world in terms of international e-commerce so that's a let's separate the consumer from the business side so on the consumer side it's very interesting governments can't it's not practical for you know in many cases right take your country right making a payment using crypto to somebody in another country using a crypto Network in in many many cases it's not technically legal but governments do not have the resources or the capacity to go and prosecute every individual person who violates the foreign exchange laws they do have the resources and capacity to prosecute banks or large companies that do so what consumers can do on a peer-to-peer basis is quite different than what businesses are able to do uh uh in general so you do have to be a little bit careful about that um in in how you think about this one thing that is notable is over on the consumer side is that the existence of Bitcoin the existence of cryptocurrency has um has a little bit like the existence of holding US dollars in cash it has provided a bit of a hedge and something of a um a back stop for consumers in countries that are experiencing very high levels of inflation when I say very high I'm not talking about the five or six per I'm talking about you know 100 200 500% kind of inflation the kind that really does kind of destroy things and as as an economist I can tell you like inflation between like two and 10% honestly really just not you know the fuss over inflation in the US and Europe isn't warranted um there's actually a lot of evidence that suggests that um you know pay and prices adapt kind of in Tandem and us is a good example on average most people are slightly better off even after you include inflation that's not true if inflation is is running at 100 or 200% that starts to really eat away at the fabric of your country and you know in those cases having crypto or US Dollars uh stashed underneath your mattress is really important right I think you know one of the lessons in the world and and one of the lessons from from the last few years in countries with high inflation is the truth be told what people really want are US Dollars that's overwhelmingly what they want stable coins US dollars they want that you know um even in countries where Bitcoin is legal tender people prefer to have US dollars if it's if it's a legal option because it's sort of more easily

Web3 Enabler Inc. Exhibit E to Form C 2024-11-07

W3Ei_Form_C_Final_2024-11-07

spendable right and particularly people in low-income countries not all of them have investment money they just have day-to-day spending money and they would just like it not to be worthless tomorrow right that's so what consumers can do is different from Enterprises over on the Enterprise side I think the the there's a fundamental opportunity in the Enterprise space that's really important uh which is Enterprises that want to transact in digital ecosystems are nervous about how these digital ecosystems tend to turn out the truth is we are living in the Golden Age of digital monopolies every two-sided Marketplace buyers and sellers that's connected to a digital Hub is a natural monopoly and we see this happening over and over again right where what happens is at the early stage is this digital ecosystem that connects buyers and sellers it's centralized it does a great job of creating Marketplace building infrastructure you know improving the flow that's very specific to something like retail or renting a car or borrowing somebody's home right they've built amazing tools that that are highly specialized but eventually because of network effect you end up as a de facto Monopoly right and and then what happens is is the the business switches from helpfully connecting buyers and sellers to figuring out how to extract a disproportionate share of the value from the ecosystem and in the same way that crypto systems are censorship resistant they're also Monopoly resistant if you and I are transacting on a public network with standardized tokens we really can't be locked into a single provider and the analog I would make is this think about private messaging systems that exist today on the internet right where they have the power to hold you captive they could charge you money or they could change the terms of conditions versus email email is amazing right when was the last time you paid for email right email standard messaging format delivered over the public Internet in a decentralized infrastructure, for one you know it's incredible. Email is an amazing aming example of what happens when you have standardization on decentralized networks and I want eCommerce to be as ridiculously cheap simple and standard as email for businesses and that's what we can do with public blockchains and that the result of that it's not just going to be a cheaper ecosystem I also think it's going to be a fair one because in that Circ in that ecosystem the companies that make the products and services and the consumers that buy them any value that's created by digitization goes to the participants in the ecosystem not the central digital Monopoly facilitating the network I love it because it shows another path because the depressing vision of many um cryptocurrency en enthusiasts or web3 enthusiasts these days is that you either have to choose between a very borderline illegal Cipher Punk uh old school scenario or something where you it's only about ETFs owned by big corporations and very standardized cbdcs so cryptocurrencies issued by governments with little to know privacy but also little to know freedom of change and uh and freedom of use so I really like the fact that you guys are proposing a coherent Vision for businesses and uh and ultimately for individuals in the in the long run so thank you for that it's my pleasure it's it's uh as you can tell it's it's my passion project right I knew from almost 11 years ago.

I'm like this is what I'm doing right and I uh this is what I'm doing and starting about eight years ago when I really sort of started to peel back the end and I realize and I know not only what I'm doing but I know what my contribution is going to be I know what I'm going to be able to look back and say I made this happen and it's privacy on public blockchains that is my mission for businesses I'm here to make it happen.

Lamothe: Thank you so much, Paul. Any last wors?

Brody: As you know, I'm the chairman of the Enterprise ethereum Alliance so I'd love for people to join the EA we're kind of just an industry group we we do standards we have meetups uh so please come uh join the EA and then secondly, I wrote a book it's called ethereum for business it's available at all the places that you buy book both in print and electronically there's even an audiobook, so please join the EA please read the book.

Lamothe: Please tokenize your business and put it on ethereum dear listeners please look it.

EXHIBIT F

Testing the Waters Communications

Subject: Republic Raise - We're Going Live - You Can Help!

Hey { first name } -

We're about to go live with Republic! Thank you so much for your help getting here. We are set to go Live on Monday, but one of the best ways to succeed is with a fast launch. Getting pre-launch reservations can help with that.

While this is the actual landing page, the reservation is still a no-obligation pledge of support. You'll of course be invited to turn the reservation into an investment when things go live.

[If Amount > 0]
On our teaser page, you indicated support in the amount of { $x.yy }, we hope your reservation amount will meet or exceed this amount.

If you have a few minutes to reserve, I would really appreciate it.

Thank you for all your support in getting there.

Thank you,
Alex

Subject: Invest in the Future of Finance with Web3 Enabler 🚀

Dear [Recipient's Name],

Did you know that over 93% of crypto-accepting businesses have reported growth in their revenue and customer base? The demand for blockchain solutions is rising, and Web3 Enabler is at the forefront of that revolution. Web3 Enabler is Salesforce's premier Blockchain partner, and our solution Blockchain Payments is the only Salesforce-native tool that lets businesses accept blockchain payments—cutting transaction costs by up to 90% and speeding up settlements by 95%. This isn't just about payments; it's about bringing real utility and efficiency to global commerce.

We're tapping into a market of 150,000+ Salesforce customers and 90% of Fortune 500 companies—and there's a huge opportunity to bring them into the future of digital payments. With the growing adoption of blockchain technology, the potential for Web3 Enabler to capture this market and scale is massive.

By investing in Web3 Enabler through our Republic campaign, you're not just backing a company—you're supporting the future of global finance and helping us lead the charge in this space.

Check out our Republic Campaign Page to learn more about how we're bridging the gap between traditional finance and blockchain technology.

Thanks for being a part of our journey!

Best,

[Your Name]
Web3 Enabler Team

{{Recipient.FirstName}} -

Web3 Enabler, maker of Blockchain Payments for Salesforce, is planning to crowd fund with Republic in the fall.

In addition to thinking that this is a lucrative investment opportunity, we believe that the success of projects like ours are critical to the mainstream success of Blockchain and Web3.

I am going to ask a small favor, can you go to our fundraiser "teaser" on Republic and hit Follow? You enter your email address, and optionally an amount of funding interest. This non binding interest helps us launch with Republic.

The more people following us and the more dollars committed the more support we get from Republic with our campaign. So please click through and help us.

https://republic.com/coming-soon/first-look/web3-enabler-inc-6481

Thank you, your help is highly appreciated.

Sincerely,

Alex Hochberger
CEO and Founder
Web3 Enabler Inc.
Website: https://web3enabler.com
Linkedin: https://www.linkedin.com/in/alexhochberger/
Instagram: https://www.instagram.com/soflaalex
X/Twitter: https://x.com/the_hoch
CONFIDENTIALITY NOTICE: This email, including any attachments, is for the exclusive use of the intended recipient(s) and may contain confidential and privileged information. Any unauthorized review, use, disclosure, or distribution is prohibited. If you are not the intended recipient, please contact the sender by email and destroy all copies of the original message. Web3 Enabler respects your privacy and confidentiality; unauthorized use of this communication is strictly prohibited and may be unlawful.

Our mailing address is:
{{{Organization.Address}}}
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{{Recipient.FirstName}} -

We're getting closer and closer to qualifying to launch our crowd funding on Republic for Web3 Enabler. We have been advised to get to 200 or more followers and 100k or more committed. We're currently at 135 followers and 70k committed, so we're about 70% to the goal. Web3 Enabler is my company that builds Crypto/Blockchain solutions for Salesforce. We're currently marketing Blockchain Payments for Salesforce, and looking to raise funds to have booths at Salesforce Dreamforce and Salesforce World Tour events, so we can show our software to hundreds of thousands of Salesforce Admins and Consultants.

I'm asking you to take one minute. Go to the Republic page and click follow, it will ask for your email address, once that happens we'll have one more follower. On the next page, you're invited to pledge an amount, if you pick something there, you help our committed number go up.

It is a non-binding commitment. Other than a launch email from Republic that will reference the amount, you are not bound by the amount. So if you pick a number, any number, that helps us launch.

Here is the link: Web3 Enabler on Republic.

Thanks,
Alex

Alex Hochberger
CEO and Founder
Web3 Enabler Inc.

Website: https://web3enabler.com
Linkedin: https://www.linkedin.com/in/alexhochberger/
Instagram: https://www.instagram.com/soflaalex
X/Twitter: https://x.com/the_hoch

Our mailing address is:
{{{Organization.Address}}}

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{{Recipient.FirstName}} -

Thank you so much for following us on Republic! We just hit 164 followers, and over $100,000 pledged! We're about to pull the trigger on requesting a review from Republic!!!

I am reaching out to see if you would do me a small favor. You submitted to follow without a pledge amount. While that is incredibly helpful, and helped us get to over 150 followers, we're really hoping to maximize our Republic support with more non-binding pledges.

If you could take a minute to update your follow to include a pledge amount, that will help strengthen our case for Republic helping us launch quickly. This is 100% non-binding, but pledges help us demonstrate community support.

Your support is highly valued, and we look forward to announcing our Crowd Funding raise shortly. Please consider adding a pledge amount. The higher the amount pledged, the faster Republic will help us launch.

Thanks,
Alex

Alex Hochberger
CEO and Founder
Web3 Enabler Inc.

Website: web3enabler.com
Linkedin: @alexhochberger
X/Twitter: @the_hoch
Instagram: @soflaalex

Our mailing address is:

Web3 Enabler Inc.
218 NW 24th Street, 2nd Floor
Miami, FL 33127

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